
13002074

KBS | LEGACY PARTNERS Apartment REIT

Disciplined Performance

2012 FORM 10-K & PROXY STATEMENT FOR 2013 ANNUAL MEETING

KBS | LEGACY PARTNERS Apartment REIT Stockholder Information

Annual Meeting / Poxy Information

Annual Meeting
July 8, 2013 at 11:00 am (PDT)
The Island Hotel
690 Newport Center Drive
Newport Beach, CA 92660

Proxy Related Questions
For questions regarding your proxy vote, or for assistance with your proxy materials, please contact Broadridge Financial Solutions, Inc. at: (877) 721-8341.

Company / Account Information

For Company information and shareholder mailings or for account information or updates such as an address change or other changes, please contact your financial professional or the account administration department for KBS Legacy Partners Apartment REIT at:

KBS Legacy Partners Apartment REIT, Inc.
Account Administration Department
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105
(866) 584-1381

Board of Directors and Executive Officers

Peter M. Bren
President and Director
Co-Founder and President, KBS Capital Advisors

C. Preston Butcher
Chairman of the Board and Director
Chairman of the Board, Legacy Partners Residential, Inc.

W. Dean Henry
Chief Executive Officer
Chief Executive Officer, Legacy Partners Residential, Inc.

Guy K. Hayes
Executive Vice President
President, Legacy Partners Residential, Inc.

Peter McMillan III
Executive Vice President
Co-Founder, KBS Capital Advisors

David E. Snyder
Chief Financial Officer, Treasurer and Secretary
Chief Financial Officer, KBS Capital Advisors

Stacie K. Yamane
Chief Accounting Officer
Chief Accounting Officer, Portfolio Accounting, KBS Capital Advisors

Gary T. Kachadurian
Independent Director
Chairman, Apartment Realty Advisors
Former Chairman, National Multi Housing Council

Michael L. Meyer
Independent Director
Principal, TwinRock Partners
Former Managing Partner, Orange County offices of E&Y, Kenneth Leventhal Real Estate Group

Ronald E. Zuzack
Independent Director
Former Senior Advisor and Investment Committee Member, WestRock
Retired Global Chief Operating Officer, BlackRock Realty Advisors





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


RECEIVED
APR 2 2 2013

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______
Commission file number 000-54673

KBS LEGACY PARTNERS APARTMENT REIT, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**27-0668930**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
620 Newport Center Drive, Suite 1300 Newport Beach, California	**92660**
(Address of Principal Executive Offices)	(Zip Code)

(949) 417-6500
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment of this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

There is no established market for the Registrant's shares of common stock. The Registrant is currently conducting its ongoing initial public offering of its shares of common stock pursuant to a Registration Statement on Form S-11, which shares are being sold at $10.00 per share, with discounts available for certain categories of purchasers. There were approximately 8,867,543 shares of common stock held by non-affiliates as of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter.

As of February 22, 2013, there were 14,963,876 outstanding shares of common stock of the Registrant.

10-K

TABLE OF CONTENTS

10-K

FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report on Form 10-K are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of KBS Legacy Partners Apartment REIT, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as "may," "will," "seeks," "anticipates," "believes," "estimates," "expects," "plans," "intends," "should" or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all of the risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

- We are dependent on our advisor and sub-advisor to identify suitable investments and to manage our investments.
- All of our executive officers, some of our directors and other key real estate professionals are also officers, managers, directors, key professionals and/or holders of a controlling interest in our advisor, the sub-advisor, our dealer manager and other sponsor-affiliated entities. As a result, they face conflicts of interest, including significant conflicts created by our advisor's compensation arrangements with us and other programs and investors advised by our sponsors. Fees paid to our advisor in connection with transactions involving the acquisition and management of our properties are based on the cost of the property, not on the quality of the investment or services rendered to us. This arrangement could influence our advisor to recommend riskier transactions to us.
- There is no assurance that we will raise the maximum offering amount in our initial public offering. If we raise substantially less than the maximum offering amount, we may not be able to invest in as diverse a portfolio of real estate properties as we otherwise would and the value of an investment may vary more widely with the performance of specific assets. There is a greater risk that stockholders will lose money in their investment in us if we have less diversity in our portfolio.
- We will pay substantial fees to and expenses of our advisor, affiliates and broker-dealers, which payments increase the risk that our stockholders will not earn a profit on their investment in us. These fees increase our stockholders' risk of loss.
- If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.
- Until the proceeds from our initial public offering are fully invested and from time to time during our operational stage, we expect to use proceeds from financings to fund distributions. Our organizational documents permit us to pay distributions from any source, including offering proceeds, which may constitute a return of capital. We have not established a limit on the amount of distributions that we may fund from sources other than from cash flows from operations.
- We may incur debt causing our total liabilities to exceed 75% of the cost of our tangible assets with the approval of the conflicts committee. During the early stages of our initial public offering, we expect that our conflicts committee may approve debt in excess of this limit. Higher debt levels increase the risk of our stockholders' investment.
- Continued disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to implement our business strategy and generate returns to stockholders.
- We depend on tenants for our revenue and, accordingly, our revenue is dependent upon the success and economic viability of our tenants. Revenues from our real property investments could decrease due to a reduction in tenants (caused by factors including, but not limited to, tenant defaults, tenant insolvency, early termination of tenant leases and non-renewal of existing tenant leases) and/or lower rental rates, limiting our ability to pay distributions to our stockholders.

All forward-looking statements should be read in light of the risks identified in Part I, Item 1A of this Annual Report on Form 10-K.

PART I

ITEM 1. BUSINESS

Overview

KBS Legacy Partners Apartment REIT, Inc. (the "Company") was formed on July 31, 2009 as a Maryland corporation that elected to be taxed as a real estate investment trust ("REIT") beginning with the taxable year ending December 31, 2010 and intends to continue to operate in such a manner. As used herein, the terms "we," "our" and "us" refer to the Company and as required by context, KBS Legacy Partners Limited Partnership, a Delaware limited partnership formed on August 4, 2009 (the "Operating Partnership"), and its subsidiaries. Substantially all of our business is conducted through our Operating Partnership, of which we are the sole general partner.

On August 19, 2009, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the "SEC") to offer a minimum of 250,000 shares and a maximum of 280,000,000 shares of common stock for sale to the public, of which 80,000,000 shares would be offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement effective on March 12, 2010 and we retained KBS Capital Markets Group LLC ("KBS Capital Markets Group"), an affiliate of our advisor, to serve as the dealer manager of the offering pursuant to a dealer manager agreement. The dealer manager is responsible for marketing our shares in our ongoing initial public offering.

We intend to use substantially all of the net proceeds from our ongoing initial public offering to invest in and manage a diverse portfolio of high quality apartment communities located throughout the United States. We expect that our portfolio will include "core" apartment buildings that are already well positioned and producing rental income, as well as more opportunity oriented properties at various phases of leasing, development, redevelopment or repositioning. We may make our investments through the acquisition of individual assets or by acquiring portfolios of assets, other REITs or real estate companies. As of December 31, 2012, we owned six apartment complexes.

KBS Capital Advisors LLC ("KBS Capital Advisors") is our advisor. As our advisor, KBS Capital Advisors is responsible for managing our day-to-day operations and our portfolio of real estate assets. Subject to the terms of the advisory agreement between KBS Capital Advisors and us, KBS Capital Advisors delegates certain advisory duties to a sub-advisor, KBS-Legacy Apartment Community REIT Venture, LLC (the "Sub-Advisor"), which is a joint venture among KBS Capital Advisors and Legacy Partners Residential Realty LLC. Notwithstanding such delegation to the Sub-Advisor, KBS Capital Advisors retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement. KBS Capital Advisors makes recommendations on all investments to our board of directors. A majority of our board of directors, including a majority of our independent directors acting through the conflicts committee, approves our property and real estate-related investments. KBS Capital Advisors, either directly or through the Sub-Advisor, will also provide asset-management, marketing, investor-relations and other administrative services on our behalf. Our Sub-Advisor owns 20,000 shares of our common stock. We have no paid employees.

As of December 31, 2012, we had sold 12,882,304 shares of common stock in our ongoing initial public offering for gross offering proceeds of $127.9 million, including 271,507 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $2.6 million. Also as of December 31, 2012, we had redeemed 35,848 shares sold in our ongoing initial public offering for $0.4 million.

On May 31, 2012, we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering (the "Follow-on Offering"). Pursuant to the registration statement, as amended, we propose to register up to an additional $2,000,000,000 of shares of common stock for sale to the public. We also expect to register up to an additional $760,000,000 of shares pursuant to our dividend reinvestment plan. We currently expect to commence the Follow-on Offering during the first quarter of 2013.

Objectives and Strategies

Our primary investment objectives are:

- to provide our stockholders with attractive and stable cash distributions; and
- to preserve and return our stockholders' capital contributions.

We also seek to realize growth in the value of our investments by timing asset sales to maximize their value.

Investment Strategies

Primary Investment Focus

We intend to focus our investment activities on, and use the proceeds of this offering principally for, investment in and management of a diverse portfolio of equity investments in high quality apartment communities located throughout the United States.

We plan to diversify our portfolio by investment type and investment risk, as well as by other factors, with the goal of attaining a portfolio of income-producing properties that provide attractive and stable returns to our investors. We intend to make the majority of our equity investments in investment types that have relatively low investment risk characteristics.

- *Core Apartment Properties.* We intend to allocate between 70% and 80% of our portfolio to investments in core apartment communities, which are high quality, well positioned, existing properties producing rental income, generally with at least 85% occupancy. Such properties are generally newer properties that are well-located in major urban or suburban submarkets. Core apartment communities generally have fewer near-term capital expenditure requirements (with minor deferred maintenance or cosmetic improvements, if any, required) and have the demonstrated ability to produce high occupancies and stable cash flows. As a result, core apartment communities tend to have a relatively low investment risk profile.
- *Value-Added and Opportunity-Oriented Properties.* We intend to allocate between 20% and 30% of our portfolio to investments in value-added and opportunity-oriented properties at various phases of leasing, development, redevelopment or repositioning. These properties are higher-yield and higher-risk investments than core properties and may experience short-term decreases in income during the lease-up, redevelopment or repositioning phase. Examples of value-added properties include: properties with moderate vacancies, poorly managed and positioned properties and properties owned by distressed sellers. Examples of opportunity-oriented properties include properties under development or construction. Properties that need to be redeveloped or repositioned may require minor or even major construction activity. Construction and development activities will expose us to risks such as cost overruns, carrying costs of projects under construction and development, our builder's ability to build in conformity with plans and specifications, availability and costs of materials and labor, our inability to obtain tenants, weather conditions and government regulation. Because of these risks, we will seek to acquire such properties only if our Legacy sponsor believes that there is long-term growth potential of the investment after the necessary lease-up, redevelopment or repositioning is complete.

We may make our investments through the acquisition of individual assets or by acquiring portfolios of assets. We may also make equity investments in REITs and other real estate companies with investment objectives similar to ours. We do not expect our non-controlling equity investments in other public companies to exceed 5% of the proceeds of this offering, assuming we sell the maximum offering amount, or to represent a substantial portion of our assets at any one time.

Although this is our target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. We believe that we are most likely to meet our investment objectives through the careful selection and underwriting of assets. When making an acquisition, we focus on the performance and risk characteristics of that investment, how that investment will fit with our portfolio-level performance objectives, the other assets in our portfolio and how the returns and risks of that investment compare to the returns and risks of available investment alternatives. Thus, to the extent that we are presented with good investment opportunities that allow us to meet the REIT requirements under the Internal Revenue Code, our portfolio composition may vary from what we initially expect. However, we will attempt to invest in a portfolio that produces stable and attractive returns.

We will generally hold fee title or a long-term leasehold estate in the properties we acquire. We may also invest in or acquire operating companies or other entities that own and operate assets that meet our investment objectives. We will make investments in other entities when we consider it more efficient to acquire an entity that already owns assets meeting our investment objectives than to acquire such assets directly. We may also participate with other entities (including non-affiliated entities) in property ownership through joint ventures, limited liability companies, partnerships and other types of common ownership.

We also intend to diversify our real estate property investments by geographic region. Though we are not limited as to the specific geographic areas where we may conduct our operations, we expect to purchase properties in or in close proximity to large metropolitan areas located in the United States. We believe the most attractive investment opportunities will be found in markets that either exhibit high population and employment growth rates or that have significant new supply constraints due to high barriers to entry as a consequence of limited land availability, significant zoning, land use or entitlement restrictions, and high land and construction costs. We will initially focus on markets where Legacy Residential, which is the term that we use to collectively describe Legacy Partners Residential, Inc., Legacy Partners Residential Realty LLC and all of their affiliated residential related entities, has an established market presence, market knowledge and access to potential investments, as well as an ability to direct property management and leasing operations efficiently, all of which are located in either fast growing or high barrier to entry markets in the South and West. Outside of markets where Legacy Residential has an established presence we will leverage the knowledge of our key real estate professionals who have experience in other markets as well as our network of nationwide broker and investor relationships to identify suitable investments, including joint ventures. Although we intend to acquire real estate throughout the U.S., based on the projected population growth in the South and West, the large proportion of Baby Boomers continuing to retire in these regions, and Legacy Residential's extensive experience acquiring, developing and managing apartment properties in the South and West, it is likely that a significant portion of our portfolio will be located in these areas. We will review and change our target markets periodically in response to changing market opportunities and to maintain a diverse portfolio. Economic and real estate market conditions vary widely across the United States, and we intend to spread our investments across various regions of the United States and among the submarkets within these regions.

We also intend to diversify by investment size. We expect that our real property investments will typically range in size from $15 million to $100 million; however, we may make investments outside of this range. For example, we may make investments for less than $15 million if the acquired property will complement our existing portfolio or we might acquire several smaller properties in close proximity in a desirable supply constrained market that can be operated efficiently on a collective basis. Further, we may invest more than $100 million in a single property if we believe that property will help us meet our investment objectives. We do not expect that we will invest more than $300 million in any single property. For acquisitions requiring more than $100 million of equity investment, we may seek a joint venture partner in order to reduce our equity requirement and associated risk.

We generally intend to hold our core properties for five to ten years, which we believe is the optimal period to enable us to capitalize on the potential for increased income and capital appreciation of properties. We may need to hold our opportunity oriented properties for slightly longer periods to realize the potential for increased income and capital appreciation. However, economic and market conditions may influence us to hold our investments for different periods of time.

Description of Our Apartment Leases. We expect that all of our apartment communities will lease to their tenants under similar lease terms. Consistent with the multi-family industry, we anticipate that our lease terms will range from month-to-month up to fourteen months. These terms provide maximum flexibility for us to implement rental increases when the market will bear such increases.

Property Management and Other Services. With respect to development services, construction services and property management services, although we do not rely exclusively on, nor have a written agreement to exclusively receive services from affiliates of our Legacy sponsors, our advisor may seek such services from our Legacy sponsors. All such service transactions would be subject to approval by our conflicts committee as fair and reasonable and on terms no less favorable than those available from unaffiliated third parties.

Other Investments

Development and Construction of Properties. Although we expect that we will invest primarily in properties that have operating histories or whose construction is complete, from time to time we may invest in unimproved property. However, such investment will not comprise more than 10% of our total assets. We define unimproved property as property not acquired for the purpose of producing rental or other operating income, on which there is no development or construction in progress and none is planned in good faith to commence within one year.

Investments in Equity Securities. We may make equity investments in REITs and other real estate companies with investment objectives similar to ours. We may purchase the common or preferred stock of these entities or options to acquire their stock. We may target a public company that owns multifamily real estate when we believe its stock is trading at a discount to that company's net asset value. We may eventually seek to acquire or gain a controlling interest in the companies that we target. We do not expect our non-controlling equity investments in other public companies to exceed 5% of the proceeds of this offering, assuming we sell the maximum offering amount, or to represent a substantial portion of our assets at any one time.

We will make investments in other entities when we consider it more efficient to acquire an entity that already owns assets meeting our investment objectives than to acquire such assets directly. We may also participate with other entities in property ownership through joint ventures, limited liability companies, partnerships and other types of common ownership.

Other Possible Investments. Although we expect that most of our property acquisitions will be of the type described above, we may make other investments, such as options to purchase properties and other real estate-related assets. We may enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that if, during a stated period, the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In fact, we may invest in whatever types of interests in real estate that we believe are in our best interests. Although we can purchase any type of interest in real estate-related assets, our charter does limit certain types of investments. We do not expect to invest in properties located outside of the United States. We also do not intend to invest in debt, such as mortgages, subordinated, bridge or other real estate-related loans or debt securities related to or secured by real estate, or make loans to other persons, to underwrite securities of other issuers or to engage in the purchase and sale of any types of investments other than interests in real estate properties and other real estate-related assets.

Joint Venture Investments

We may enter into joint ventures, partnerships and other co-ownership arrangements or participations for the purpose of obtaining interests in real estate properties. We may also enter into joint ventures for the development or improvement of properties. Joint venture investments permit us to own interests in large properties and other investments without unduly restricting the diversity of our portfolio. In determining whether to invest in a particular joint venture, our Legacy sponsor will evaluate the real estate properties that such joint venture owns or is being formed to own under the same criteria described elsewhere in this prospectus for the selection of our investments.

Our Legacy sponsor and KBS Capital Advisors will also evaluate the potential joint venture partner as to its financial condition, operating capabilities and integrity. At such time during the term of this offering that KBS Capital Advisors believes that there is a reasonable probability that we will enter into a joint venture for the acquisition of a significant investment, we will supplement this prospectus to disclose the terms of such investment transaction. Stockholders should not rely upon such initial disclosure of any proposed transaction as an assurance that we will ultimately consummate the proposed transaction or that the information we provide in any supplement to this prospectus concerning any proposed transaction will not change after the date of the supplement.

We have not established the specific terms we will require in the joint venture agreements we may enter into. Instead, we will establish the terms with respect to any particular joint venture agreement on a case-by-case basis after our board of directors considers all of the facts that are relevant, such as the nature and attributes of our other potential joint venture partners, the proposed structure of the joint venture, the nature of the operations, the liabilities and assets associated with the proposed joint venture and the size of our interest when compared to the interests owned by other partners in the venture. With respect to any joint venture we enter, we expect to consider the following types of concerns and safeguards:

- Our ability to manage and control the joint venture — We will consider whether we should obtain certain approval rights in joint ventures we do not control. For proposed joint ventures in which we are to share control with another entity, we will consider the procedures to address decisions in the event of an impasse.
- Our ability to exit a joint venture — We will consider requiring buy/sell rights, redemption rights or forced liquidation rights.
- Our ability to control transfers of interests held by other partners to the venture — We will consider requiring consent provisions, a right of first refusal and/or forced redemption rights in connection with transfers.

10-K

Investment Highlights

During 2012, we acquired:

- one apartment community containing 196 units located in Schaumburg, Illinois for $27.2 million plus closing costs;
- one apartment community containing 255 units located in Pikesville, Maryland for $64.7 million plus closing costs;
- one apartment community containing 240 units located in Greer, South Carolina for $20.8 million plus closing costs;
- one apartment community containing 256 units located in Lombard, Illinois for $35.5 million plus closing costs; and
- one apartment community containing 301 units located in Charlotte, North Carolina for $45.8 million plus closing costs.

Financing Objectives

We may use borrowing proceeds to finance acquisitions of new properties or assets; to pay for capital improvements or repairs to properties; to refinance existing indebtedness; to pay distributions; or to provide working capital. Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. Our investment strategy is to utilize primarily secured and possibly unsecured debt to finance our investment portfolio; however, given the current debt market environment, we may elect to forego the use of debt on some or all of our future real estate acquisitions. We may elect to secure financing subsequent to the acquisition date on future real estate properties and initially acquire investments without debt financing. To the extent that we do not finance our properties and other investments, our ability to acquire additional properties will be restricted.

As of December 31, 2012, our total debt outstanding was $167.9 million. Once we have fully invested the proceeds of this offering, we expect our debt financing to be between 50% and 65% of the cost of our tangible assets (before deducting depreciation or other noncash reserves). There is no limitation on the amount we may borrow for the purchase of any single asset. Our charter limits our borrowings to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. We do not intend to exceed the leverage limit in our charter except in the early stages of development when the costs of our investments are most likely to exceed our net offering proceeds or to the extent financing in excess of our charter limit is available at attractive terms. From time to time, our debt financing may be below 50% of the cost of our tangible assets due to the lack of availability of debt financing. As of December 31, 2012, our borrowings and other liabilities were approximately 65% of the cost (before depreciation and other noncash reserves) of our tangible assets.

Market Outlook - Multi-Family Real Estate and Finance Markets

The Great Recession of 2008 - 2009 resulted in significant job losses, which had an adverse effect on multifamily real estate. Vacancies increased to record highs and rents decreased as owners sought to retain existing residents and attract new residents. Rising capitalization rates, in addition to declining rents, caused values to decline. In contrast, 2010 exhibited positive signs that multifamily real estate had begun a solid recovery. Vacancy declined, rents increased, and capitalization rates decreased. These positive trends continued throughout 2011 and 2012.

According to the U.S. Bureau of Labor Statistics (BLS), approximately 8.7 million jobs were lost in the U.S. from December 2007 through December 2009 as a result of the Great Recession. Since 2009, employment has increased by nearly 5.3 million jobs (through December 2012). The BLS also reported that the unemployment rate peaked in 2009 at 10.0%. The unemployment rate was down to 9.4% by the end of 2010 and, as of December 2012, it was 7.8%.

REIS, Inc. reported that apartment vacancies in the U.S. were 8.0% at the end of 2009. By the end of 2010, apartment vacancies had declined to 6.6%, and they have continued to decline since then, ending the fourth quarter of 2012 at 4.5% (REIS, Inc. - "Apartment First Glance," 2012 Quarter 4). REIS also reported that effective rents for apartments were up by 2.3% in 2010 and 2011, in contrast to the decline in effective rents of 2.9% in 2009. Effective rents continued to grow in 2012 at an annualized rate of 3.8%.

Multifamily capitalization rates in the U.S. averaged 7.2% in December 2009 based on data from Real Capital Analytics ("RCA Historical Statistics by Month"). According to Witten Advisors, Class A capitalization rates were 5.2% in the third quarter of 2012.

In the medium- and long-term, we believe the prospects for multifamily real estate investment are promising. We expect several positive demographic trends, as noted below, will drive the demand for multifamily housing throughout this decade.

- U.S. population growth - The U.S. Census Bureau projects that the U.S. population will increase by approximately 37 million (12%) between 2008 and 2020, predominantly in the West and South.
- Immigration - Foreign-born renters represented 18.9% of all renters in 2010 (U.S. Census Bureau, "2010 American Community Survey"). According to the U.S. Census Bureau, immigration is expected to add about 1.4 million individuals per year to the U.S. population. This immigration-driven increase in population, when combined with the natural U.S. population increase, will increase the demand for all types of housing, including apartments, over the next decade.
- Echo Boom - The children of the Baby Boom generation, dubbed the Echo Boomers, will increase the prime rental age group, 20 to 34 year olds, by 4 million, to 68 million and it will remain at that elevated level through 2020 according to the U.S. Census Bureau.
- Baby Boom - The population of people aged 50 to 64 is expected to increase by nearly 8.4 million between 2008 and 2018 (U.S. Census Bureau Population Forecast). These Baby Boomers generally have enough income to purchase a home but are increasingly choosing to downsize. Those Baby Boomers who choose to downsize generally prefer the conveniences of apartments, particularly those in urban infill locations.
- Housing Shift - More people are choosing to rent, as opposed to own, their home. According to the U.S. Census Bureau, the percentage of people that rent their housing in the United States has increased from 31.0% in fourth quarter 2005, to 34.6% at the end of 2012. This equates to approximately 3.96 million additional renter households in the U.S., according to Witten Advisors, over that time period.

Other positive factors for multifamily real estate investment include:

- Diminished supply - According to Witten Advisors ("U.S. Apartment Markets Forecast," Fourth Quarter 2012), multifamily rental construction starts in the U.S. were 104,200 units in 2010, a small increase over the 50-year low mark of 97,600 units started in 2009. In 2011, rental construction starts in the U.S. increased to 167,000 units. Through October 2012, the latest data available at this time, U.S. rental construction starts totaled 191,000 units, still significantly below the approximately 250,000 starts a year average between 1997 and 2006. Multifamily rental construction starts are expected to stabilize at approximately 230,000 units per year in 2014.
- Availability of Debt Capital - Although there has been a tightening of lending standards for multifamily real estate, capital has remained readily available for the multifamily sector, which is in stark contrast to other commercial real estate sectors. This is in part due to the lower risk of multifamily investments as compared to the other primary property types and the continued support of government sponsored entities such as Fannie Mae, Freddie Mac, and the Federal Housing Administration.
- Maturing loans - More than $400 billion of multifamily loans are expected to mature from 2012 through 2016 (Marcus & Millichap Research Services, April 2012). We believe these loan maturities will provide opportunities to purchase properties from sellers in need of liquidity or those faced with repayment deadlines.

Economic Dependency

We are dependent on our advisor, the sub-advisor and the dealer manager for certain services that are essential to us, including the sale of our shares in our ongoing public offering; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of our investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, we will be required to obtain such services from other sources.

Competitive Market Factors

The success of our investment portfolio depends, in part, on our ability to acquire apartment communities that provide attractive and stable returns. We face competition from various entities for investment opportunities in apartment community properties, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Furthermore, we face competition from other apartment communities for tenants. This competition could reduce occupancy levels and revenues at our apartment communities, which would adversely affect our operations. We expect to face competition from many sources. We will face competition from other apartment communities both in the immediate vicinity and in the larger geographic market where our apartment communities will be located. Overbuilding of apartment communities may occur. If so, this will increase the number of apartment units available and may decrease occupancy and apartment rental rates.

Compliance with Federal, State and Local Environmental Law

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Each of our real estate properties was subject to a Phase I environmental assessment at the time it was acquired. Our real estate properties are subject to potential environmental liabilities arising primarily from historic activities at or in the vicinity of the properties. Based on our environmental diligence and assessments of our properties and our purchase of pollution and remediation legal liability insurance, we do not believe that environmental conditions at our properties are likely to have a material adverse effect on our operations.

Employees

We have no paid employees. The employees of our advisor and sub-advisor, or their affiliates provide management, acquisition, advisory and certain administrative services for us.

Principal Executive Office

Our principal executive offices are located at 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660. Our telephone number, general facsimile number and web address are (949) 417-6500, (949) 417-6520 and *www.kbslegacyreit.com*, respectively.

Industry Segments

As of December 31, 2012, we had invested in six apartment complexes. Substantially all of our revenue and net income (loss) is from real estate, and therefore, we currently operate in one business segment.

Available Information

Access to copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other filings with the SEC, including amendments to such filings, may be obtained free of charge from the following website, *http://www.kbslegacyreit.com*, through a link to the SEC's website, *http://www.sec.gov*. These filings are available promptly after we file them with, or furnish them to, the SEC.

ITEM 1A. RISK FACTORS

The following are some of the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to an Investment in Us

Based on sales volume to date, we do not believe that we are likely to raise the maximum offering amount in our initial public offering. If we raise substantially less than the maximum offering amount, we will not be able to invest in as diverse a portfolio of properties as we otherwise would, which may cause the value of our stockholders' investment to vary more widely with the performance of specific assets, and cause our general and administrative expenses to constitute a greater percentage of our revenue. Raising fewer proceeds in our offering, therefore, could increase the risk that our stockholders will lose money in their investment.

Our initial public offering is being made on a "best efforts" basis, whereby the brokers participating in the offering have no firm commitment or obligation to purchase any of the shares. To date, the proceeds we have raised in the offering are lower than our sponsor and dealer manager originally expected. As a result, we do not believe that it is likely that we will raise the maximum offering amount in the initial public offering and expect to commence a follow-on offering during the first quarter of 2013.

We are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. If the dealer manager is unable to significantly increase the amount of proceeds raised in this offering, we will make fewer investments than originally intended resulting in less diversification in terms of the number of investments owned and the geographic regions in which our investments are located. In that case, adverse developments with respect to a single property, or a geographic region, would have a greater adverse impact on our operations than they otherwise would. In addition, our inability to raise substantial funds would increase our fixed operating expenses as a percentage of our revenue, reducing our net income and limiting our ability to pay distributions to our stockholders.

Because no public trading market for our shares currently exists, it will be difficult for our stockholders to sell their shares and, if they are able to sell their shares, they will likely sell them at a substantial discount to their public offering price.

Our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require our directors to list our shares for trading on a national securities exchange by a specified date. There is no public market for our shares and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards and such sale complies with state and federal securities laws. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors, which may inhibit large investors from desiring to purchase our shares. Moreover, our share redemption program includes numerous restrictions that limit our stockholders' ability to sell their shares to us and our board of directors could amend, suspend or terminate our share redemption program upon 30 days' notice. Therefore, it will be difficult for our stockholders to sell their shares promptly or at all. If our stockholders are able to sell their shares, they would likely have to sell them at a substantial discount to their public offering price. It is also likely that our stockholders' shares will not be accepted as the primary collateral for a loan. Because of the illiquid nature of the shares, investors should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of KBS Capital Advisors, our advisor, in the acquisition of our investments, including the determination of any financing arrangements. Competition from competing entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Additionally, disruptions and dislocations in the credit markets have materially impacted the cost and availability of debt to finance real estate acquisitions, which is a key component of our acquisition strategy. This lack of available debt could result in a further reduction of suitable investment opportunities and create a competitive advantage to other entities that have greater financial resources than we do. We are also subject to competition in seeking to acquire real estate-related investments. The more shares we sell in our public offerings, the greater our challenge will be to invest all of the net offering proceeds on attractive terms. Our investors must rely entirely on the management abilities of KBS Capital Advisors, the property managers KBS Capital Advisors selects and the oversight of our board of directors. We can give no assurance that KBS Capital Advisors will be successful in obtaining suitable investments on financially attractive terms or that, if KBS Capital Advisors makes investments on our behalf, our objectives will be achieved. If we, through KBS Capital Advisors, are unable to find suitable investments promptly, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term assets. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

Continued disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to secure debt financing on attractive terms and the values of the investments we make.

Despite improved access to capital for some companies, the capital and credit markets continue to be affected by the extreme volatility and disruption during the past several years. The health of the global capital markets remains a concern. The banking industry has been experiencing improved earnings, but the relatively low growth economic environment has caused the markets to question whether financial institutions are truly appropriately capitalized. The downgrade of the U.S. government debt has increased these concerns, especially for the larger, money center banks. Smaller financial institutions have continued to work with borrowers to amend and extend existing loans; however, as these loans reach maturity, there is the potential for future credit losses. The FDIC's list of troubled financial institutions is still quite large and the threat of more bank closings will weigh heavily on the financial markets.

Looking forward, it is uncertain whether mortgage delinquencies have yet to peak. Liquidity in the global credit market has been severely reduced by market disruptions, and new lending is expected to remain subdued in the near term. We intend to rely on debt financing to finance our properties. As a result of the credit market turmoil, we may not be able to obtain debt financing at attractive terms. As such, we may be forced to use a greater proportion of our offering proceeds to finance our acquisitions, reducing the number of acquisitions we would otherwise make. If the current debt market environment persists we may modify our investment strategy in order to optimize our portfolio performance. Our options would include limiting or eliminating the use of debt and focusing on those higher yielding investments that do not require the use of leverage to meet our portfolio goals.

Further disruptions in the financial markets and uncertain economic conditions could adversely affect the values of our investments. Turmoil in the capital markets has constrained equity and debt capital available for investment in real estate, resulting in fewer buyers seeking to acquire properties and possible increases in capitalization rates and lower property values. Furthermore, declining economic conditions could negatively impact real estate fundamentals and result in lower occupancy, lower rental rates and declining values in real estate that we may acquire. These could have the following negative effects on us:

- the values of our investments in properties could decrease below the amounts we pay for such investments; and
- revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay dividends or meet our debt service obligations on debt financing.

All of these factors could impair our ability to make distributions to our investors and decrease the value of an investment in us.

We may suffer from delays in locating suitable investments, which could limit our ability to make distributions and lower the overall return on our stockholders' investment.

We rely upon our sponsors and the other real estate professionals affiliated with our sponsors, to identify suitable investments. The private KBS-sponsored programs, especially those that are currently raising offering proceeds, as well as the institutional investors for whom KBS affiliates serve as investment advisors, also rely upon our KBS sponsors for investment opportunities. In addition, KBS Real Estate Investment Trust, Inc. ("KBS REIT I"), KBS Real Estate Investment Trust II, Inc. ("KBS REIT II"), KBS Real Estate Investment Trust III, Inc. ("KBS REIT III") and KBS Strategic Opportunity REIT, Inc. ("KBS Strategic Opportunity REIT"), which are also externally advised by our advisor, rely upon our KBS sponsors. The private Legacy-sponsored programs rely upon certain of our Legacy sponsors for investment opportunities. To the extent that our sponsors and the other real estate professionals affiliated with our sponsors face competing demands upon their time which cause them to breach their fiduciary duties to us at times when we have capital ready for investment, we may face delays in locating suitable investments. Further, the more money we raise in our public offering, the more difficult it will be to invest the net offering proceeds promptly and on attractive terms. Therefore, due to the large size of our public offering and the competition from other entities that may be better positioned to acquire the types of properties and other investments we desire to purchase, the risk of delays in investing our net offering proceeds is increased. Delays we encounter in the selection and acquisition of income-producing assets would likely limit our ability to pay distributions to our stockholders and lower their overall returns. Further, if we acquire properties prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, our stockholders could suffer delays in the distribution of cash distributions attributable to those particular properties. Our stockholders should expect to wait at least several months after the closing of a property acquisition before receiving cash distributions attributable to that property.

Because our initial public offering is a blind-pool offering, our stockholders will not have the opportunity to evaluate our investments before we make them, which makes our stockholders' investment more speculative.

We will seek to invest substantially all of the net offering proceeds from our primary offering, after the payment of fees and expenses, in the acquisition of or investment in interests in real estate properties. However, because our stockholders will be unable to evaluate the economic merit of real estate projects before we invest in them, they will have to rely entirely on the ability of our advisor to select suitable and successful investment opportunities. Furthermore, our board of directors will have broad discretion in implementing policies regarding tenant or mortgagor creditworthiness and our stockholders will not have the opportunity to evaluate potential tenants, managers or borrowers. These factors increase the risk that our stockholders' investment may not generate returns comparable to our competitors.

If we raise substantially less than the maximum offering amount in our initial public offering, we will be limited in the number and type of investments we make and the value of our stockholders' investment in us will fluctuate with the performance of the specific assets we acquire.

Our common stock is being offered on a "best efforts" basis, meaning that our dealer manager is only required to use its best efforts to sell our shares and has no firm commitment or obligation to purchase any of the shares. As a result, there is no assurance that we will raise the maximum offering amount and the amount of proceeds we raise in our initial public offering may be substantially less than the amount we would need to achieve a fully diversified portfolio of investments. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number, size and geographic location of investments that we make. In that case, the likelihood that any single property's performance would adversely affect our profitability will increase. If most of our properties are located in a single geographic area, our operating results and ability to make distributions are likely to be impacted by economic changes affecting the real estate markets in that area. Our stockholders' investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of investments. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and cash flow and limiting our ability to pay distributions to our stockholders.

Organizational and offering costs as a percentage of gross offering proceeds in the follow-on offering will be higher if we raise less than the maximum offering amount in our follow-on offering.

We reimburse our advisor for organization and offering costs it may incur on our behalf, but only to the extent that the reimbursement would not cause the sales commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15% of the gross proceeds from the primary offering as of the date of the reimbursement. If we are able to raise the maximum amount of $2,000,000,000 in the primary follow-on offering, we estimate that our organizational and offering costs (excluding sales commissions and the dealer manager fee) will be approximately $17,344,061, which would equate to 0.63% of gross offering proceeds. However, if we raise less than the maximum offering amount, our organizational and offering costs as a percentage of gross offering proceeds would increase from this estimate and the percentage of offering proceeds available for investment would decrease accordingly. In our initial public offering, we expect to raise substantially less than the maximum offering amount and as a result the sales commissions, the dealer manager fee and the other organization and offering expenses borne by us amounted in the aggregate to 13.9% of the gross proceeds from the primary offering as of December 31, 2012. Based on the sales volume experienced in our initial public offering, it is reasonable to expect that we may not be able to raise the maximum offering amount in our follow-on offering and consequently, that the other organizational and offering expenses borne by us (excluding sales commissions and dealer manager fees) will be higher than 0.63% of gross offering proceeds. To the extent that our other organizational and offering expenses are greater than anticipated, the amount of offering proceeds available for investment will be reduced which may have an adverse effect on our results of operations and our ability to pay distributions to our stockholders.

We are a recently formed company with a limited operating history, which makes our future performance difficult to predict.

We are a recently formed company and have a limited operating history. We were incorporated in the State of Maryland on July 31, 2009. We broke escrow in our ongoing initial public offering in December 2010. As of February 26, 2013, we owned seven apartment community properties. We cannot assure our stockholders that we will be able to operate our business successfully or implement our operating policies and strategies described in our prospectus. Our stockholders should not assume that our performance will be similar to the past performance of other real estate investment programs sponsored by affiliates of our sponsors.

KBS REIT I was the first publicly offered investment program sponsored by our KBS sponsors. Our Legacy sponsors have not sponsored another publicly offered investment program during the last 15 years. The private KBS- and Legacy-sponsored programs were not subject to the up-front commissions, fees and expenses associated with a public offering nor all of the laws and regulations that will apply to us. For all of these reasons, our stockholders should be especially cautious when drawing conclusions about our future performance and they should not assume that it will be similar to the prior performance of other KBS- or Legacy-sponsored programs. Our limited operating history and the differences between us and the private KBS- and Legacy-sponsored programs significantly increase the risk and uncertainty our stockholders face in making an investment in our shares.

Because we are dependent upon our advisor and its affiliates to conduct our operations, any adverse changes in the financial health of our advisor or its affiliates or our relationship with them could hinder our operating performance and the return on our stockholders' investment.

We are dependent on KBS Capital Advisors to manage our operations and our portfolio of real estate properties. Our advisor depends upon the fees and other compensation that it receives from us, KBS REIT I, KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT and other public KBS-sponsored programs in connection with the purchase, management and sale of assets to conduct its operations. Any adverse changes in the financial condition of KBS Capital Advisors or our relationship with KBS Capital Advisors could hinder its ability to successfully manage our operations and our portfolio of investments.

Our ability to implement our investment strategy is dependent, in part, upon the ability of KBS Capital Markets Group, our dealer manager, to successfully conduct this offering, which makes an investment in us more speculative.

We have retained KBS Capital Markets Group, an affiliate of our advisor, to conduct our initial public offering. The success of our offering, and our ability to implement our business strategy, is dependent upon the ability of KBS Capital Markets Group to build and maintain a network of broker-dealers to sell our shares to their clients. If KBS Capital Markets Group is not successful in establishing, operating and managing this network of broker-dealers, our ability to raise proceeds through our offering will be limited and we may not have adequate capital to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, our stockholders could lose all or a part of their investment.

We have paid distributions from financings and expect that in the future we may not pay distributions solely from our cash flow from operations. To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

Our organizational documents permit us to pay distributions from any source, including offering proceeds or borrowings (both of which may constitute a return of capital). We have paid distributions from financings and expect that in the future we may not pay distributions solely from our cash flow from operations, in which case distributions may be paid in whole or in part from debt financing. We may also fund such distributions from the sale of assets. To the extent that we pay distributions from sources other than our cash flow from operations, we will have fewer funds available for investment in real estate properties and other real estate-related investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. We expect to have little, if any, cash flow from operations available for distribution until we make substantial investments. In addition, to the extent distributions exceed cash flow from operations, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flows from operations.

For the year ended December 31, 2012, we paid aggregate distributions of $5.3 million, including $3.1 million of distributions paid in cash and $2.2 million of distributions reinvested through our dividend reinvestment plan. Negative FFO for the year ended December 31, 2012 was $2.2 million and cash flow used in operations was $1.5 million. We funded our total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with $1.7 million of cash flows from operations (33%) and $3.6 million of debt financing (67%). For the year ended December 31, 2012, funds from operations represented 0% of total distributions paid.

From inception through December 31, 2012, we have experienced annual net losses which could adversely impact our ability to conduct operations, make investments and pay distributions.

From inception through December 31, 2012, we have had a cumulative net loss of $14.4 million. In the event that we continue to incur net losses in the future or such losses increase, we will have less money available to make investments and pay distributions, and our financial condition, results of operations, cash flow and ability to service our indebtedness may be adversely impacted.

The inability of our advisor to engage and retain the services of key real estate professionals, and the inability of our dealer manager to retain key employees, could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of an investment in our shares.

Our success depends to a significant degree upon the contributions of Messrs. Bren, Butcher, Henry and McMillan and, through our dealer manager, Michael Crimmins, each of whom would be difficult to replace. Neither we nor our affiliates have employment agreements with these individuals and they may not remain associated with us. If any of these persons were to cease their association with us, our operating results could suffer. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our advisor's and its affiliates' ability to attract and retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and our advisor and its affiliates may be unsuccessful in attracting and retaining such skilled individuals. Further, we intend to establish strategic relationships with firms that have special expertise in certain services or detailed knowledge regarding real properties in certain geographic regions. Maintaining such relationships will be important for us to effectively compete with other investors for properties and tenants in such regions. We may be unsuccessful in establishing and retaining such relationships. If we lose or are unable to obtain the services of highly skilled professionals or do not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered, and the value of our stockholders' investment may decline.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce our stockholders' and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, our stockholders and we may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce our stockholders' and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees (if we ever have employees) and agents) in some cases, which would decrease the cash otherwise available for distribution to our stockholders.

We may change our targeted investments without stockholder consent.

We may make adjustments to our target portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in our prospectus. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to our stockholders.

If we internalize our management functions, we could incur significant costs, your interest in us could be diluted and our operations could suffer.

Due to the public market's apparent preference for self-managed companies, a decision to list our shares on a national securities exchange might well be preceded by a decision to become self-managed. The method by which we could internalize these functions could take many forms. Given our advisor's familiarity with our assets and operations, we may hire key real estate professionals and other employees at our advisor and its affiliates and purchase information technology and other infrastructure (such as office space and furnishings) necessary for our business. The individuals and assets may or may not be affiliated with our advisor and may be hired or acquired in separate negotiations or as a group. We may choose to hire the individuals who are most familiar with our business and to acquire the infrastructure that our business then utilizes by entering into a business combination transaction with our advisor or one of its affiliates. The consideration for such individuals would be negotiated at the time of the transaction, which negotiations may result in such individuals receiving more compensation from us than they currently receive from our advisor.

If we hire non-affiliates to become our executives and employees, their lack of familiarity with our portfolio and business could adversely affect our operations and the value of your investment. However, even if we hire individuals familiar with us, we are not likely to secure the services of all of the individuals who currently perform services on our behalf. Therefore, our operations may also suffer even if we hire those who are familiar with our business.

Risks Related to Conflicts of Interest

Our sponsors and their respective affiliates, including our advisor, all of our executive officers and some of our directors and other key real estate professionals, face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

Our advisor and its affiliates will receive substantial fees from us. These fees could influence our advisor's advice to us as well as the judgment of affiliates of our advisor. Among other matters, these compensation arrangements could affect their judgment with respect to:

- the continuation, renewal or enforcement of our agreements with KBS Capital Advisors and its affiliates, including the advisory agreement and the dealer-manager agreement;
- public offerings of equity by us, which entitle KBS Capital Markets Group to dealer-manager fees and will likely entitle KBS Capital Advisors to increased acquisition and asset-management fees;
- sales of properties and other investments (including, subject to the approval of our conflicts committee, sales to affiliates), which entitle KBS Capital Advisors to disposition fees and possible subordinated incentive fees;
- acquisitions of properties and other investments, which entitle KBS Capital Advisors to acquisition and asset-management fees, and, in the case of acquisitions of investments from other KBS-sponsored programs, might entitle affiliates of KBS Capital Advisors to disposition fees and possible subordinated incentive fees in connection with its services for the seller;
- borrowings to acquire properties and other investments, which borrowings will increase the acquisition and asset-management fees payable to KBS Capital Advisors;
- whether and when we seek to list our common stock on a national securities exchange, which listing could entitle KBS Capital Advisors to a subordinated incentive listing fee;
- whether we seek stockholder approval to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and negotiating compensation for real estate professionals at our advisor and its affiliates that may result in such individuals receiving more compensation from us than they currently receive from our advisor;
- whether and when to terminate our advisory agreement with KBS Capital Advisors, which may entitle KBS Capital Advisors to receive a subordinated performance fee that, under certain circumstances, we may be required to pay even though our stockholders do not ultimately realize a return on their investment in us; and
- whether and when we seek to sell the company or its assets, which sale could entitle KBS Capital Advisors to a subordinated incentive fee.

The fees our advisor receives in connection with the acquisition, origination and management of assets are based on the cost of the investment, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our advisor to recommend riskier transactions to us.

Because other real estate programs sponsored by our sponsors and offered through our dealer manager may conduct offerings concurrently with our offering, our sponsors and our dealer manager will face potential conflicts of interest arising from competition among us and these other programs for investors and investment capital, and such conflicts may not be resolved in our favor.

Our advisor is also the external advisor of KBS REIT III, which is raising capital in an ongoing public offering of common stock. KBS Capital Markets Group, the affiliated dealer manager of our KBS sponsors and the dealer manager for our offering, also acts as the dealer manager for the KBS REIT III offering. In addition, other future programs that our sponsors may decide to sponsor may seek to raise capital through public or private offerings conducted concurrently with our offering. As a result, our sponsors and our dealer manager may face conflicts of interest arising from potential competition with these other programs for investors and investment capital. Our sponsors generally seek to avoid simultaneous public offerings by programs that have a substantially similar mix of investment characteristics, including targeted investment types and key investment objectives. Nevertheless, there may be periods during which one or more programs sponsored by our sponsors will be raising capital and which might compete with us for investment capital. Such conflicts may not be resolved in our favor and our stockholders will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making their investment in our shares.

Our sponsors, our officers, KBS Capital Advisors and the real estate professionals assembled by our advisor will face competing demands relating to their time and this may cause our operations and our stockholders' investment to suffer.

We rely on our sponsors, our officers, KBS Capital Advisors and on real estate professionals that our advisor retains to provide services to us, for the day-to-day operation of our business. Messrs. Bren, McMillan and Snyder and Ms. Yamane are also executive officers of KBS REIT I, KBS REIT II and KBS REIT III, and Mr. Bren is an executive officer of KBS Realty Advisors and its affiliates, the advisors of the other KBS-sponsored programs and the investment advisors to institutional investors in real estate and real estate-related assets. In addition, Messrs. McMillan and Snyder and Ms. Yamane are executive officers of KBS Strategic Opportunity REIT. Mr. Butcher is Chairman of the Board of Legacy Partners Residential, Inc., a firm that, together with Legacy Partners Commercial, LLC and other affiliated entities, manages a commercial and residential real estate portfolio currently valued in excess of $6.0 billion. Mr. Butcher is integral to the management of Legacy Partners Realty Funds I, II & III. Mr. Henry is Chief Executive Officer of Legacy Partners Residential, Inc., for which Mr. Hays acts as President. As a result of their interests in other programs, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities, on behalf of themselves and others, Messrs. Bren, Butcher, Henry, Hays, McMillan and Snyder and Ms. Yamane face conflicts of interest in allocating their time among us and other KBS- and Legacy-sponsored programs and other business activities in which they are involved. Should our advisor breach its fiduciary duty to us by inappropriately devoting insufficient time or resources to our business, the returns on our investments, and the value of our stockholders' investment, may decline.

All of our executive officers, some of our directors and the key real estate professionals assembled by our advisor face conflicts of interest related to their positions and/or interests in affiliates of our sponsors, including our dealer manager, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

All of our executive officers, some of our directors and key real estate professionals assembled by our advisor are also executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in our advisor, the sub-advisor, our dealer manager and other sponsor-affiliated entities. Through sponsor-affiliated entities, some of these persons also serve as the investment advisors to institutional investors in real estate and real estate-related assets. Through KBS Capital Advisors and KBS Realty Advisors some of these persons work on behalf of KBS REIT I, KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT and other KBS-sponsored programs. And through Legacy Residential and Legacy Commercial affiliated entities some of these persons serve as managers for Legacy Partners Realty Fund I, Legacy Partners Realty Fund II, Legacy Partners Realty Fund III and other institutional investors. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that breach their fiduciary duties to us and is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Risks Related to Our Corporate Structure

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, our charter prohibits a person from directly or constructively owning more than 9.8% of our outstanding shares, unless exempted by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Our stockholders' investment return may be reduced if we are required to register as an investment company under the Investment Company Act of 1940, as amended; if we or our subsidiaries become an unregistered investment company, we could not continue our business.

Neither we nor any of our subsidiaries intend to register as investment companies under the Investment Company Act of 1940, as amended. If we or our subsidiaries were obligated to register as investment companies, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

- is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the "primarily engaged test"); or
- is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of such issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the "40% test"). "Investment securities" excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

Depending on the nature of our portfolio, we believe that we and our Operating Partnership may be able to satisfy both tests above. With respect to the 40% test, we expect that most of the entities through which we and our Operating Partnership own our assets will be majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, we and our Operating Partnership are holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries.

We expect that most of the subsidiaries of our Operating Partnership will be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. (Any other subsidiaries of our Operating Partnership should be able to rely on the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.) As reflected in no-action letters, the SEC staff's position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate," or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets, which we refer to as miscellaneous assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters.

If, however, the value of the subsidiaries of our Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) is greater than 40% of the value of the assets of our Operating Partnership, then we and our Operating Partnership may seek to rely on the exception from registration under Section 3(c)(6) if we and our Operating Partnership are "primarily engaged," through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other interests in real estate. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6); however, it is our view that we and our Operating Partnership may rely on Section 3(c)(6) if 55% of the assets of our Operating Partnership consist of, and at least 55% of the income of our Operating Partnership is derived from, majority-owned subsidiaries that rely on Section 3(c)(5)(C).

To maintain compliance with the Investment Company Act, our subsidiaries may be unable to sell assets we would otherwise want them to sell and may need to sell assets we would otherwise wish them to retain. In addition, our subsidiaries may have to acquire additional assets that they might not otherwise have acquired or may have to forego opportunities to make investments that we would otherwise want them to make and would be important to our investment strategy. Moreover, the SEC may issue interpretations with respect to various types of assets that are contrary to our views and current SEC staff interpretations are subject to change, which increases the risk of non-compliance and the risk that we may be forced to make adverse changes to our portfolio. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement and a court could appoint a receiver to take control of us and liquidate our business.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered "real estate-related assets" under the Investment Company Act or REIT qualification tests changes as compared to the market value or income potential of our assets that are not considered "real estate-related assets" under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

Our stockholders have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board's broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks our stockholders face.

Our stockholders may not be able to sell their shares under our share redemption program and, if our stockholders are able to sell their shares under the program, they may not be able to recover the amount of their investment in our shares.

Our share redemption program includes numerous restrictions that limit our stockholders' ability to sell their shares. Our stockholders must hold their shares for at least one year in order to participate in the share redemption program, except for redemptions sought upon a stockholder's death or "qualifying disability" or "determination of incompetence." We limit the number of shares redeemed pursuant to the share redemption program as follows: (1) during any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year and (2) during each calendar year, redemptions are limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year. Further, we have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all redemption requests made in any year. In particular, the limitation on redemptions to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year may significantly limit your ability to have your shares redeemed pursuant to our share redemption program because we expect to declare distributions only when our board of directors determines we have sufficient cash flow. Particularly during our offering stage, we may not have significant cash flow to pay distributions, which would in turn severely limit redemptions during the next calendar year. Our board would be free to amend, suspend or terminate the share redemption program upon 30 days' notice.

The prices at which we will initially redeem shares under the program are as follows:

- 92.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;
- 95.0% of the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;
- 97.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and
- 100% of the price paid to acquire the shares from us for stockholders who have held their shares for at least four years.

Notwithstanding the above, once we establish an estimated value per share of our common stock for a purpose other than to set the price to acquire a share in our primary offering or a follow-on public offering, the redemption price per share for all stockholders would be equal to the estimated value per share, as determined by our advisor or another firm chosen for that purpose. We expect to establish an estimated value per share after the completion of our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities — whether through this offering or follow-on public offerings — and have not done so for up to 18 months. These restrictions would severely limit our stockholders' ability to sell their shares should they require liquidity and would limit their ability to recover the value they invested.

Because the offering price in our ongoing initial public offering exceeds our net tangible book value per share, investors in our offering will experience immediate dilution in the net tangible book value of their shares.

We are currently offering shares in our ongoing initial public offering at $10.00 per share, with discounts available to certain categories of purchasers. Our current offering price exceeds our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price as a result of (i) the substantial fees paid in connection with our initial public offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments and (iii) general and administrative expenses. As of December 31, 2012, our net tangible book value per share was $6.90. To the extent we are able to raise substantial proceeds in our ongoing initial public offering, the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization of our real estate investments.

Our current offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, the factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time. We expect to establish an updated offering price for shares of common stock to be sold in the Company's initial public offering shortly.

The actual value of shares that we repurchase under our share redemption program may be substantially less than what we pay.

Under our share redemption program, shares currently may be repurchased at varying prices depending on (a) the number of years the shares have been held, (b) the purchase price paid for the shares and (c) whether the redemptions are sought upon a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined in the program). The current maximum price that may be paid under the program is $10.00 per share, which is the current offering price of our shares of common stock in our primary public offering (ignoring purchase price discounts for certain categories of purchasers) and the initial estimated value of our shares of common stock as disclosed to assist FINRA members and their associated persons that participate in our public offering, pursuant to FINRA Rule 2310. Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in our primary public offering, this reported value is likely to differ from the price at which a stockholder could resell his or her shares for the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock at $10.00 per share, the actual value of the shares that we repurchase is likely to be less, and the repurchase is likely to be dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the repurchase may be dilutive to our remaining stockholders.

Because the dealer manager is one of our affiliates, our stockholders will not have the benefit of an independent due diligence review of us, which is customarily performed in underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty our stockholders face.

Our dealer manager, KBS Capital Markets Group, is one of our affiliates. Because KBS Capital Markets Group is an affiliate, its due diligence review and investigation of us and our prospectus cannot be considered to be an independent review. Therefore, our stockholders do not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. In addition, it is likely that there will be little or no coverage of us by independent research analysts. Consequently, our stockholders will not receive the benefits associated with an independent review of our performance, and of the value of our shares, relative to traded REITs.

Our investors' interest in us will be diluted if we issue additional shares, which could reduce the overall value of their investment.

Our common stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,010,000,000 shares of capital stock, of which 1,000,000,000 shares are designated as common stock and 10,000,000 shares are designated as preferred stock. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. After our investors purchase in this offering, our board may elect to (1) sell additional shares in our current or future public offerings, including through the dividend reinvestment plan, (2) issue equity interests in private offerings, (3) issue shares to our advisor, or its successors or assigns, in payment of an outstanding fee obligation or (4) issue shares of our common stock to sellers of properties or assets we acquire in connection with an exchange of limited partnership interests of the Operating Partnership. To the extent we issue additional equity interests after our investors purchase in this offering, whether in a primary offering, the dividend reinvestment plan or otherwise, their percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our real estate investments, our investors may also experience dilution in the book value and fair value of their shares and in the earnings and distributions per share.

Payment of fees to KBS Capital Advisors and its affiliates will reduce cash available for investment and distribution and increases the risk that our stockholders will not be able to recover the amount of their investment in our shares.

KBS Capital Advisors and its affiliates will perform services for us in connection with the selection, acquisition, management, and administration of our investments. We will pay them substantial fees for these services, which will result in immediate dilution to the value of our stockholders' investment and will reduce the amount of cash available for investment or distribution to stockholders. Compensation to be paid to our advisor may be increased subject to approval by our conflicts committee and the other limitations in our charter, which would further dilute our stockholders' investment and reduce the amount of cash available for investment or distribution to stockholders. Depending primarily upon the number of shares we sell in the primary offering of our initial public offering and assuming a $10.00 purchase price for shares sold in the primary offering, we estimate that we will use 83.66% to 88.09% of the gross proceeds from the primary offering, or between $8.37 and $8.81 per share, for investments.

We may also pay significant fees during our listing/liquidation stage. Although most of the fees payable during our listing/liquidation stage are contingent on our investors first enjoying agreed-upon investment returns, the investment-return thresholds may be reduced subject to approval by our conflicts committee and the other limitations in our charter. For instance, although our advisory agreement currently requires that our stockholders receive a return of their net capital plus an 8.0% per year cumulative, non-compounded return before our advisor is entitled to receive a subordinated participation in our net cash flows, our charter would permit our conflicts committee to reduce the applicable investment-return threshold to as low as a return of net capital plus a 6.0% per year cumulative, non-compounded return without stockholder approval.

Therefore, these fees increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in this offering. These substantial fees and other payments also increase the risk that our stockholders will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

Our stockholders may be more likely to sustain a loss on their investment because our sponsors do not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

Our sponsors have only invested $200,000 in us through the purchase of 20,000 shares of our common stock at $10 per share. Therefore, if we are successful in raising enough proceeds to reimburse our sponsors for our significant organization and offering expenses, our sponsors will have little exposure to loss in the value of our shares. Without this exposure, our investors may be at a greater risk of loss because our sponsors do not have as much to lose from a decrease in the value of our shares as do those sponsors who make more significant equity investments in their companies.

Although we will not currently be afforded the protection of the Maryland General Corporation Law relating to deterring or defending hostile takeovers, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, "business combinations" between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our board of directors opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection.

If we do not successfully implement our liquidation policy, our stockholders may have to hold their investment for an indefinite period.

Although we presently intend to complete a transaction providing liquidity to stockholders by January 31, 2020, our charter does not require our board of directors to pursue such a liquidity event. Market conditions and other factors could cause us to delay the listing of our shares on a national securities exchange or delay the commencement of our liquidation beyond January 31, 2020. If our board of directors does determine to pursue our liquidation policy, we would be under no obligation to conclude the process within a set time. The timing of the sale of assets will depend on real estate and financial markets, economic conditions in the areas in which properties are located, and federal income tax effects on stockholders, that may prevail in the future. We cannot guarantee that we will be able to liquidate all assets. After we adopt a plan of liquidation, we would remain in existence until all properties and assets are liquidated. If we do not pursue a liquidity event, or delay such an event due to market conditions, our stockholders' shares may continue to be illiquid and they may, for an indefinite period of time, be unable to convert their investment to cash easily and could suffer losses on their investment.

Our charter includes an anti-takeover provision that may discourage a stockholder from launching a tender offer for our shares.

Our charter provides that any tender offer made by a stockholder, including any "mini-tender" offer, must comply with most provisions of Regulation 14D of the Securities Exchange Act of 1934, as amended. The offering stockholder must provide our company notice of such tender offer at least ten business days before initiating the tender offer. If the offering stockholder does not comply with these requirements, our company will have the right to redeem that stockholder's shares and any shares acquired in such tender offer. In addition, the noncomplying stockholder shall be responsible for all of our company's expenses in connection with that stockholder's noncompliance. This provision of our charter may discourage a stockholder from initiating a tender offer for our shares and prevent him or her from receiving a premium price for his or her shares in such a transaction.

General Risks Related to Investments in Real Estate

Economic and regulatory changes that impact the real estate market generally may weaken our operating results and cause us to be unable to realize appreciation in the value of properties we acquire.

The performance of properties that we acquire is subject to the risks typically associated with real estate, including:

- downturns in national, regional and local economic conditions;
- competition from residential buildings;
- adverse local conditions, such as oversupply or reduction in demand for residential buildings and changes in real estate zoning laws that may reduce the desirability of real estate in an area;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;
- changes in the supply of or the demand for similar or competing properties in an area;
- changes in interest rates and the availability of permanent mortgage financing, which may render the sale of a property or loan difficult or unattractive;
- changes or increases in tax, including real and personal property taxes, real estate, environmental and zoning laws; and
- periods of high interest rates and tight money supply, all of which could adversely affect our cash flows from operations.

In addition, local conditions in the markets in which we intend to own apartment communities may significantly affect occupancy or rental rates at such properties. The risks that may adversely affect conditions in those markets include the following:

- layoffs and relocations of significant local employers and other events negatively impacting local employment rates and the local economy;
- an oversupply of, or a lack of demand for, apartments;
- the inability or unwillingness of residents to pay rent increases; and
- rent control or rent stabilization laws or other housing laws, which could prevent us from raising rents.

These factors could weaken our operating results or cause us to be unable to realize growth in the value of our real estate properties.

A concentration of our investments in the apartment community sector may leave our profitability vulnerable to a downturn or slowdown in the sector.

We expect to concentrate our investments in the apartment community sector. As a result, we will be subject to risks inherent in investments in a single type of property. If our investments are substantially in the apartment community sector, then the potential effects on our revenues, and as a result, on cash available for distribution to our stockholders, resulting from a downturn or slowdown in the apartment community sector could be more pronounced than if we had more fully diversified our investments.

We depend on tenants for our revenue, and, accordingly, our revenue and our ability to make distributions to our stockholders is dependent upon the ability of the tenants of our properties to generate enough income to pay their rents in a timely manner. Non-renewals, terminations or lease defaults could reduce our net income and limit our ability to make distributions to our stockholders.

The underlying value of our properties and the ability to make distributions to our stockholders depend upon the ability of the tenants of our properties to generate enough income to pay their rents in a timely manner, and the success of our investments depends upon the occupancy levels, rental income and operating expenses of our properties and our company. Tenants' inability to timely pay their rents may be impacted by employment and other constraints on their personal finances, including debts, purchases and other factors. These and other changes beyond our control may adversely affect our tenants' ability to make lease payments. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur costs in protecting our investment and re-leasing our property. We may be unable to re-lease the property for the rent previously received. We may be unable to sell a property with low occupancy without incurring a loss. These events and others could cause us to reduce the amount of distributions we make to stockholders and the value of our stockholders' investment to decline.

Short-term multifamily and apartment leases expose us to the effects of declining market rent, which could adversely impact our ability to make cash distributions to our stockholders.

We expect that substantially all of our apartment leases will be for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available to distribute to stockholders. In addition, the resale value of the property could be diminished because the market value of a particular property depends principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction on the resale value of a property could also reduce the value of our stockholders' investment.

We may be unable to secure funds for future capital improvements, which could adversely impact our ability to make cash distributions to our stockholders.

When residents do not renew their leases or otherwise vacate their apartment units, in order to attract replacement residents, we may be required to expend funds for capital improvements to the vacated apartment units. In addition, we may require substantial funds to renovate an apartment community in order to sell it, upgrade it or reposition it in the market. If we have insufficient capital reserves, we will have to obtain financing from other sources. We intend to establish capital reserves in an amount we, in our discretion, believe is necessary. A lender also may require escrow of capital reserves in excess of any established reserves. If these reserves or any reserves otherwise established are designated for other uses or are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure our stockholders that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Moreover, certain reserves required by lenders may be designated for specific uses and may not be available for capital purposes such as future capital improvements. Additional borrowing for capital needs and capital improvements will increase our interest expense, and therefore our financial condition and our ability to make cash distributions to our stockholders may be adversely affected.

Our inability to sell a property when we want could limit our ability to pay cash distributions to our stockholders.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. We may be unable to sell our properties at a profit. Our inability to sell properties at the time and on the terms we want could reduce our cash flow and limit our ability to make distributions to our stockholders and could reduce the value of our stockholders' investment.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the distributions available to our stockholders.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other assets, will be delayed until the promissory notes or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

From time to time we expect to acquire unimproved real property or properties that are under development or construction. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and/or community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Competition with third parties in acquiring properties may reduce our profitability and the return on our stockholders' investment.

We face competition from various entities for investment opportunities in apartment community properties, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Additionally, disruptions and dislocations in the credit markets have materially impacted the cost and availability of debt to finance real estate acquisitions, which is a key component of our acquisition strategy. This lack of available debt could result in a further reduction of suitable investment opportunities and create a competitive advantage for other entities that have greater financial resources than we do. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we acquire properties and other investments at higher prices and/or by using less-than-ideal capital structures, our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets. If such events occur, our stockholders may experience a lower return on their investment.

Competition from other apartment communities for tenants could reduce our profitability and the return on our stockholders' investment.

The apartment community industry is highly competitive. This competition could reduce occupancy levels and revenues at our apartment communities, which would adversely affect our operations. We expect to face competition from many sources. We will face competition from other apartment communities both in the immediate vicinity and in the larger geographic market where our apartment communities will be located. Overbuilding of apartment communities may occur. If so, this will increase the number of apartment units available and may decrease occupancy and apartment rental rates. In addition, increases in operating costs due to inflation may not be offset by increased apartment rental rates.

Increased competition and increased affordability of single-family homes could limit our ability to retain residents, lease apartment units or increase or maintain rents.

Any apartment communities we may acquire will most likely compete with numerous housing alternatives in attracting residents, including single-family homes, as well as owner occupied single- and multifamily homes available to rent. Competitive housing in a particular area and the increasing affordability of owner occupied single- and multifamily homes available to rent or buy caused by declining mortgage interest rates and government programs to promote home ownership could adversely affect our ability to retain our residents, lease apartment units and increase or maintain rental rates.

Our joint venture partners could take actions that decrease the value of an investment to us and lower our stockholders' overall return.

We may enter into joint ventures with third parties to acquire properties. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

- that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;
- that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals; or
- that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of our stockholders' investment.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our stockholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials, and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties, or damages we must pay will reduce our ability to make distributions and may reduce the value of our stockholders' investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Costs associated with complying with the Americans with Disabilities Act may decrease our cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for Disabilities Act compliance will reduce our net income and the amount of cash available for distributions to our stockholders.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our stockholders' investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our stockholders' investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to stockholders.

Risks Associated with Debt Financing

We incur mortgage indebtedness and other borrowings, which increases our risk of loss due to foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our properties and other assets. In some instances, we may acquire real properties by financing a portion of the price of the properties and mortgaging or pledging some or all of the properties purchased as security for that debt. We may also incur mortgage debt on properties that we already own in order to obtain funds to acquire additional properties. In addition, we may borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). We, however, can give our stockholders no assurance that we will be able to obtain such borrowings on satisfactory terms.

If we do place mortgage debt on a property and there is a shortfall between the cash flow from that property and the cash flow needed to service mortgage debt on that property, then the amount of cash available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, reducing the value of stockholders' investment. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we would not necessarily receive any cash proceeds. We may give full or partial guaranties to lenders of mortgage debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties.

We may also obtain recourse debt to finance our acquisitions and meet our REIT distribution requirements. If we have insufficient income to service our recourse debt obligations, our lenders could institute proceedings against us to foreclose upon our assets. If a lender successfully forecloses upon any of our assets, our ability to pay cash distributions to our stockholders will be limited and our stockholders could lose all or part of their investment.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flows from operations and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise capital by issuing more stock or borrowing more money.

We may not be able to access financing sources on attractive terms, which could adversely affect our ability to execute our business plan.

We may finance our assets over the long-term through a variety of means, including through the use of credit facilities. Our ability to execute this strategy will depend on various conditions in the markets for financing in this manner that are beyond our control, including lack of liquidity and greater credit spreads. We cannot be certain that these markets will remain an efficient source of long-term financing for our assets. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities may not accommodate long-term financing. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution to our stockholders and funds available for operations as well as for future business opportunities.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan agreements we enter may contain covenants that limit our ability to further mortgage a property or that prohibit us from discontinuing insurance coverage or replacing KBS Capital Advisors as our advisor. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

Increases in interest rates could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

Increases in interest rates will increase the cost of debt that we incur, which could reduce the cash we have available for distributions. Additionally, if we incur variable rate debt, increases in interest rates would increase our interest costs, which would reduce our cash flows and our ability to pay distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our stockholders' investment.

Our policies do not limit us from incurring debt until our borrowings and other liabilities would exceed 75% of the cost of our tangible assets (before deducting depreciation or other noncash reserves) and we may exceed this limit with the approval of the conflicts committee of our board of directors. As of December 31, 2012, our total liabilities were approximately 65% of the cost (before depreciation or other noncash reserves) of our tangible assets. During the early stages of this offering, we expect that our conflicts committee will approve debt in excess of this limit. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders' investment.

Federal Income Tax Risks

Failure to qualify as a REIT would subject us to federal income tax, which would reduce the cash available for distribution to you.

We expect to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes. However, the federal income tax laws governing REITs are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments we may make, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, we would be required to pay federal income tax on our taxable income. We might need to borrow money or sell assets to pay that tax. Our payment of income tax would decrease the amount of our income available for distribution to you. Furthermore, if we fail to maintain our qualification as a REIT and we do not qualify for certain statutory relief provisions, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT were excused under federal tax laws, we would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Our stockholders may have current tax liability on distributions they elect to reinvest in our common stock.

If our stockholders participate in our dividend reinvestment plan, they will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, our stockholders will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value, if any. As a result, unless our stockholders are tax-exempt entities, they may have to use funds from other sources to pay their tax liability on the value of the shares of common stock received.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

- In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.
- We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.
- If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property," we may avoid the 100% tax on gain from a resale of that property, but the income from the sale or operation of that property may be subject to corporate income tax at the highest applicable rate.
- If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% "prohibited transaction" tax unless such sale were made by one of our taxable REIT subsidiaries.

We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

To qualify as a REIT, we must distribute to our stockholders each year 90% of our REIT taxable income (which is determined without regard to the dividends-paid deduction or net capital gain). From time to time, we may generate taxable income greater than our income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT status, we may have to borrow funds on a short-term basis during unfavorable market conditions.

To qualify as a REIT, we generally must distribute annually to our stockholders a minimum of 90% of our taxable income, excluding capital gains. We will be subject to regular corporate income taxes on the undistributed income to the extent that we distribute less than 100% of our REIT taxable income each year. Additionally, we will be subject to a 4% nondeductible excise tax on any amount by which distributions paid (or deemed paid) by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from previous years. Payments we make to redeem our shares generally are not taken into account for purposes of these distribution requirements. If we do not have sufficient cash to make distributions necessary to preserve our REIT status for any year or to avoid taxation, we may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales.

If we were considered to actually or constructively pay a "preferential dividend" to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our annual REIT taxable income (excluding net capital gain), determined without regard to the deduction for dividends paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distribution must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. There is no de minimus exception with respect to preferential dividends; therefore, if the IRS were to take the position that we paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure.

If certain sale-leaseback transactions are not characterized by the IRS as "true leases," we may be subject to adverse tax consequences.

We may purchase investments in properties and lease them back to the sellers of these properties. If the IRS does not characterize these leases as "true leases," we would not be treated as receiving rents from real property with regard to such leases which could affect our ability to satisfy the REIT gross income tests.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which may delay or hinder our ability to meet our investment objectives and reduce our stockholders' overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of our stockholders' investment.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, deemed held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of or securitize loans in a manner that was treated as a sale of the loans for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

It may be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through taxable REIT subsidiaries. However, to the extent that we engage in such activities through taxable REIT subsidiaries, the income associated with such activities may be subject to full corporate income tax.

The Internal Revenue Service may challenge our characterization of certain income from offshore taxable REIT subsidiaries.

We may form offshore corporate entities treated as taxable REIT subsidiaries. If we form such subsidiaries, we may receive certain "income inclusions" with respect to our equity investments in these entities. We intend to treat such income inclusions, to the extent matched by repatriations of cash in the same taxable year, as qualifying income for purposes of the 95% gross income test but not the 75% gross income test. Because there is no clear precedent with respect to the qualification of such income inclusions for purposes of the REIT gross income tests, no assurance can be given that the Internal Revenue Service will not assert a contrary position. If such income does not qualify for the 95% gross income test, we could be subject to a penalty tax or we could fail to qualify as a REIT, in both events only if such inclusions (along with certain other non-qualifying income) exceed 5% of our gross income.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Dividends payable by REITs do not qualify for the reduced tax rates.

The maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for this rate. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts or estates to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Retirement Plan Risks

If the fiduciary of an employee benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan) or an owner of a retirement arrangement subject to Section 4975 of the Internal Revenue Code (such as an individual retirement account ("IRA")) fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to penalties and other sanctions.

There are special considerations that apply to employee benefit plans subject to the Employee Retirement Income Security Act ("ERISA") (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. Fiduciaries and IRA owners investing the assets of such a plan or account in our common stock should satisfy themselves that:

- the investment is consistent with their fiduciary and other obligations under ERISA and the Internal Revenue Code;
- the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan's or account's investment policy;
- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;
- the investment in our shares, for which no public market currently exists, is consistent with the liquidity needs of the plan or IRA;
- the investment will not produce an unacceptable amount of "unrelated business taxable income" for the plan or IRA;
- our stockholders will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and
- the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we will provide an estimated value for our shares annually. We can make no claim whether such estimated value will or will not satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common stock. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions. See Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Market Information" of this Annual Report on Form 10-K.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies, including liability for investment losses. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In addition, the investment transaction must be undone. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified as a tax-exempt account and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA owners should consult with counsel before making an investment in our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments.

ITEM 2. PROPERTIES

As of December 31, 2012, we owned six apartment complexes containing 1,752 units and encompassing 1.7 million rentable square feet, which were 95% occupied. The following is a summary of our real estate properties as of December 31, 2012:

Property	Location	Date Acquired	Number of Units	Monthly Rent [1]	Occupancy [2]	Average Monthly Rent per Leased Unit [3]
Legacy at Valley Ranch	Irving, TX	10/26/2010	504	$ 452,372	97%	$ 925.10
Poplar Creek	Schaumburg, IL	02/09/2012	196	219,191	95%	1,178.45
The Residence at Waterstone	Pikesville, MD	04/06/2012	255	437,843	94%	1,824.34
Legacy Crescent Park	Greer, SC	05/03/2012	240	183,225	97%	789.76
Legacy at Martin's Point	Lombard, IL	05/31/2012	256	267,276	91%	1,152.05
Wesley Village	Charlotte, NC	11/06/2012	301	322,002	93%	1,154.13
			1,752	$ 1,881,909	95%	$ 1,130.68

[1] Monthly rent is based on the aggregate contractual rent from tenant leases in effect as of December 31, 2012, adjusted to reflect any contractual tenant concessions.

[2] Occupancy percentage is calculated as the number of occupied units divided by the total number of units of the property as of December 31, 2012.

[3] Monthly rent per leased unit is calculated as the aggregate contractual rent from leases in effect as of December 31, 2012, adjusted to reflect any contractual tenant concessions, divided by the number of leased units.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. Management is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition. Nor are we aware of any such legal proceedings contemplated by government agencies.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stockholder Information

As of February 22, 2013, we had 15.0 million shares of common stock outstanding held by a total of 4,677 stockholders. The number of stockholders is based on the records of DST Systems, Inc., who serves as our transfer agent.

Market Information

No public market currently exists for our shares of common stock, and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, our stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase requirements. In addition, our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors. Consequently, there is the risk that our stockholders may not be able to sell their shares at a time or price acceptable to them.

To assist the Financial Industry Regulatory Authority ("FINRA") members and their associated persons that participate in the initial public offering of our common stock, pursuant to FINRA Conduct Rule 5110, we will disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. In addition, KBS Capital Advisors, our advisor, will prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares. For this purpose, the estimated value of our shares of common stock is $10 per share as of December 31, 2012. The basis for this valuation is the current public offering price of $10 per share (ignoring purchase price discounts for certain categories of purchasers). Our advisor has indicated that it intends to use the most recent price paid to acquire a share in our initial public offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as its estimated per share value of our shares until we have completed our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities — whether through our initial public offering or follow-on public offerings — and have not done so for up to 18 months. If our board of directors determines that it is in our best interest, we may conduct follow-on offerings upon the termination of our initial public offering. Our charter does not restrict our ability to conduct offerings in the future. (For purposes of this definition, we do not consider a "public equity offering" to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in our Operating Partnership.)

Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in our primary public offering, this reported value is likely to differ from the price that a stockholder would receive in the near term upon a resale of his or her shares or upon our liquidation because (i) there is no public trading market for the shares at this time; (ii) the $10.00 primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from our primary public offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

Distribution Information

We intend to authorize and declare distributions based on daily record dates that will be paid on a monthly basis. We have elected to be taxed as a REIT under the Internal Revenue Code and have operated as such beginning with our taxable year ended December 31, 2010. To qualify and maintain our qualification as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. generally accepted accounting principles ("GAAP")). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

During 2011 and 2012, we declared distributions based on daily record dates for each day during the period commencing January 1, 2011 through February 28, 2012 and March 1, 2012 through December 31, 2012. Distributions for all record dates of a given month are paid approximately 15 days after month-end. However, commencing with distributions for November 2012 record dates, distributions are paid on or about the first business day of the following month. Distributions declared during 2011 and 2012, aggregated by quarter, are as follows (dollars in thousands, except per share amounts):

	2012				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$ 907	$ 1,287	$ 1,598	$ 1,932	$ 5,724
Total Per Share Distribution	$ 0.160	$ 0.162	$ 0.164	$ 0.164	$ 0.650
Annualized Rate Based on Purchase Price of $10.00 Per Share	6.5%	6.5%	6.5%	6.5%	6.5%

	2011				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Total Distributions Declared	$ 79	$ 177	$ 300	$ 571	$ 1,127
Total Per Share Distribution	$ 0.160	$ 0.162	$ 0.164	$ 0.164	$ 0.650
Annualized Rate Based on Purchase Price of $10.00 Per Share	6.5%	6.5%	6.5%	6.5%	6.5%

The tax composition of our distributions declared for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
Ordinary Income	0%	0%
Return of Capital	100%	100%
Total	100%	100%

On November 6, 2012, our board of directors declared distributions based on daily record dates for the period from January 1, 2013 through January 31, 2013, which we paid in February 2013. On January 18, 2013, our board of directors declared distributions based on daily record dates for the period from February 1, 2013 through February 28, 2013, which we expect to pay in March 2013 and distributions based on daily record dates for the period from March 1, 2013 through March 31, 2013, which we expect to pay in April 2013. On February 25, 2013, our board of directors declared distributions based on daily record dates for the period from April 1, 2013 through April 30, 2013, which we expect to pay in May 2013, and distributions based on daily record dates for the period from May 1, 2013 through May 31, 2013, which we expect to pay in June 2013. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan. Distributions for these periods are calculated based on stockholders of record each day during the distribution period at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.

Use of Proceeds from Sales of Registered Securities and Unregistered Sales of Equity Securities

On March 12, 2010, our Registration Statement on Form S-11 (File No. 333-161449), covering a public offering of up to 200,000,000 shares of common stock in our primary offering and 80,000,000 shares of common stock under our dividend reinvestment plan, was declared effective under the Securities Act of 1933. We commenced our initial public offering on March 12, 2010 upon retaining KBS Capital Markets Group LLC, an affiliate of our advisor, as the dealer manager of our offering. We are offering 200,000,000 shares of common stock in our primary offering at an aggregate offering price of up to $2.0 billion, or $10.00 per share with discounts available to certain categories of purchasers. The 80,000,000 shares offered under our dividend reinvestment plan are initially being offered at an aggregate offering price of $760 million, or $9.50 per share. We expect to sell the shares registered in our primary offering over a two-year period. Under rules promulgated by the SEC, in some instances we may extend the primary offering beyond that date. We may sell shares under the dividend reinvestment plan beyond the termination of the primary offering until we have sold all the shares under the plan.

As of December 31, 2012, we had sold 12,882,304 shares of common stock in our ongoing initial public offering for gross offering proceeds of $127.9 million, including 271,507 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $2.6 million. Also as of December 31, 2012, we had redeemed 35,848 shares sold in our ongoing initial public offering for $0.4 million. As of December 31, 2012, we had incurred selling commissions, dealer manager fees and other organization and offering costs in the amounts set forth below. We pay selling commissions and dealer manager fees to our dealer manager, and our dealer manager reimburses all of the selling commissions and a portion of the dealer manager fees to participating broker-dealers. In addition, we reimburse our advisors and our dealer manager for certain offering expenses as described in our prospectus, as amended and supplemented.

Type of Expense Amount	Amount	Estimated/Actual
	(in thousands)	
Selling commissions and dealer manager fees	$ 11,194	Actual
Other underwriting compensation	1,289	Actual
Other organization and offering costs (excluding underwriting compensation) [(1)]	5,237	Actual
Total expenses	$ 17,720	
Total offering proceeds	$ 127,913	Actual
Percentage of offering proceeds used to pay for organization and offering costs to affiliates	13.9%	Actual

[(1)] Amount excludes $0.9 million of other organization and offering costs related to the registration of the Follow-on Offering, which are included in deferred financing costs, prepaid expenses and other assets on our consolidated balance sheets.

From the commencement of our ongoing initial public offering through December 31, 2012, the net offering proceeds to us, after deducting the total expenses incurred as described above, were approximately $110.2 million.

We expect to use substantially all of the net proceeds from our ongoing initial public offering to invest in and manage a diverse portfolio of high quality apartment communities located throughout the United States. We may use the net proceeds from the sale of shares under our dividend reinvestment plan for general corporate purposes, including, but not limited to, the redemption of shares under our share redemption program; development costs; capital expenditures; tenant improvement costs and other funding obligations. As of December 31, 2012, we have acquired $234.2 million in real estate, including $4.2 million of acquisition fees and expenses.

During the fiscal year ended December 31, 2012, we did not sell any equity securities that were not registered under the Securities Act of 1933.

Share Redemption Program

We have adopted a share redemption program that may enable stockholders to sell their shares to us in limited circumstances.

Pursuant to the share redemption program, as amended to date, there are several limitations on our ability to redeem shares:

- Unless the shares are being redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined under the share redemption program), we may not redeem shares until the stockholder has held his or her shares for one year.
- During each calendar year, the share redemption program limits the number of shares we may redeem to those that we could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year.
- During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.
- We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

We may amend, suspend or terminate the program upon 30 days' notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders. We are announcing an amendment to the share redemption program in this annual report, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Subsequent Events - Share Redemption Program."

During the year ended December 31, 2012, we funded redemptions under our share redemption program with the net proceeds from our dividend reinvestment plan and redeemed shares pursuant to our share redemption program as follows:

Month	Total Number of Shares Redeemed [1]	Average Price Paid Per Share [2]	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program
January 2012	10,107	$ 9.77	[3]
February 2012	1,000	10.00	[3]
March 2012	—	—	[3]
April 2012	1,000	10.00	[3]
May 2012	7,100	10.00	[3]
June 2012	6,500	10.00	[3]
July 2012	—	—	[3]
August 2012	—	—	[3]
September 2012	2,000	10.00	[3]
October 2012	700	9.25	[3]
November 2012	4,665	9.25	[3]
December 2012	2,776	9.25	[3]
Total	35,848		

[1] We announced the adoption and commencement of the program on March 12, 2010. We announced an amendment to the program on January 18, 2013 (which amendment became effective on February 17, 2013). In this annual report, we are announcing a further amendment to the program adopted on February 25, 2013 (which amendment will be effective as of March 28, 2013), see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Subsequent — Share Redemption Program."

[2] Pursuant to the program, during the year ended December 31, 2012, we redeemed shares at prices determined as follows:

- The lower of $9.25 or 92.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;
- The lower of $9.50 or 95.0% of the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;
- The lower of $9.75 or 97.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and
- The lower of $10.00 or 100% of the price paid to acquire the shares from us for stockholders who have held their shares for at least four years.

Notwithstanding the above, upon the death, "qualifying disability" or "determination of incompetence" of a stockholder, the redemption price would be the amount paid to acquire the shares from us. Furthermore, once we establish an estimated value per share of our common stock that is not based on the price to acquire a share in our primary offering or a follow-on public offering, the redemption price per share for all stockholders would be equal to the estimated value per share, as determined by our advisor or another firm chosen for that purpose. We currently expect to establish an estimated value per share no later than the completion of our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities - whether through our initial public offering or follow-on public offerings - and have not done so for up to 18 months. "Public equity offering" for this purpose does not include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in our Operating Partnership.

[3] We limit the dollar value of shares that may be redeemed under the program as described above. As of December 31, 2012, we had redeemed $0.4 million of shares of common stock, which represented the dollar value of the number of shares that we could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan in 2011. As of December 31, 2012, we had 24,150 shares of outstanding and unfulfilled redemption requests and recorded $0.2 million of other liabilities on the accompanying consolidated balance sheets related to these unfulfilled redemption requests. Effective January 2013, this limitation was re-set, and based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2012, we have $2.2 million of shares available for redemption in 2013. We redeemed the remaining outstanding and unfulfilled redemptions as of December 31, 2012 of $0.2 million on the January 31, 2013 redemption date.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data as of December 31, 2012, 2011, 2010 and 2009, for the years ended December 31, 2012, 2011, 2010 and for the period from July 31, 2009 (inception) to December 31, 2009 should be read in conjunction with the accompanying consolidated financial statements and related notes thereto and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" below (in thousands, except share and per share amounts):

	As of December 31,			
	2012	2011	2010	2009
Balance sheet data				
Total real estate, net	$ 222,575	$ 34,592	$ 35,887	$ —
Total assets	261,850	60,521	40,376	199
Total liabilities	173,272	25,990	39,336	—
Redeemable common stock	2,006	350	—	—
Total stockholders' equity	86,572	34,181	1,040	199

	For the Years Ended December 31,			For the Period from July 31, 2009 (inception) to December 31, 2009
	2012	2011	2010	
Operating data				
Total revenues	$ 16,105	$ 5,372	$ 928	$ —
Net loss	(10,233)	(2,093)	(2,054)	(1)
Net loss per common share - basic and diluted	(1.16)	(1.21)	(50.02)	(0.05)
Other data				
Cash flows used in operating activities	$ (1,533)	$ (845)	$ (540)	$ (1)
Cash flows used in investing activities	(196,336)	(1,595)	(12,965)	—
Cash flows provided by financing activities	206,646	22,387	16,431	200
Distributions declared	5,724	1,127	10	—
Distributions declared per common share [(1)]	0.650	0.650	0.028	—
Weighted-average number of common shares outstanding, basic and diluted	8,801,166	1,734,410	41,063	20,000
Reconciliation of funds from operations [(2)]				
Net loss	$ (10,233)	$ (2,093)	$ (2,054)	$ (1)
Depreciation of real estate assets	3,841	858	207	—
Amortization of lease-related costs	4,171	1,032	552	—
FFO	$ (2,221)	$ (203)	$ (1,295)	$ (1)

(1) Distributions declared per common share assumes each share was issued and outstanding each day from December 16, 2010 through December 31, 2012. Distributions for the period from December 16, 2010 through February 28, 2012 and March 1, 2012 through December 31, 2012 are based on daily record dates and calculated at a rate of $0.00178082 per share per day.

(2) We believe that funds from operations ("FFO") is a beneficial indicator of the performance of an apartment REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts' ("NAREIT") definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" above and our accompanying consolidated financial statements and the notes thereto. Also, see "Forward-Looking Statements" preceding Part I of this annual report on Form 10-K.

Overview

We were formed on July 31, 2009 as a Maryland corporation that elected to be taxed as a real estate investment trust ("REIT") beginning with the taxable year ending December 31, 2010 and intend to operate in such a manner. On August 19, 2009, we filed a registration statement on Form S-11 with the SEC to offer a minimum of 250,000 shares and a maximum of 280,000,000 shares of common stock for sale to the public, of which 80,000,000 shares would be offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement effective on March 12, 2010 and we retained KBS Capital Markets Group LLC ("KBS Capital Markets Group"), an affiliate of our advisor, to serve as the dealer manager of the offering pursuant to a dealer manager agreement. The dealer manager is responsible for marketing our shares in our ongoing initial public offering.

We intend to invest in and manage a diverse portfolio of high quality apartment communities located throughout the United States. We expect that our portfolio will include "core" apartment buildings that are already well positioned and producing rental income, as well as more opportunity oriented properties at various phases of leasing, development, redevelopment or repositioning. We may make our investments through the acquisition of individual assets or by acquiring portfolios of assets, other REITs or real estate companies. As of December 31, 2012, we owned six apartment complexes.

KBS Capital Advisors LLC ("KBS Capital Advisors") is our advisor. As our advisor, KBS Capital Advisors is responsible for managing our day-to-day operations and our portfolio of real estate assets. Subject to the terms of the advisory agreement between KBS Capital Advisors and us, KBS Capital Advisors delegates certain advisory duties to a sub-advisor, KBS-Legacy Apartment Community REIT Venture, LLC (the "Sub-Advisor"), which is a joint venture among KBS Capital Advisors and Legacy Partners Residential Realty LLC. Notwithstanding such delegation to the Sub-Advisor, KBS Capital Advisors retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement. KBS Capital Advisors makes recommendations on all investments to our board of directors. A majority of our board of directors, including a majority of our independent directors acting through the conflicts committee, approves our property and real estate-related investments. KBS Capital Advisors, either directly or through the Sub-Advisor, will also provide asset-management, marketing, investor-relations and other administrative services on our behalf. Our Sub-Advisor owns 20,000 shares of our common stock. We have no paid employees.

As of December 31, 2012, we had sold 12,882,304 shares of common stock in our ongoing initial public offering for gross offering proceeds of $127.9 million, including 271,507 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $2.6 million. Also as of December 31, 2012, we had redeemed 35,848 shares sold in our ongoing initial public offering for $0.4 million. We expect to announce and implement an updated primary offering selling price for new purchases of common stock in our initial public offering on March 4, 2013.

On May 31, 2012, we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering (the "Follow-on Offering"). Pursuant to the registration statement, as amended, we propose to register up to an additional $2,000,000,000 of shares of common stock for sale to the public. We also expect to register up to an additional $760,000,000 of shares pursuant to our dividend reinvestment plan. We currently expect to commence the Follow-on Offering during the first quarter of 2013.

Market Outlook - Multi-Family Real Estate and Finance Markets

The Great Recession of 2008 - 2009 resulted in significant job losses, which had an adverse effect on multifamily real estate. Vacancies increased to record highs and rents decreased as owners sought to retain existing residents and attract new residents. Rising capitalization rates, in addition to declining rents, caused values to decline. In contrast, 2010 exhibited positive signs that multifamily real estate had begun a solid recovery. Vacancy declined, rents increased, and capitalization rates decreased. These positive trends continued throughout 2011 as well as year-to-date in 2012. Further, in the mid to long-term, there are several trends that we expect will increase the fundamentals of and demand for multifamily housing. For further discussion of current market conditions, see Part I, Item 1, "Business - Market Outlook - Multi-Family Real Estate and Finance Markets."

Liquidity and Capital Resources

We are dependent upon the net proceeds from our ongoing initial public offering to conduct our proposed operations. We will obtain the capital required to purchase real estate-related investments and conduct our operations from the proceeds of our ongoing initial public offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

On December 9, 2010, we broke escrow in our ongoing initial public offering and through December 31, 2012 we had sold 12,882,304 shares for gross offering proceeds of $127.9 million, including 271,507 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $2.6 million. Also as of December 31, 2012, we had redeemed 35,848 shares sold in our ongoing initial public offering for $0.4 million. If we are unable to raise substantially more funds in the offering than the minimum offering amount, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate more widely with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in our initial public offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. We do not expect to establish a permanent reserve from our offering proceeds for maintenance and repairs of real properties. However, to the extent that we have insufficient funds for such purposes, we may establish reserves from gross offering proceeds, out of cash flow from operations or out of net cash proceeds from the sale of properties.

As of December 31, 2012, we owned six apartment complexes. Our operating cash needs were met through cash flow generated by our real estate investments and proceeds from our ongoing initial public offering.

Our investment in real estate generates cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures and corporate general and administrative expenses. Cash flow from operations from our real estate investments is primarily dependent upon the occupancy level of our properties, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of December 31, 2012, our real estate property investments were 95% occupied.

Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended March 31, 2012, June 30, 2012, September 2012 and December 31, 2012 exceeded the charter imposed limitation; however, the conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company and the early stage of our operations.

As of December 31, 2012, our total debt outstanding was $167.9 million. Once we have fully invested the proceeds of our initial public offering, we expect that our debt financing and other liabilities will be between 50% and 65% of the cost of our real estate investments (before deducting depreciation or other non-cash reserves) plus the value of our other assets. Our charter limits our total liabilities to 75% of the cost (before deducting depreciation or other non-cash reserves) of all our assets; however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2012, our borrowings and other liabilities were approximately 65% of the cost (before depreciation or other noncash reserves) of our tangible assets.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. However, at the termination of our primary offering and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. Further, we are only liable to reimburse organization and offering costs incurred by our advisor up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of our offering as of the date of reimbursement. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us. The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of KBS Capital Advisors and our conflicts committee.

Cash Flows from Operating Activities

We commenced operations with the acquisition of our first apartment complex on October 26, 2010. As of December 31, 2012, we owned six apartment complexes. During the year ended December 31, 2012, net cash used in operating activities was $1.5 million. We expect that our cash flows from operating activities will increase in future years as a result of owning the assets acquired in 2012 for an entire period and as a result of anticipated future acquisitions of real estate and the related operations from those real estate acquisitions.

Cash Flows from Investing Activities

Net cash used in investing activities was $196.3 million for the year ended December 31, 2012 and consisted of the following:

- $193.9 million for the acquisition of five apartment complexes;
- $1.9 million of improvements to real estate; and
- $0.5 million of escrow deposits for future real estate acquisitions.

Cash Flows from Financing Activities

Net cash provided by financing activities was $206.6 million for the year ended December 31, 2012 and consisted primarily of the following:

- $142.5 million of net cash provided by debt and other financings as a result of proceeds from notes payable of $167.9 million, partially offset by $23.7 million of principal payments on our mortgage note payable and unsecured note payable due to affiliates and payments of deferred financing costs of $1.7 million;
- $67.5 million of cash provided by offering proceeds related to our initial public offering, net of payments of commissions, dealer manager fees and other organization and offering expenses of $11.6 million;
- $3.0 million of net cash distributions, after giving effect to dividends reinvested by stockholders of $2.2 million; and
- $0.4 million of cash used for redemptions of common stock.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2012 (in thousands):

		Payments Due During the Years Ending December 31,			
Contractual Obligations	**Total**	**2013**	**2014-2015**	**2016-2017**	**Thereafter**
Outstanding debt obligations [1]	$ 167,940	$ 787	$ 5,509	$ 32,935	$ 128,709
Interest payments on outstanding debt obligations [2]	35,946	6,014	11,845	11,405	6,682

[1] Amounts include principal payments only.

[2] Projected interest payments are based on the outstanding principal amounts and interest rates in effect at December 31, 2012. We incurred interest expense of $4.7 million excluding amortization of deferred financing costs and premium on notes payable of $(9,000), for the year ended December 31, 2012. Also included in the interest expense for the year ended December 31, 2012 was $0.5 million in early termination fees relating to the early payoff of the initial loan secured by Legacy at Valley Ranch on March 7, 2012.

Results of Operations

Our results of operations for the year ended December 31, 2012 are not indicative of those expected in future periods as we have not yet met our capital raise or investment goals. We have not yet invested all of the proceeds from our offering received to date and expect to continue to raise additional capital and make future acquisitions, which would have a significant impact on our future results of operations. We commenced real estate operations on October 26, 2010 after making our first investment. As of December 31, 2011, we owned one apartment complex and as of December 31, 2012, we owned six apartment complexes. The results of operations for the years ended December 31, 2012, 2011 and 2010 are not directly comparable as we were still investing the proceeds from our initial public offering during those periods. We expect that rental income, depreciation expense, amortization expense, operating expenses, asset management fees, interest expense and net income will each increase in future periods as a result of anticipated future acquisitions of apartment communities.

Comparison of the year ended December 31, 2012 versus the year ended December 31, 2011

The following table provides summary information about our results of operations for the years ended December 31, 2012 and 2011 (dollar amounts in thousands):

	For the Years Ended December 31,					
	2012	2011	Increase	Percentage Change	$ Change Due to Acquisitions [1]	$ Change Due to Properties Held Throughout Both Periods [2]
Rental income	$ 16,105	$ 5,372	$ 10,733	200%	$ 10,360	$ 373
Operating, maintenance, and management costs	4,273	1,503	2,770	184%	2,749	21
Real estate taxes and insurance	2,311	985	1,326	135%	1,283	43
Asset management fees to affiliate	1,521	362	1,159	320%	1,150	9
Property management fees to affiliate	106	—	106	100%	106	—
Real estate acquisition fees and expenses to affiliate	1,969	—	1,969	100%	1,969	—
Real estate acquisition fees and expenses	1,584	23	1,561	6,787%	1,584	(23)
General and administrative expenses	1,898	1,384	514	37%	n/a	n/a
Depreciation and amortization expense	8,012	1,890	6,122	324%	7,116	(994)
Interest expense	4,688	1,323	3,365	254%	3,146	219

[1] Represents the dollar amount increase for the year ended December 31, 2012 compared to the year ended December 31, 2011 related to real estate investments acquired on or after January 1, 2011.

[2] Represents dollar amount increase for the year ended December 31, 2012 compared to the year ended December 31, 2011 with respect to real estate investments owned by us during both periods.

Rental income increased from $5.4 million for the year ended December 31, 2011 to $16.1 million for the year ended December 31, 2012, primarily as a result of the growth in our real estate portfolio. Additionally, rental income from the real estate property owned by us during both periods increased by $0.4 million due to an overall increase in rental rates. We expect that our rental income will increase in future periods as a result of owning the assets acquired during 2012 for an entire period and anticipated future acquisitions of apartment communities.

Property operating costs and real estate taxes and insurance increased from $2.5 million for the year ended December 31, 2011 to $6.6 million for the year ended December 31, 2012. The increase in property operating costs and real estate taxes and insurance was primarily due to the growth in our real estate portfolio. We expect that our property operating costs and real estate taxes and insurance will increase in future periods as a result of owning the assets acquired during 2012 for an entire period and anticipated future acquisitions of apartment communities.

Asset management fees with respect to our real estate investments increased from $0.4 million for the year ended December 31, 2011 to $1.5 million for the year ended December 31, 2012, as a result of the growth in our real estate portfolio. All asset management fees incurred as of December 31, 2012 have been paid. We expect that our asset management fees will increase in future periods as a result of owning the assets acquired during 2012 for an entire period and anticipated future acquisitions of apartment communities. On January 8, 2013, we entered into an amendment to the advisory agreement with our advisor to defer our obligation to pay asset management fees, without interest, accruing from February 1, 2013 through July 31, 2013, subject to certain conditions. See further discussion at "Subsequent Events - Amendment to the Advisory Agreement."

Property management fees to affiliate were $0.1 million for the year ended December 31, 2012 and related to property management services for the five properties acquired during 2012. All property management fees incurred as of December 31, 2012 have been paid. We expect that property management fees to affiliate will increase in future periods as a result of owning the assets acquired during 2012 for an entire period and anticipated future acquisitions of apartment communities.

Real estate acquisition fees and expenses to affiliate and non-affiliate were $3.6 million for the year ended December 31, 2012 and related to the acquisitions of five apartment complexes. We did not make any real estate investments during the year ended December 31, 2011. Real estate acquisition fees and expenses will vary in future periods based on acquisition activity.

General and administrative expenses increased from $1.4 million for the year ended December 31, 2011 to $1.9 million for the year ended December 31, 2012. These general and administrative costs consisted primarily of insurance premiums, professional fees, independent director fees and dividend processing costs. We expect general and administrative costs to increase in the future periods as we acquire additional real estate investments but to decrease as a percentage of total revenue.

Depreciation and amortization expense increased from $1.9 million for the year ended December 31, 2011 to $8.0 million for the year ended December 31, 2012. Depreciation and amortization expense increased by $7.1 million due to the growth in our real estate portfolio. This increase was offset by a $1.0 million decrease in depreciation and amortization from the property held throughout both periods due to a decrease in amortization of tenant origination costs related to in-place leases that were fully amortized in 2011. We expect that our depreciation and amortization expenses will increase in future periods as a result of anticipated future acquisitions of apartment communities.

Interest expense increased from $1.3 million for the year ended December 31, 2011 to $4.7 million for the year ended December 31, 2012. The increase in interest expense was primarily due to the growth in our real estate portfolio resulting in increased borrowings during the year ended December 31, 2012 compared to the year ended December 31, 2011. Additionally, during the year ended December 31, 2012, we incurred some fees related to the early payoff of a mortgage loan, which was partially offset by the write-off of unamortized premium on the loan. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the amount of proceeds raised in our ongoing initial public offering, the availability and cost of debt financings, and the opportunity to acquire real estate investments meeting our investment objectives; however, we expect it will increase over time due to additional borrowings on future acquisitions.

Comparison of the year ended December 31, 2011 versus the year ended December 31, 2010

We commenced real estate operations on October 26, 2010 after making our first investment. For the years ended December 31, 2011 and 2010, total revenues, all of which were generated from our one real estate investment, were $5.4 million and $0.9 million, respectively. Total expenses directly related to our real estate investment during the year ended December 31, 2011 were $6.1 million, consisting of $1.5 million in property operating costs, $1.0 million of real estate taxes and insurance, $0.4 million of asset management fees, $1.9 million of depreciation and amortization and $1.3 million of interest expense. Total expenses directly related to our real estate investment during the year ended December 31, 2010 were $2.3 million, consisting of $0.3 million in property operating costs, $0.2 million of real estate taxes and insurance, $0.1 million of asset management fees, $0.7 million of depreciation and amortization, $0.4 million of interest expense and real estate acquisition fees and expenses of $0.6 million. The increase in revenues and expenses from the year ended December 31, 2010 to December 31, 2011 were a result of owning the asset acquired in 2010 for an entire period in 2011.

General and administrative expenses for the years ended December 31, 2011 and 2010 totaled $1.4 million and $0.7 million, respectively. These general and administrative costs consisted primarily of insurance premiums, professional fees, independent director fees and dividend processing costs.

Organization and Offering Costs

Our organization and offering costs (other than selling commissions and dealer manager fees) may be paid by our advisor, the dealer manager or their affiliates on our behalf. Other offering costs include all expenses to be incurred by us in connection with our ongoing initial public offering. Organization costs include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. Organization and offering costs, which include selling commissions and dealer manager fees, are charged as incurred as a reduction to stockholders' equity.

Pursuant to the advisory agreement and the dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on our behalf. However, at the termination of our primary offering and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. Further we are only liable to reimburse organization and offering costs incurred by our advisor up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of our offering as of the date of reimbursement. As of December 31, 2012, selling commissions, dealer manager fees, and organization and other offering costs related to our ongoing initial public offering were 13.9% of the gross offering proceeds. Through December 31, 2012, we had sold 12,882,304 shares for gross offering proceeds of $127.9 million, all of which were sold in the primary offering, and recorded selling commissions and dealer manager fees of $11.2 million and organization and other offering costs of $6.5 million. Additionally, we incurred $0.9 million in organization and other offering costs related to the registration of the Follow-on Offering, which are included in deferred financing costs, prepaid expenses and other assets on our consolidated balance sheets.

Funds from Operations

We believe that funds from operations ("FFO") is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trust ("NAREIT") definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles ("GAAP") implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the years ended December 31, 2012 and 2011 (in thousands):

	For the Years Ended December 31,		
	2012	2011	2010
Net loss	$ (10,233)	$ (2,093)	$ (2,054)
Depreciation of real estate assets	3,841	858	207
Amortization of lease-related costs	4,171	1,032	552
FFO	$ (2,221)	$ (203)	$ (1,295)

Set forth below is additional information related to certain items included in net loss above, which may be helpful in assessing our operating results. Please see the accompanying consolidated statements of cash flows for details of our operating, investing, and financing cash activities.

Significant Items Included in Net Loss:

- Acquisition fees and expenses related to the purchase of real estate of approximately $3.6 million and $0.6 million for the years ended December 31, 2012 and 2010, respectively;
- Interest expense from the amortization of deferred financing costs related to notes payable of approximately $0.4 million, $0.1 million and $61,000 for the years ended December 31, 2012, 2011 and 2010, respectively; and
- Interest expense from the amortization of the premium on notes payable of $(0.4) million, $(75,000) and $(19,000) for the years ended December 31, 2012, 2011 and 2010, respectively.

FFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as tenant improvements, building improvements and deferred leasing costs. For the year ended December 31, 2012, our negative FFO was due to limited operations as we owned only six real estate investments. We expect FFO to improve as we continue to grow.

Distributions

Until we have fully invested the proceeds of our primary offering, and for some period after our offering stage, we may not be able to pay distributions solely from our cash flow from operating activities or FFO, in which case distributions may be paid in whole or in part from debt financing and/or proceeds from the issuance of common stock. Distributions declared, distributions paid and cash flows from (used in) operating activities were as follows during 2012 (in thousands, except per share amounts):

Period	Distributions Declared [1]	Distribution Declared Per Share [1] [2]	Distributions Paid [3]			Cash Flows Provided by (Used in) Operating Activities
			Cash	Reinvested	Total	
First Quarter 2012	$ 907	$ 0.160	$ 449	$ 340	$ 789	$ (1,899)
Second Quarter 2012	1,287	0.162	671	507	1,178	1,059
Third Quarter 2012	1,598	0.164	878	628	1,506	669
Fourth Quarter 2012	1,932	0.164	1,040	754	1,794	(1,362)
	$ 5,724	$ 0.650	$ 3,038	$ 2,229	$ 5,267	$ (1,533)

(1) Distributions for the period from January 1, 2012 through February 28, 2012 and March 1, 2012 through December 31, 2012 are based on daily record dates and are calculated at a rate of $0.00178082 per share per day.

(2) Assumes shares were issued and outstanding each day during the periods presented.

(3) Distributions are paid on a monthly basis. We have historically paid distributions for all record dates of a given month approximately 15 days following month end. However, commencing with distributions for November 2012 record dates, distributions are paid on or about the first business day of the following month.

For the year ended December 31, 2012, we paid aggregate distributions of $5.3 million, including $3.1 million of distributions paid in cash and $2.2 million of distributions reinvested through our dividend reinvestment plan. Negative FFO for the year ended December 31, 2012 was $2.2 million and cash flow used in operations was $1.5 million. We funded our total distributions paid, which includes cash distributions and dividends reinvested by stockholders, with $1.7 million of cash flows from operations and $3.6 million of debt financing. For the purposes of determining the source of our distributions paid, we assume first that we use cash flows from operations from the relevant periods to fund distribution payments. All non-operating expenses (including general and administrative expenses), debt service and other obligations are assumed to be paid from gross offering proceeds as permitted by our offering documents and loan agreement. See the reconciliation of FFO to net loss above.

From inception through December 31, 2012, we paid aggregate distributions of $6.2 million, including net cash distributions and dividends reinvested by stockholders, and our cumulative net loss for the same period was $14.4 million. To the extent that we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flow from operations and FFO (except with respect to distributions related to sales of our assets). However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under "Forward — Looking Statements," Part I, Item 1, "Business — Market Outlook — Multi-Family Real Estate and Finance Markets" Part I, Item 1A, "Risk Factors" and "— Results of Operations." Those factors include: the future operating performance of our investments in the existing real estate and financial environment; our ability to identify investments that are suitable to execute our investment objectives; the success and economic viability of our tenants; changes in interest rates on our variable rate debt obligations; and the level of participation in our dividend reinvestment plan. In the event our FFO and/or cash flow from operations decrease in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO and/or cash flow from operations.

Critical Accounting Policies

Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

We lease apartment units under operating leases with terms generally of one year or less. Generally, credit investigations will be performed for prospective residents and security deposits will be obtained. Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.

We will recognize gains on sales of real estate either in total or deferred for a period of time, depending on whether a sale has been consummated, the extent of the buyer's investment in the property being sold, whether our receivable is subject to future subordination, and the degree of our continuing involvement with the property after the sale. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery method, as appropriate, until the appropriate criteria are met.

Other income, including interest earned on the Company's cash, are recognized as it is earned.

Real Estate

Depreciation and Amortization

Investments in real estate properties are carried at cost and depreciated using the straight-line method over the estimated useful lives of 40 years for buildings, 10–20 years for land improvements and five to 12 years for computer, furniture, fixtures and equipment. Costs directly associated with the development of land and those incurred during construction are capitalized as part of the investment basis. Acquisition costs are expensed as incurred. Operating expenses incurred that are not related to the development and construction of the real estate investments are expensed as incurred. Repairs, maintenance and tenant turnover costs are expensed as incurred and significant replacements and improvements are capitalized. Repairs, maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate property. We consider the period of future benefit of an asset to determine its appropriate useful life.

Intangible assets related to in-place leases are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.

Development Costs

We will capitalize development and construction costs (including interest and other financing fees, property taxes, and other direct and indirect development costs) beginning when active development commences and ending when apartment units are available for occupancy and all infrastructure is substantially complete.

Real Estate Acquisition Valuation

We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date.

Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease values are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.

We assess the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective leases, including any below-market renewal periods.

We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. We amortize the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Impairment of Real Estate and Related Intangible Assets and Liabilities

We will monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we will assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. We did not record any impairment loss on our real estate and related intangible assets and liabilities during the years ended December 31, 2012, 2011 and 2010.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value, as defined under GAAP, is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, we will utilize quoted market prices from independent third-party sources to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Income Taxes

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.

We have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Neither we nor our subsidiaries have been assessed interest or penalties by any major tax jurisdictions. Our evaluations were performed for the tax years ended December 31, 2012 and 2011. As of December 31, 2012, returns for calendar years 2011 and 2010 remain subject to examination by major tax jurisdictions.

Subsequent Events

We evaluate subsequent events up until the date the consolidated financial statements are issued.

Status of Offering

We commenced our ongoing initial public offering on March 12, 2010. As of February 22, 2013, we had sold 15,005,447 shares of common stock in our ongoing initial public offering for gross offering proceeds of $149.0 million, including 335,984 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $3.2 million. Also as of February 22, 2013, we had redeemed 61,571 shares sold in our ongoing initial public offering for $0.6 million.

We expect to announce and implement an updated primary offering selling price for new purchases of common stock in our initial public offering on March 4, 2013.

Distributions Paid

On January 1, 2013, we paid distributions of $0.7 million, which related to distributions declared for each day in the period from December 1, 2012 through December 31, 2012. On February 1, 2013, we paid distributions of $0.7 million, which which related to distributions declared for each day in the period from January 1, 2013 through January 31, 2013.

Distributions Declared

On January 18, 2013, our board of directors declared distributions based on daily record dates for the period from February 1, 2013 through February 28, 2013, which we expect to pay in March 2013, and distributions based on daily record dates for the period from March 1, 2013 through March 31, 2013, which we expect to pay in April 2013. On February 25, 2013, our board of directors declared distributions based on daily record dates for the period from April 1, 2013 through April 30, 2013, which we expect to pay in May 2013, and distributions based on daily record dates for the period from May 1, 2013 through May 31, 2013, which we expect to pay in June 2013. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.

Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.

Investment and Financing Subsequent to December 31, 2012

Acquisition of Watertower Apartments

On January 15, 2013, we, through an indirect wholly owned subsidiary, purchased an apartment complex containing 228 units located on approximately 5.59 acres of land in Eden Prairie, Minnesota ("Watertower Apartments"). The seller is not affiliated with us or our advisors. The purchase price of Watertower Apartments was $38.4 million plus closing costs. We funded the acquisition of Watertower Apartments with proceeds from the Watertower Mortgage Loan (defined below) in the amount of $25.0 million and proceeds from this offering. We allocated the purchase price of the property to the fair value of the assets acquired and liabilities assumed. We allocated $4.1 million to land, $33.2 million to building and improvements and $1.1 million to tenant origination and amortization costs.

Watertower Apartments is located in Eden Prairie, Minnesota and consists of 228 apartment units, encompassing 218,710 rentable square feet. At acquisition, Watertower Apartments was 94% occupied. Additionally, Watertower Apartments contains two retail spaces encompassing 10,065 rentable square feet, which are both currently leased.

Financing of Watertower Apartments

On January 15, 2013, in connection with the acquisition of Watertower Apartments, we, through an indirect wholly owned subsidiary (the "Watertower Apartments Borrower"), entered into a mortgage agreement for borrowings of $25.0 million evidenced by two promissory notes (collectively, the "Watertower Mortgage Loan"): (i) a $16.7 million promissory note to Fireman's Fund Insurance Company and (ii) an $8.3 million promissory note to Allianz Global Risks US Insurance Company. The Watertower Mortgage Loan matures on February 10, 2018 and bears interest at a fixed rate of 2.46%. Monthly payments are initially interest-only. Beginning on March 10, 2015, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan term, with the remaining principal balance and all accrued and unpaid interest due at maturity. The Watertower Apartments Borrower has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium. The loan is fully assumable by a subsequent purchaser of Watertower Apartments.

KBS Legacy Partners Properties LLC ("KBSLPP"), our indirect wholly owned subsidiary, is providing a limited guaranty of the Watertower Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Watertower Apartments Borrower is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Watertower Apartments Borrower or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Watertower Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Watertower Apartments Borrower under the Watertower Mortgage Loan.

Amendment to and Renewal of the Advisory Agreement

On January 8, 2013, we entered into an amendment to the advisory agreement with our advisor, which defers our obligation to pay asset management fees, without interest, accruing from February 1, 2013 through July 31, 2013. The Advisor further agrees that we will only be obligated to pay our advisor such deferred amounts if and to the extent that our funds from operations, as such term is defined by the National Association of Real Estate Investment Trusts and interpreted by us, as adjusted for the effects of straight-line rents and acquisition costs and expenses ("AFFO") for the immediately preceding month exceeds the amount of distributions declared for record dates of such prior month (an "AFFO Surplus"). The amount of any AFFO Surplus in a given month shall be applied first to pay to our advisor asset management fees currently due with respect to such month (including any that would otherwise have been deferred for that month in accordance with this amendment), and then to pay asset management fees previously deferred by our advisor in accordance with this amendment that remain unpaid. Notwithstanding the above, any and all deferred asset management fees that are unpaid shall be immediately due and payable at such time as the stockholders have received distributions in an aggregate amount equal to the sum of (i) the stockholders' 8% return and (ii) the stockholders' invested capital.

On January 25, 2013, we renewed our advisory agreement with our advisor. The renewed advisory agreement is effective through January 25, 2014; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days' written notice. The terms of the renewed advisory agreement were consistent with those of the advisory agreement that was previously in effect (including the terms of the January 8, 2013 amendment described above).

Second Amended and Restated Dividend Reinvestment Plan

On January 17, 2013, our board of directors approved a second amended and restated dividend reinvestment plan (the "Amended Dividend Reinvestment Plan"). The Amended Dividend Reinvestment Plan is effective for purchases under the plan on or after January 28, 2013. Pursuant to the Amended Dividend Reinvestment Plan, the purchase price of shares of our common stock issued under the Amended Dividend Reinvestment Plan will be equal to 95% of the price to acquire a share of common stock in our public offering. The current price per share of our common stock is $10.00 and shares of our common stock issued under the Amended Dividend Reinvestment Plan will be issued for $9.50 per share until we announce an updated primary offering selling price. We expect to announce and implement an updated primary offering selling price for new purchases of common stock in our ongoing initial public offering on March 4, 2013.

Also, pursuant to the Amended Dividend Reinvestment Plan, once we establish an estimated value per share for a purpose other than to set the price to acquire shares of common stock in one of our public offerings, the purchase price of shares of our common stock issued under the Amended Dividend Reinvestment Plan will be equal to 95% of the estimated value per share of our common stock. We currently expect to establish an estimated value per share of common stock, for a purpose other than to set the price to acquire a share in one of our public offerings, after completion of our offering stage. Our offering stage will be complete when we are no longer publicly offering equity securities — whether through our initial public offering or follow-on public offerings — and has not done so for up to 18 months.

If we publicly announce in a filing with the SEC a new estimated value per share, a stockholder who participates in the Amended Dividend Reinvestment Plan (the "Participant") shall have no less than two business days after the date of such announcement to notify us in writing of the Participant's termination, which will be effective for the next date shares are purchased under the Amended Dividend Reinvestment Plan.

There were no other changes to the Amended Dividend Reinvestment Plan.

Share Redemption Program

On January 17, 2013, our board of directors approved a second amended and restated share redemption program (the "Second Amended Share Redemption Program"). The Second Amended Share Redemption Program is effective for redemptions under the program on or after February 17, 2013. Under the Second Amended Share Redemption Program, we will redeem shares as a percentage of the price paid to acquire common shares from us for ordinary redemptions. Ordinary redemptions are all redemptions other than those sought in connection with a stockholder's death, Qualifying Disability (as defined in the Second Amended Share Redemption Program) or Determination of Incompetence (as defined in the Second Amended Share Redemption Program).

Pursuant to the Second Amended Share Redemption Program, we will redeem shares under the program as follows:

- 92.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;
- 95.0% of the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;
- 97.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and
- 100% of the price paid to acquire the shares from us for stockholders who have held their shares for at least four years.

Notwithstanding the above, once we establish an estimated value per share of the common stock for a purpose other than to set the price to acquire a share in one of the public offerings after the completion of our offering stage, the redemption price per share for all stockholders would be equal to the estimated value per share, as determined by our advisor and/or an independent valuation firm.

On February 25, 2013, our board of directors approved a third amended and restated share redemption program (the "Third Amended Share Redemption Program"). The Third Amended Share Redemption Program is effective for redemptions under the program on or after March 28, 2013. Pursuant to the Third Amended Share Redemption Program, we have modified how we will process redemptions that would result in a stockholder owning less than the minimum purchase requirement described in our currently effective, or the most recently effective, registration statement as such registration statement has been amended or supplemented (the "Minimum Purchase Requirement"). Specifically, if we cannot repurchase all shares presented for redemption in any month because of the limitations on redemptions set forth in the program, then we will honor redemption requests on a pro rata basis, except that if a pro rata redemption would result in a stockholder owning less than the Minimum Purchase Requirement, then we would redeem all of such stockholder's shares. If we are redeeming all of a stockholder's shares, there would be no holding period requirement for shares purchased pursuant to our dividend reinvestment plan.

There were no other changes to the share redemption program. Our board of directors may amend, suspend or terminate the program upon 30 days' notice. We may provide notice by including such information (a) in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to our stockholders.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the acquisition, expansion and refinancing of our real estate investment portfolio and operations. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We have managed and will continue to manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, floors, and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

The table below summarizes the book values and interest rates of our notes payable as of December 31, 2012 based on the maturity dates (dollars in thousands):

	Maturity Date						Total Book Value or Notional Amount	Fair Value
	2013	2014	2015	2016	2017	Thereafter		
Notes payable								
Fixed Rate	$ —	$ —	$ —	$ —	$ 29,575	$ 138,365	$ 167,940	$ 171,232
Weighted-average interest rate	—	—	—	—	2.6%	3.7%	3.5%	

We intend to borrow funds at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. At December 31, 2012, the fair value estimate of our fixed rate debt was $171.2 million and the carrying value of our fixed rate debt was $167.9 million. The fair value estimate of our fixed rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated at December 31, 2012. As we expect to hold our fixed rate instrument to maturity and the amounts due under such instrument would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations.

Conversely, movements in interest rates on variable rate debt would change our future earnings and cash flows, but, generally, not significantly affect the fair value of those instruments. However, changes in required risk premiums would result in changes in the fair value of floating rate instruments. At December 31, 2012, we did not have any variable rate debt outstanding.

The weighted-average interest rate of our fixed rate debt at December 31, 2012 was 3.5%. The weighted-average interest rate represents the actual interest rate in effect at December 31, 2012.

For a discussion of the interest rate risks related to the current capital and credit markets, see Part I, Item 1A, "Risk Factors" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Outlook" of this Annual Report on Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Financial Statements at page F-1 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file and submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

In connection with the preparation of our Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, our management believes that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria. There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

As of the quarter ended December 31, 2012, all items required to be disclosed under Form 8-K were reported under Form 8-K.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Executive Officers and Directors

We have provided below certain information about our executive officers and directors.

Name	Positions	Age*
C. Preston Butcher	Chairman of the Board	74
Peter M. Bren	President and Director	79
W. Dean Henry	Chief Executive Officer	67
Guy K. Hays	Executive Vice President	52
Peter McMillan III	Executive Vice President	55
David E. Snyder	Chief Financial Officer, Treasurer and Secretary	41
Stacie K. Yamane	Chief Accounting Officer	48
Gary T. Kachadurian	Independent Director	62
Michael L. Meyer	Independent Director	74
Ronald E. Zuzack	Independent Director	70

* As of February 26, 2013.

C. Preston Butcher is our Chairman of the Board and one of our directors, positions which he has held since our inception in August 2009. Between our inception in August 2009 and August 2012, Mr. Butcher also served as our Chief Executive Officer. Mr. Butcher is also the Chairman of the Board of Legacy Partners Residential, Inc. ("LPRI"). He joined Lincoln Property Company in 1968 and was President of the Western Region until 1998 at which time he became Chairman of the Board and Chief Executive Officer of LPRI. Since August 2012, Mr. Butcher serves only as Chairman of LPRI. In 1999, Mr. Butcher purchased the interests of the other Lincoln Property Company shareholders in the Western Region operations and continued these operations under the new "Legacy Partners" name. Mr. Butcher indirectly through a trust owns and controls 100% of LPRI and 60% of Legacy Partners Residential Realty LLC. As Chairman of LPRI, Mr. Butcher oversees the management and operations of the Legacy Residential entities, including setting company strategy and monitoring performance.

Mr. Butcher is also the Chairman of the Board of Legacy Partners Commercial, LLC, a position he has held since 2003, as well as a director of various other of the Legacy Commercial entities involved in the ownership of Legacy Partners Realty Fund I, LLC, Legacy Partners Realty Fund II, LLC and Legacy Partners Realty Fund III, LLC. As a member of the Investment Committee for all of the Legacy Residential and Legacy Commercial affiliated entities, he reviews and approves the acquisition, financing, and disposition of multifamily and commercial real estate investments, respectively. Mr. Butcher routinely reviews significant asset management related issues and the status and progress of properties under development. He also shares responsibility for investor relationships.

Mr. Butcher has been involved exclusively in real estate acquisitions, development, financing, management, and dispositions for over 40 years. Over the course of his career he has overseen the acquisition/development, financing, and management of over 600 real estate assets on behalf of private funds and sub-advisory accounts with almost 70,000 residential units exceeding $5.5 billion in cost. He also has overseen the acquisition/development, financing, and management of 68 million square feet of office and industrial space exceeding $9.0 billion in cost. In terms of sales of real estate assets, Mr. Butcher has overseen the sale of over 500 assets exceeding $7.5 billion in cost.

Since 2002, Mr. Butcher, through Legacy Residential and Legacy Commercial affiliated entities, has been integral to the sponsorship of four real estate funds and raising nearly $1.5 billion of equity from institutional investors for the funds. Mr. Butcher has also been a key figure in Legacy Residential's real estate investment, management, and disposition activities as a sub-advisor to institutional clients. Mr. Butcher has been involved in entities, as a sub-advisor, that have raised over $2 billion since 1995 from large institutional clients such as the AFL-CIO Building Investment Trust, AIG Global Real Estate Investment Corp., BlackRock Realty Advisors, Inc., Capmark Investments, LP, a subsidiary of Capmark Financial Group Inc. (formerly known as GMAC Commercial Holding Corp.), Donaldson Lufkin & Jenrette, Inc. (now Credit Suisse (USA), Inc.), Equity Residential, and Goldman Sachs.

Mr. Butcher is a co-founder and past Chairman of the Board and presently serves on the Executive Committee of the National Multi-Housing Council. He was a co-founder of the California Housing Council. Mr. Butcher is also a member of the Policy Advisory Board of the Center for Real Estate at the University of California at Berkeley. In 1991, Mr. Butcher was invited to serve on the Board of Trustees of the Urban Land Institute. He is a Director of the Charles Schwab Corporation and NorthStar Realty Finance Corporation. Mr. Butcher was a founding board member of BRIDGE, a non-profit housing corporation created to provide low to moderate income housing. Mr. Butcher received a Bachelor of Science in Electrical Engineering from the University of Texas at Austin.

Our board of directors has concluded that Mr. Butcher is qualified to serve as the Chairman of our board of directors for reasons including his 40-year track record of leadership and success in the real estate industry. Mr. Butcher's familiarity with acquisition, development, financing and management of multi-family residential properties through numerous business cycles provides him with unique experience to guide the strategic direction of our business. Mr. Butcher's superior leadership skills have been demonstrated through years overseeing the management and operations of Legacy Residential businesses and are expected to be a critical asset in leading our board of directors.

Peter M. Bren is our President and one of our directors, positions he has held since our inception in August 2009. He is also the Chairman of the Board and President of our advisor, and President of KBS REIT I, KBS REIT II and KBS REIT III. Mr. Bren has served in these capacities for these entities since their formations in October 2004, June 2005, August 2007 and January 2010, respectively. Mr. Bren is also a sponsor of us, KBS REIT I, KBS REIT II, KBS REIT III and KBS Strategic Opportunity REIT, which were formed in 2009, 2005, 2007, 2009 and 2008, respectively. Other than de minimis amounts owned by family members or family trusts, Mr. Bren indirectly owns and controls a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our advisor and the owner of the dealer manager of this offering. All four of our KBS sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. Bren is Chairman of the Board and President of KBS Realty Advisors LLC and is a principal of Koll Bren Schreiber Realty Advisors, Inc., each an active and nationally recognized real estate investment advisor. These entities were first registered as investment advisors with the SEC in 2002 and 1999, respectively. The first investment advisor affiliated with Messrs. Bren and Schreiber was formed in 1992. As of December 31, 2012, KBS Realty Advisors, together with KBS affiliates, including KBS Capital Advisors, had been involved in the investment in or management of approximately $16.2 billion of real estate investments on behalf of institutional investors, including public and private pension plans, endowments and foundations, institutional and sovereign wealth funds, and the investors in us, KBS REIT I, KBS REIT II, KBS REIT III and KBS Strategic Opportunity REIT.

Mr. Bren oversees all aspects of KBS Capital Advisors' and KBS Realty Advisors' operations, including the acquisition, management and disposition of individual investments and portfolios of investments for KBS-advised investors and their portfolios of income-producing real estate assets. He also directs all facets of KBS Capital Advisors' and KBS Realty Advisors' business activities and is a member of the KBS Investment Committee, which evaluates and recommends new investment opportunities for us and other KBS-advised investment vehicles. Mr. Bren is also responsible for investor relationships.

10-K

Mr. Bren has been involved in real estate development, management, acquisition, disposition and financing for more than 40 years and with the acquisition, origination, management, disposition and financing of real estate-related debt investments for approximately 20 years. Prior to taking his current positions as Chairman of the Board and President of KBS Capital Advisors and KBS Realty Advisors, he served as the President of The Bren Company, was a Senior Partner of Lincoln Property Company, and was President of Lincoln Property Company, Europe. Mr. Bren is also a founding member of The Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management. He also is a member of the Real Estate Roundtable in Washington, D.C.

Our board of directors has concluded that Mr. Bren is qualified to serve as one of our directors for reasons including his extensive industry and leadership experience. With 40 years of real estate experience including 21 as a senior partner of Lincoln Property Company focused on financing, developing, leasing and managing apartment properties, Mr. Bren has the depth and breadth of experience to implement our business strategy. As our President and a principal of our external advisor, Mr. Bren is well-positioned to provide the board of directors with insights and perspectives on the execution of our business strategy, our operations and other internal matters. Further, as a principal of KBS-affiliated investment advisors and as President of KBS REIT I, KBS REIT II and KBS REIT III, Mr. Bren brings to the board demonstrated management and leadership ability.

W. Dean Henry is our Chief Executive Officer, a position he has held since August 2012. He served as our Executive Vice President from our inception in August 2009 through August 2012. He is also the Chief Executive Officer of LPRI, a position he has held since August 2012. Mr. Henry joined Lincoln Property Company in 1973 and was promoted to Senior Vice President in charge of all residential operations of the Western Region in 1995, and then became the President and Chief Operating Officer of LPRI in 1998. Mr. Henry served as President only of LPRI from 2001 through August 2012, when he was appointed Chief Executive Officer. Mr. Henry indirectly through a trust owns and controls 30% of Legacy Partners Residential Realty LLC.

As Chief Executive Officer of LPRI, Mr. Henry oversees the management and operations of the Legacy Residential entities, including setting out company strategy and monitoring performance. As a member of Legacy Residential's Investment Acquisition and Management Committee, he reviews and approves the acquisition, financing, and disposition of multifamily real estate investments. Mr. Henry routinely reviews significant asset and property management issues and the status and progress of properties under development. He is also responsible for investor relationships.

Mr. Henry has been involved exclusively in multifamily real estate acquisitions, development, financing, management, and dispositions for over 40 years. Over the course of his career, he has overseen the acquisition/development, financing, and management of over 34,000 residential units exceeding $3.9 billion in cost.

Since 2002, Mr. Henry has been a key figure in Legacy Residential's sponsorship of the $269 million Legacy Partners Affordable Housing Fund, advising and investing for the State of California Public Employees' Retirement System. He has also been a key figure in Legacy Residential's affiliated entities' real estate investment, management, and disposition activities as a sub-advisor to institutional clients and high net worth individuals. Mr. Henry has been involved in entities, as a sub-advisor, that raised and invested nearly $1 billion since 1995 from large institutional clients such as the AFL-CIO Building Investment Trust, AIG Global Real Estate Investment Corp., BlackRock Realty Advisors, Inc., Capmark Investments, LP, a subsidiary of Capmark Financial Group Inc. (formerly known as GMAC Commercial Holding Corp.), Donaldson Lufkin & Jenrette, Inc. (now Credit Suisse (USA), Inc.), Equity Residential, and Goldman Sachs.

Mr. Henry serves on the Executive Committee of the National Multi-Housing Council. He is a member of the Policy Advisory Board of the Center for Real Estate at the University of California at Berkeley, and is an active member of the Urban Land Institute. Mr. Henry is past Chairman of the San Francisco YMCA and a former Board Member of Mercy Housing, a not-for-profit affordable housing organization which has participated in the development, preservation and/or financing of more than 36,900 affordable homes in the United States. Mr. Henry currently serves as Chairman of the Multifamily Leadership Board of the National Association of Home Builders. Mr. Henry received a Bachelor's degree in Political Science from University of Puget Sound.

Guy K. Hays is our Executive Vice President, a position he has held since our inception in August 2009. Mr. Hays is also President of LPRI, a position he has held since August 2012. Mr. Hays joined Lincoln Property Company in 1986, was promoted to Vice President of Finance for all residential operations of the Western Region in 1995, and became Senior Vice President - Finance of LPRI in 1998, then Senior Vice President and Chief Financial Officer - Residential in 2001, Senior Managing Director and Chief Financial Officer in January 2008, and Executive Managing Director and Chief Financial Officer in January 2009. Mr. Hays indirectly through a trust owns and controls 10% of Legacy Partners Residential Realty LLC.

As President of LPRI, Mr. Hays oversees the management, operations and financial affairs of the Legacy Residential entities, including setting out company strategy and monitoring financial performance. As a member of Legacy Residential's Investment Acquisition and Management Committee, he reviews and approves the acquisition, financing, and disposition of multifamily real estate investments. Mr. Hays routinely reviews significant asset and property management related issues, as well as the financing of properties and the firm's banking, accounting and reporting functions. He is also responsible for investor, lender, and banking relationships.

Over the course of his career, he has overseen the acquisition/development and financing of over 22,000 units exceeding $3.4 billion in cost. Since 2002, Mr. Hays has been a key figure in Legacy Residential's sponsorship of the $269 million Legacy Partners Affordable Housing Fund, advising and investing on behalf of the State of California Public Employees' Retirement System. He has also been a key figure in Legacy Residential's affiliated entities' real estate investment, management, and disposition activities as a sub-advisor to institutional clients. Mr. Hays has been involved in entities, as a sub-advisor, that raised and invested nearly $1 billion from large institutional clients such as the AFL-CIO Building Investment Trust, AIG Global Real Estate Investment Corp., BlackRock Realty Advisors, Inc., Capmark Investments, LP, a subsidiary of Capmark Financial Group Inc. (formerly known as GMAC Commercial Holding Corp.), Donaldson Lufkin & Jenrette, Inc. (now Credit Suisse (USA), Inc.), Equity Residential, and Goldman Sachs.

Prior to joining Lincoln Property Company in 1986, Mr. Hays was with Kenneth Leventhal and Company, a CPA firm specializing in real estate, in Dallas, Texas where he earned his Certified Public Accountant designation. Mr. Hays is an active member of the National Multi-Housing Council and serves on the Multifamily Council of the Urban Land Institute. Mr. Hays received a Bachelor of Science in Accounting from Oral Roberts University.

Peter McMillan III is our Executive Vice President, a position he has held since our inception in August 2009. He is also an Executive Vice President, Treasurer, Secretary and a director of KBS REIT I, KBS REIT II and KBS REIT III, and President, Chairman of the Board and a director of KBS Strategic Opportunity REIT, positions he has held since June 2005, August 2007, January 2010 and December 2008, respectively. In addition, Mr. McMillan is one of our sponsors and is a sponsor of KBS REIT I, KBS REIT II, KBS REIT III and KBS Strategic opportunity REIT, which were formed in 2009, 2005, 2007, 2009 and 2008, respectively. Mr. McMillan owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3 % interest in KBS Holdings LLC, which is the sole owner of our advisor and the owner of the dealer manager of this offering. All four of our KBS sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. McMillan is a co-founder and the Managing Partner of Willowbrook Capital Group, LLC. Prior to forming Willowbrook in 2000, Mr. McMillan served as an Executive Vice President and Chief Investment Officer of SunAmerica Investments, Inc., which was later acquired by AIG. As Chief Investment Officer, he was responsible for over $75.0 billion in assets, including residential and commercial mortgage-backed securities, public and private investment grade and non-investment grade corporate bonds and commercial mortgage loans and real estate investments. Before joining SunAmerica in 1989, he served as Assistant Vice President for Aetna Life Insurance and Annuity Company with responsibility for the company's $6.0 billion fixed income portfolios. Mr. McMillan received his Master of Business Administration in Finance from the Wharton Graduate School of Business at the University of Pennsylvania and his Bachelor of Arts Degree with honors in Economics from Clark University. Mr. McMillan is a director of TCW/Metropolitan West Funds.

David E. Snyder is our Chief Financial Officer, Treasurer and Secretary, positions he has held since our inception in August 2009. He is the Chief Financial Officer of our advisor, KBS REIT I and KBS REIT II, positions he has held for these entities since November 2008, December 2008 and December 2008, respectively. He is also the Chief Financial Officer, Treasurer and Secretary of KBS Strategic Opportunity REIT, positions he has held since December 2008. Mr. Snyder was appointed Chief Financial Officer of KBS REIT III in January 2010. He is a member of the investment committee formed by our advisor to evaluate and recommend new investment opportunities for KBS REIT III.

From January 1998 to May 2008, Mr. Snyder worked for Nationwide Health Properties, Inc., a real estate investment trust specializing in healthcare related property. He served as the Vice President and Controller from July 2005 to February 2008 and Controller from January 1998 to July 2005. At Nationwide Health Properties, Mr. Snyder was responsible for internal and external financial reporting, Sarbanes-Oxley compliance, budgeting, debt compliance, negotiation and documentation of debt and equity financing and the negotiation of acquisition and leasing documentation. In addition, Mr. Snyder was part of the senior management team that approved investments, determined appropriate financing and developed strategic goals and plans. As part of his investment and financing responsibilities, Mr. Snyder participated in the origination, modification and refinancing of mortgage loans made to customers, mortgages obtained on real estate and unsecured credit facilities.

Mr. Snyder was an adjunct accounting professor at Biola University from 1998 to May 2005, teaching courses in auditing and accounting. He was the director of financial reporting at Regency Health Services, Inc., a skilled nursing provider, from November 1996 to December 1997. From October 1993 to October 1996, Mr. Snyder worked for Arthur Andersen LLP. Mr. Snyder received a Bachelor of Science Degree in Business Administration with an emphasis in Accounting from Biola University in La Mirada, California. Mr. Snyder is a Certified Public Accountant (California).

Stacie K. Yamane is our Chief Accounting Officer, a position she has held since our inception in August 2009. Ms. Yamane is also the Chief Accounting Officer, Portfolio Accounting of our advisor and Chief Accounting Officer of KBS REIT I, KBS REIT II, KBS REIT III and KBS Strategic Opportunity REIT, positions she has held for these entities since October 2008, October 2008, December 2008, January 2010 and August 2009, respectively. From July 2007 until December 2008, Ms. Yamane served as Chief Financial Officer and Controller of KBS REIT II; from October 2004 to October 2008, she served as Fund Controller of our advisor; from June 2005 to December 2008, she served as Chief Financial Officer of KBS REIT I; and from June 2005 to October 2008, she served as Controller of KBS REIT I.

In addition, Ms. Yamane serves as Senior Vice President/Controller, Portfolio Accounting for KBS Realty Advisors LLC, a position she has held since 2004. She served as a Vice President/Portfolio Accounting with KBS-affiliated investment advisers from 1995 to 2004. At KBS Realty Advisors, Ms. Yamane is responsible for client accounting/reporting for two real estate portfolios. These portfolios consist of industrial, office and retail properties as well as land parcels. Ms. Yamane works closely with portfolio managers, asset managers, property managers and clients to ensure the completion of timely and accurate accounting, budgeting and financial reporting. In addition, she assists in the supervision and management of KBS Realty Advisors' accounting department.

Prior to joining an affiliate of KBS Realty Advisors in 1995, Ms. Yamane was an audit manager at Kenneth Leventhal & Company, a CPA firm specializing in real estate. During her eight years at Kenneth Leventhal & Company, Ms. Yamane performed or supervised a variety of auditing, accounting and consulting engagements including the audit of financial statements presented in accordance with GAAP, as well as financial statements presented on a cash and tax basis, the valuation of asset portfolios and the review and analysis of internal control systems. Her experiences with various KBS-affiliated entities and Kenneth Leventhal & Company give her over 22 years of real estate experience.

Ms. Yamane received a Bachelor of Arts Degree in Business Administration with a dual concentration in Accounting and Management Information Systems from California State University, Fullerton. She is a Certified Public Accountant (inactive California).

Gary T. Kachadurian is one of our independent directors, a position he has held since 2010. Mr. Kachadurian has 31 years of real estate experience specializing in land and asset acquisition, construction, development, financing, and management. Since August 2007, Mr. Kachadurian has served as Chairman of Apartment Realty Advisors, the nation's largest privately owned multihousing investment advisory company. Also, as President of The Kachadurian Group LLC (f/k/a Kach Enterprises, LLC) from October 2006 to the present, he has been retained as consultant on apartment acquisition and development transactions.

He was formerly Senior Managing Director for Global Business Development for Deutsche Bank Real Estate. His responsibilities included raising equity in Japan, Germany, and other countries for new real estate products. Until May 2005 he was also a senior member of the Policy Committee of RREEF, a leading pension fund advisor, in addition to being a member of RREEF's Investment Committee for 14 years. He was in charge of RREEF's National Acquisitions Group and Value-Added and Development lines of business from 1999 to 2002, and also had oversight in the acquisition and management of RREEF's 24,000 unit apartment investment portfolio. Prior to joining RREEF, he was the Midwest Regional Operating Partner for Lincoln Property Company, developing and managing apartment communities in Illinois, Indiana, Wisconsin, Kansas and Pennsylvania.

Mr. Kachadurian is a founding Board Member of the Chicago Apartment Association, was formerly Chairman of the National Multi Housing Council. He has been a featured speaker and panelist at many apartment industry events. He is Chairman of the Village Foundation of Children's Memorial Hospital, is a Director of Pangea Real Estate, and serves as Director of Leaders Bank in Oak Brook, Illinois. Mr. Kachadurian received his B.S. in Accounting from the University of Illinois.

Our board of directors has concluded that Mr. Kachadurian is qualified to serve as one of our independent directors for reasons including the depth and breadth of his experience in the rental apartment industry, including longstanding experience as a developer, owner and manager of apartment properties. His extensive understanding of these varied aspects of our industry provide the board with an invaluable resource for assessing and managing risks and planning corporate strategy. In addition, in the course of serving on the boards of several companies and other large organizations involved in the apartment industry, Mr. Kachadurian has developed strong leadership and consensus building skills that are a valuable asset to our board.

Michael L. Meyer is one of our independent directors, a position he has held since January 2010. He is also an independent director of KBS Strategic Opportunity REIT, a position he has held since October 2009. Mr. Meyer is a private real estate investor and since 1999 has been the Chief Executive Officer of the Michael L. Meyer Company. The Michael L. Meyer Company is a principal and/or manager of real estate entities and provides those entities with property acquisition, financing and management services and advice. Since June 2006, Mr. Meyer also has been a principal of TwinRock Partners, LLC (formerly known as AMG Realty Investors, LLC), a commercial and residential real estate investment company. From 2000 to 2003, Mr. Meyer was a principal in Advantage 4 LLC, a provider of telecommunications systems for real estate projects. From 1999 to 2003, Mr. Meyer was also a principal of Pacific Capital Investors, which acquired non-performing loans secured by real estate in Japan. From 1974 to 1998, Mr. Meyer was Managing Partner-Orange County and Audit Partner of the E&Y Kenneth Leventhal Real Estate Group of Ernst & Young LLP and its predecessor. Mr. Meyer is a director and member of the audit committee of Opus Bank and is a director and chair of the audit committee of Paladin Realty Income Properties, Inc., positions he has held for these entities since September 2010 and February 2004, respectively. Additionally, Mr. Meyer served as a director and member of the audit committee of City National Bank and City National Corporation, positions he held for these entities from July 1999 to April 2010.

Mr. Meyer was inducted into the California Building Industry Foundation Hall of Fame in June of 1999 for outstanding achievements in the real estate industry and community. Mr. Meyer was also the recipient of the University of California Irvine Graduate School of Management Real Estate Program Lifetime Achievement Award. Mr. Meyer received a Bachelor's of Business Administration from the University of Iowa. He is a Certified Public Accountant (inactive California).

Our board of directors has concluded that Mr. Meyer is qualified to serve as one of our independent directors and the chairman of our audit committee for reasons including his expertise with respect to commercial real estate investments and accounting and financial reporting matters. With over 11 years of experience investing in commercial real estate and providing commercial real estate acquisition, financing and management services and advice, Mr. Meyer is well-positioned to advise the board with respect to potential investment opportunities and investment management. In addition, with 35 years of experience as an independent Certified Public Accountant or auditor for real estate companies, Mr. Meyer provides our board with substantial expertise regarding real estate accounting and financial reporting matters. Further, Mr. Meyer's experience as a director of City National Bank, City National Corporation and Paladin Realty Income Properties, Inc. provide him with an understanding of the requirements of serving on a public company board.

Ronald E. Zuzack is one of our independent directors. Since August 2010, Mr. Zuzack has been a Senior Advisor and Investment Committee Member of WestRock, an apartment investment company. From January 2008 until February 2010, Mr. Zuzack served as Global Chief Operating Officer for BlackRock Realty Advisors, Inc.'s Real Estate Equity Business. BlackRock Realty is a division of BlackRock, Inc., a premier provider of global investment management, risk management and advisory services. Blackrock Realty is a leading real estate equity investment manager and, in his capacity as Global COO, Mr. Zuzack is responsible for the day-to-day operations of a platform in the Americas, the UK, Continental Europe, Australia and Asia with total assets under management of approximately US $26 billion. The firm manages a variety of separate accounts, closed-end funds and open-end funds with a focus on core, value-added and opportunistic investment strategies. Since January 2008, Mr. Zuzack has been Chairman of Blackrock Realty's Operating Committee and a member of the Executive, Investment and Leadership Committees for the firm's Real Estate Group.

Mr. Zuzack joined BlackRock Realty's predecessor, SSR Realty Advisors, Inc., in 1981 as a Portfolio Manager, serving as Executive Vice President and Director of Portfolio Services from 1988 to 1997 and Chief Investment Officer from 1996 to 1997, Head of Acquisitions, Dispositions and Financing from 1997 to December 2005 and Head of BlackRock Realty Americas from January 2006 to January 2008. Prior to joining SSR Realty Advisors, he held positions as Vice President and Real Estate Manager with Union Bank and as Vice President, Development and Property Manager for Inter-Cal Real Estate Corporation.

Mr. Zuzack earned a BS in Finance and Economics in 1969 and an MBA in 1970 from the University of Missouri. He also was recognized as a Willis Bryant Scholar in Mortgage Banking at Northwestern University in 1972. He is currently a member of the Urban Land Institute. He has also served as Chairman of the Multi-Family Gold Council of the Urban Land Institute, as a member of the Executive Committee of the National Multi-Housing Council, as Chairman of the Rent Control Committee of the National Multi-Housing Council, and as a board member of the Mid-Peninsula Housing Authority.

Our board of directors has concluded that Mr. Zuzack is qualified to serve as one of our independent directors and the chairman of our conflicts committee for reasons including his extensive experience as an investment fiduciary representing the interests of shareholder clients. Mr. Zuzack's 25 years as an active investor in apartment properties provide him with specific knowledge of our market segment and related financing activities and position him very well to provide the board of directors with valuable industry-specific insight and experience. Furthermore, Mr. Zuzack's experience also prepares him well for service on our audit committee. As Global COO of BlackRock Realty Advisors, Mr. Zuzack had overall responsibility for the financial performance of that company, including supervision of the principal financial officer, regular reviews of financial statements, and frequent consideration of issues related to the conduct of audits, assessment of internal controls and procedures for financial reporting.

The Audit Committee

Our board has established an audit committee. The audit committee's function is to assist our board of directors in fulfilling its responsibilities by overseeing (i) our accounting and financial reporting processes, (ii) the integrity and audits of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) the independent auditors' qualifications and independence, and (v) the performance of the independent auditors and our internal audit function. The members of the audit committee consist solely of our independent directors: Gary T. Kachadurian, Michael L. Meyer and Ronald E. Zuzack. All of the members of the audit committee are "independent" as defined by the New York Stock Exchange. All members of the audit committee have significant financial and/or accounting experience, and the board of directors has determined that Mr. Meyer satisfies the SEC's requirements for an "audit committee financial expert."

Code of Conduct and Ethics

We have adopted a Code of Conduct and Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer, principal financial officer and principal accounting officer. Our Code of Conduct and Ethics can be found at *http://www.kbslegacyreit.com*.

ITEM 11. EXECUTIVE COMPENSATION

Compensation of Executive Officers

Our conflicts committee discharges the board's responsibilities relating to the compensation of our executives. Subject to the limitations in our charter and with stockholder approval, the conflicts committee may also create stock-award plans. However, we currently do not have any paid employees and our executive officers do not receive any compensation directly from us.

Compensation of Directors

If a director is also one of our executive officers, we do not pay any compensation to that person for services rendered as a director. The amount and form of compensation payable to our independent directors for their service to us is determined by our conflicts committee, based upon recommendations from our advisor. Two of our executive officers, Messrs. Bren and McMillan, participate in the management and control of our advisor, and through the advisor, they are involved in recommending and setting the compensation to be paid to our independent directors.

We have provided below certain information regarding compensation earned by or paid to our directors during fiscal year 2012.

Name	Fees Earned or Paid in Cash in 2012	All Other Compensation	Total
Gary T. Kachadurian	$ 78,500	$ —	$ 78,500
Michael L. Meyer	94,500	—	94,500
Ronald E. Zuzack	101,500	—	101,500
Peter M. Bren [1]	—	—	—
C. Preston Butcher [1]	—	—	—

[1] Directors who are also our executive officers do not receive compensation for services rendered as a director.

10-K

Cash Compensation

We pay each of our independent directors:

- an annual retainer of $40,000;
- $2,500 for each board meeting attended;
- $2,500 for each committee meeting attended, except that the chairman of the committee is paid $3,000 for each meeting attended;
- $2,000 for each teleconference meeting of the board; and
- $2,000 for each teleconference meeting of any committee, except that the chairman of the committee is paid $3,000 for each teleconference meeting of the committee.

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Stock Ownership

The following table sets forth the beneficial ownership of our common stock as of February 22, 2013, for each person or group that holds more than 5% of our common stock, for each director and executive officer and for our directors and executive officers as a group.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percent of All Shares
C. Preston Butcher, Chairman of the Board	20,000 (2)	*
Peter M. Bren, President and Director	20,000 (2)	*
W. Dean Henry, Chief Executive Officer	20,000 (2)	*
Guy K. Hays, Executive Vice President	20,000 (2)	*
Peter McMillan III, Executive Vice President	20,000 (2)	*
David E. Snyder, Chief Financial Officer, Treasurer and Secretary	—	—
Stacie K. Yamane, Chief Accounting Officer	—	—
Gary T. Kachadurian, Independent Director	—	—
Michael L. Meyer, Independent Director	—	—
Ronald E. Zuzack, Independent Director	—	—
All directors and executive officers as a group	20,000 (2)	*

* Represents less than 1% of the outstanding common stock.

(1) The address of each beneficial owner listed is 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660.

(2) Includes 20,000 shares owned by KBS-Legacy Apartment Community REIT Venture, LLC, which is indirectly owned and controlled by C. Preston Butcher, W. Dean Henry, Guy K. Hays, Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr. None of the shares are pledged as security.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the members of our board of directors, and all of the members of the audit committee and the conflicts committee of our board of directors are "independent" as defined by the New York Stock Exchange. The New York Stock Exchange standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). The board of directors has determined that Gary T. Kachadurian, Michael L. Meyer, and Ronald E. Zuzack each satisfies the bright-line criteria and that none has a relationship with us that would interfere with such person's ability to exercise independent judgment as a member of our board of directors. None of these directors has ever served as (or is related to) an employee of ours or any of our predecessors or acquired companies or received or earned any compensation from us or any such other entities except for compensation directly related to service as a director of us. Therefore, we believe that all of these directors are independent directors.

Our Policy Regarding Transactions with Related Persons

Our charter requires our conflicts committee, which consists of all of our independent directors, to review and approve all transactions between us and our advisor, any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of our conflicts committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Conduct and Ethics lists examples of types of transactions with related parties that would create prohibited conflicts of interest and requires our officers and directors to be conscientious of actual and potential conflicts of interest with respect to our interests and to seek to avoid such conflicts or handle such conflicts in an ethical manner at all times consistent with applicable law. Our executive officers and directors are required to report potential and actual conflicts to a designated compliance officer, currently our chief financial officer, via the Ethics Hotline, to an internal audit representative or directly to the Chairman of our conflicts committee.

Certain Transactions with Related Persons

As described further below, we have entered into agreements with certain affiliates pursuant to which they will provide services to us. Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr. control and indirectly own our advisor, KBS Capital Advisors LLC, and the dealer manager of our public offering, KBS Capital Markets Group LLC. We refer to these individuals as our KBS sponsors. Messrs. Bren and McMillan are also two of our executive officers. All four of our KBS sponsors actively participate in the management and operations of our advisor. Our advisor has three managers: an entity owned and controlled by Mr. Bren; an entity owned and controlled by Messrs. Hall and McMillan; and an entity owned and controlled by Mr. Schreiber.

Our Relationship with KBS Capital Advisors. Pursuant to the advisory agreement, KBS Capital Advisors is responsible for managing our day-to-day operations, retaining the property managers for our property investments (subject to the authority of our board of directors and officers) and performing other duties, including, but not limited to, the following:

- finding, presenting and recommending to us real estate property opportunities consistent with our investment policies and objectives;
- structuring the terms and conditions of our investments, sales and joint ventures;
- acquiring properties on our behalf in compliance with our investment objectives and policies;
- arranging for financing and refinancing of our properties;
- entering into leases and service contracts for our properties;
- supervising and evaluating each property manager's performance;
- reviewing and analyzing the properties' operating and capital budgets;
- assisting us in obtaining insurance;
- generating an annual budget for us;
- reviewing and analyzing financial information for each of our assets and our overall portfolio;
- formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our properties and other investments;
- performing investor-relations services;
- maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the Internal Revenue Service and other regulatory agencies;
- engaging and supervising the performance of our agents, including our registrar and transfer agent; and
- performing any other services reasonably requested by us.

Our advisor is subject to the supervision of our board of directors and only has such authority as we may delegate to it as our agent. Our advisory agreement has a one-year term expiring January 25, 2014 subject to an unlimited number of successive one-year renewals upon mutual consent of the parties. From January 1, 2012 through the most recent date practicable, which was January 31, 2013, we have compensated our advisor as set forth below.

Our advisor or its affiliates have paid, and may pay in the future, some of our organization and offering costs (other than selling commissions and dealer manager fees) incurred in connection with our ongoing initial public offering, including our legal, accounting, printing, mailing and filing fees. We reimburse our advisor for such costs up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of our primary offering and the offering under our dividend reinvestment plan as of the date of reimbursement. At the termination of our primary offering and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. From January 1, 2012 through January 31, 2013, our advisor incurred approximately $3.4 million of organization and offering expenses on our behalf and as of January 31, 2013, our advisor has been reimbursed by us for approximately $3.4 million of such costs.

We incur acquisition advisory fees payable to our advisor equal to 1.0% of the cost of investments acquired by us, including any acquisition expenses and any debt attributable to such investments. Acquisition advisory fees relate to services provided in connection with the selection and acquisition or origination of real estate and real estate-related investments. In addition to acquisition advisory fees, we reimburse our advisor for customary acquisition expenses, whether or not we ultimately acquire the asset. Acquisition advisory fees from January 1, 2012 through January 31, 2013 totaled approximately $2.4 million.

For asset management services, we pay our advisor a monthly fee. The asset management fee is a monthly fee equal to one-twelfth of 1.0% of the amount paid or allocated to fund the acquisition, development, construction or improvement of the investment, inclusive of acquisition expenses related thereto (but excluding any acquisition fees paid to the advisor related thereto) and the amount of any debt associated with or used to acquire such investment. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment. On January 8, 2013, we entered into an amendment to the advisory agreement, which defers our obligation to pay asset management fees, without interest, accruing from February 1, 2013 through July 31, 2013. Pursuant to this amendment, our advisor further agreed that we will only be obligated to pay such deferred amounts if and to the extent that our funds from operations, as that term is defined by the National Association of Real Estate Investment Trusts and interpreted by us, as adjusted for the effects of straight-line rents and acquisition costs and expenses ("AFFO") for the immediately preceding month exceeds the amount of distributions declared for record dates of such prior month (an "AFFO Surplus"). The amount of any AFFO Surplus in a given month will be applied first to pay our advisor asset management fees currently due with respect to such month (including any that would otherwise have been deferred for that month in accordance with this amendment), and then to pay asset management fees previously deferred by our advisor in accordance with this amendment that remain unpaid. Notwithstanding the above, any and all deferred asset management fees that are unpaid will be immediately due and payable at such time as our stockholders have received distributions in an aggregate amount equal to the sum of (i) our stockholders' 8% return and (ii) our stockholders' invested capital. From January 1, 2012 through January 31, 2013, our asset management fees totaled $1.7 million.

Under our advisory agreement our advisor and its affiliates have the right to seek reimbursement from us for all costs and expenses they incur in connection with their provision of services to us, including our allocable share of our advisor's overhead, such as rent, employee costs, utilities and information technology costs. Our advisor may seek reimbursement for employee costs under the advisory agreement. At this time, our advisor only expects to seek reimbursement for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. In the future, if our advisor seeks reimbursement for additional employee costs, such costs may include our proportionate share of the salaries of persons involved in the preparation of documents to meet SEC reporting requirements. We do not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor earns acquisition or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers. From January 1, 2012 through January 31, 2013, we have reimbursed our advisor for approximately $0.7 million of operating expenses, of which $0.1 million were employee costs.

In connection with our public offering, our sponsors agreed to provide additional indemnification to one of the participating broker dealers. We agreed to add supplemental coverage to our directors' and officers' insurance coverage to insure our sponsors' obligations under this indemnification agreement in exchange for reimbursement to us by our sponsors for all costs, expenses and premiums related to this supplemental coverage. From January 1, 2012 through January 31, 2013, our advisor paid $0.2 million to the insurer for the costs of the supplemental coverage obtained by us.

Our Relationship with KBS Capital Markets Group. On March 12, 2010, upon the launch of our public offering, we entered into an agreement with our dealer manager. Pursuant to the agreement, KBS Capital Markets Group is entitled to receive selling commissions and dealer manager fees of up to 9.5% of the gross proceeds of our primary offering (no selling commissions or dealer manager fees are payable with respect to sales under the dividend reinvestment plan). All or a portion of the selling commissions are not charged with regard to shares sold to certain categories of purchasers. A reduced dealer manager fee is payable with respect to certain volume discount sales. The dealer manager reallows 100% of selling commissions to broker-dealers participating in our public offering. From its dealer manager fee, KBS Capital Markets Group may reallow to any participating broker-dealer up to 1.0% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee (in special cases, the dealer manager has the option to increase the amount of this reallowance). From January 1, 2012 through January 31, 2013, we incurred selling commissions of $5.1 million, of which 100% was reallowed to participating broker-dealers. From January 1, 2012 through January 31, 2013, we incurred dealer manager fees of $2.6 million, of which $1.2 million was reallowed by our dealer manager to participating broker-dealers.

In addition to selling commissions and dealer manager fees, we are also obligated to reimburse the dealer manager and its affiliates for certain offering related expenses that they incur on our behalf. These include expenses for travel, meals, lodging and attendance and sponsorship fees incurred by registered persons associated with the dealer manager and officers and employees of our affiliates to attend retail conferences sponsored by participating broker-dealers and other meetings with participating broker-dealers; expense reimbursements to broker-dealers for actual costs incurred in connection with attending bona fide training and education meetings hosted by us; certain technology costs associated with the offering; and certain legal fees allocable to the dealer manager. We reimburse our dealer manager for all such items of underwriting compensation referenced in our prospectus provided that within 30 days after the end of the month in which our primary initial public offering terminates, our dealer manager will reimburse us to the extent that our reimbursements cause total underwriting compensation for our primary initial public offering to exceed 10% of the gross offering proceeds from the offering. We also pay directly or reimburse our dealer manager for bona fide invoiced due diligence expenses of broker dealers. From January 1, 2012 through January 31, 2013, we have reimbursed or intend to reimburse our dealer manager for approximately $1.4 million.

Currently Proposed Transactions. In connection with our proposed follow-on public offering, we expect to enter into a dealer manager agreement with KBS Capital Markets Group on terms substantially similar to those currently in effect with respect to our ongoing initial public offering as described above under *"Our Relationship with KBS Capital Markets Group."*

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Independent Registered Public Accounting Firm

During the year ended December 31, 2012, Ernst & Young LLP served as our independent registered public accounting firm and provided certain tax and other services. Ernst & Young has served as our independent auditor since our formation.

Pre-Approval Policies

In order to make sure that the provision of such services does not impair the auditors' independence, the audit committee charter imposes a duty on the audit committee to pre-approve all auditing services performed for us by our independent auditors, as well as all permitted non-audit services. In determining whether or not to pre-approve services, the audit committee considers whether the service is a permissible service under the rules and regulations promulgated by the SEC. The audit committee, may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided any such approval is presented to and approved by the full audit committee at its next scheduled meeting.

Since March 12, 2010, when we became a reporting company under Section 15(d) of the Securities Exchange Act of 1934, all services rendered by Ernst & Young LLP have been pre-approved in accordance with the policies and procedures described above.

Independent Registered Public Accounting Firm Fees

The audit committee reviewed the audit and non-audit services performed by Ernst & Young, as well as the fees charged by Ernst & Young for such services. In its review of the non-audit service fees, the audit committee considered whether the provision of such services is compatible with maintaining the independence of Ernst & Young. The aggregate fees billed to us for professional accounting services, including the audit of our annual financial statements by Ernst & Young for the years ended December 31, 2012 and 2011, are set forth in the table below.

	2012	2011
Audit fees	$ 437,000	$ 223,000
Audit-related fees	129,500	—
Tax fees	64,000	16,000
All other fees	400	400
Total	$ 630,900	$ 239,400

10-K

For purposes of the preceding table, Ernst & Young's professional fees are classified as follows:

- Audit fees — These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures performed by Ernst & Young in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements.
- Audit-related fees — These are fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of our financial statements, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews and consultation concerning financial accounting and reporting standards.
- Tax fees — These are fees for all professional services performed by professional staff in our independent auditor's tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state and local tax issues related to due diligence.
- All other fees — These are fees for any services not included in the above-described categories.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statement Schedules

See the Index to Financial Statements at page F-1 of this report.

The following financial statement schedule is included herein at pages F-25 through F-26 of this report:

Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization

(b) Exhibits

EXHIBIT LIST

Ex.	Description
3.1	Articles of Amendment and Restatement as adopted on January 8, 2010, incorporated by reference to Exhibit 3.1 to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11 Commission File No. 333-161449, filed January 12, 2010
3.2	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11, Commission File No. 333-161449, filed January 12, 2010
4.1	Form of Subscription Agreement, included as Appendix A to the prospectus included in Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11, Commission File No. 333-161449, filed April 16, 2012
4.2	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates), incorporated by reference to Exhibit 4.2 to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11, Commission File No. 333-161449, filed October 2, 2009
4.3	Second Amended and Restated Dividend Reinvestment Plan, incorporated by reference to Exhibit 4.3 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11, Commission File No. 333-161449, filed February 6, 2013
4.4	Second Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11, Commission File No. 333-161449, filed February 6, 2013
10.1	Advisory Agreement dated January 25, 2013, incorporated by reference to Exhibit 10.3 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11, Commission File No. 333-161449, filed February 6, 2013
10.2	Agreement for Sale and Purchase of Property between Dakota Hill Properties, A Texas Limited Partnership and KBS Realty Advisors, LLC dated as of March 31, 2010, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed November 10, 2010
10.3	First Amendment to Agreement for Sale and Purchase of Property between Dakota Hill Properties and KBS Realty Advisors, LLC dated as of May 25, 2010, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed November 10, 2010
10.4	Second Amendment to Agreement for Sale and Purchase of Property between Dakota Hill Properties and KBS Realty Advisors, LLC dated as of June 10, 2010, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed November 10, 2010
10.5	Third Amendment to Agreement for Sale and Purchase of Property between Dakota Hill Properties and KBS Realty Advisors, LLC dated as of July 2, 2010, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed November 10, 2010
10.6	Fourth Amendment to Agreement for Sale and Purchase of Property between Dakota Hill Properties and KBS Realty Advisors, LLC dated as of July 12, 2010, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed November 10, 2010
10.7	Fifth Amendment to Agreement for Sale and Purchase of Property between Dakota Hill Properties and KBS Realty Advisors, LLC dated as of July 15, 2010, incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed November 10, 2010

Ex.	Description
10.8	Sixth Amendment to Agreement for Sale and Purchase of Property between Dakota Hill Properties and KBS Realty Advisors, LLC dated as of August 3, 2010, incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed November 10, 2010
10.9	Assignment and Assumption of Agreement for Sale and Purchase of Property between KBS Realty Advisors, LLC and KBS Capital Advisors LLC dated as of August 5, 2010, incorporated by reference to Exhibit 10.2 to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed January 21, 2011
10.10	Assignment and Assumption of Agreement for Sale and Purchase of Property between KBS Capital Advisors LLC and KBS Legacy Partners Dakota Hill LLC dated as of August 5, 2010; incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed November 10, 2010
10.11	Seventh Amendment to Agreement for Sale and Purchase of Property between Dakota Hill Properties and KBS Realty Advisors, LLC dated as of October 4, 2010, incorporated by reference to Exhibit 10.11 to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed January 21, 2011
10.12	Assumption Agreement dated as of October 26, 2010 by and among Dakota Hill Properties, KBS Legacy Partners Dakota Hill LLC and the Federal Home Loan Mortgage Corporation, incorporated by reference to Exhibit 10.12 to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed January 21, 2011
10.13	Assignment and Assumption of Purchase and Sale Contract between Legacy Partners Residential LLC and KBS Capital Advisors LLC dated as of December 28, 2011, incorporated by reference to Exhibit 10.6 to the Company's annual report on Form 10-K for the year ended December 31, 2011 filed on March 13, 2012
10.14	Assignment and Assumption of Purchase and Sale Contract between KBS Capital Advisors LLC and KBS Legacy Partners Poplar LLC dated as of December 28, 2011, incorporated by reference to Exhibit 10.7 to the Company's annual report on Form 10-K for the year ended December 31, 2011 filed on March 13, 2012
10.15	Purchase and Sale Contract between Avalon Illinois Value II, LLC and Legacy Partners Residential LLC dated as of December 9, 2011, incorporated by reference to Exhibit 10.8 to the Company's annual report on Form 10-K for the year ended December 31, 2011 filed on March 13, 2012
10.16	First Amendment to Purchase and Sale Contract between Avalon Illinois Value II, LLC and Legacy Partners Residential LLC dated as of December 29, 2011, incorporated by reference to Exhibit 10.9 to the Company's annual report on Form 10-K for the year ended December 31, 2011 filed on March 13, 2012
10.17	Multifamily Loan and Security Agreement (CME) between KBS Legacy Partners Poplar LLC and CBRE Capital Markets, Inc. dated as of February 9, 2012, incorporated by reference to Exhibit 10.10 to the Company's annual report on Form 10-K for the year ended December 31, 2011 filed on March 13, 2012
10.18	Multifamily Note (CME) by KBS Legacy Partners Poplar LLC payable to the order of CBRE Capital Markets, Inc. dated as of February 9, 2012, incorporated by reference to Exhibit 10.18 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012
10.19	Guaranty (CME and Portfolio) Multistate by KBS Legacy Partners Properties LLC for the benefit of CBRE Capital Markets, Inc. dated as of February 9, 2012, incorporated by reference to Exhibit 10.11 to the Company's annual report on Form 10-K for the year ended December 31, 2011 filed on March 13, 2012
10.20	Property Management Agreement dated as of February 9, 2012 by and between RMK Management Corporation and KBS Legacy Partners Poplar LLC, incorporated by reference to Exhibit 10.20 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012
10.21	Property Management - Account Services Agreement dated as of February 9, 2012 by and between KBS Legacy Partners Poplar LLC and Legacy Partners Residential L.P., incorporated by reference to Exhibit 10.21 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012
10.22	Purchase and Sale Contract between Avalon Village Green Associates, LLC and KBS Legacy Partners Pikesville LLC dated as of February 16, 2011, incorporated by reference to Exhibit 10.22 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012

Ex.	Description
10.23	Multifamily Loan and Security Agreement (CME) between KBS Legacy Partners Dakota Hill LLC and CBRE Capital Markets, Inc. dated as of March 7, 2012; incorporated by reference to Exhibit 10.23 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012
10.24	Multifamily Note (CME) by KBS Legacy Partners Dakota Hill LLC payable to the order of CBRE Capital Markets, Inc. dated as of March 7, 2012, incorporated by reference to Exhibit 10.24 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012
10.25	Guaranty (CME and Portfolio) Multistate by KBS Legacy Partners Properties LLC for the benefit of CBRE Capital Markets, Inc. dated as of March 7, 2012, incorporated by reference to Exhibit 10.25 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012
10.26	Property Management Agreement dated as October 26, 2010 between Milestone Management, L.P. and KBS Legacy Partners Dakota Hill LLC, incorporated by reference to Exhibit 10.28 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.27	Multifamily Loan and Security Agreement (CME) between KBS Legacy Partners Pikesville LLC and CBRE Capital Markets, Inc. dated as of April 6, 2012, incorporated by reference to Exhibit 10.26 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012
10.28	Multifamily Note (CME) by KBS Legacy Partners Pikesville LLC payable to the order of CBRE Capital Markets, Inc. dated as of April 6, 2012, incorporated by reference to Exhibit 10.27 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012
10.29	Guaranty (CME and Portfolio) Multistate by KBS Legacy Partners Properties LLC for the benefit of CBRE Capital Markets, Inc. dated as of April 6, 2012, incorporated by reference to Exhibit 10.28 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012
10.30	Property Management Agreement dated as of April 6, 2012 by and between Kettler Management Inc. and KBS Legacy Partners Pikesville LLC, incorporated by reference to Exhibit 10.29 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012
10.31	Property Management - Account Services Agreement dated as of April 6, 2012 by and between KBS Legacy Partners Pikesville LLC and Legacy Partners Residential L.P., incorporated by reference to Exhibit 10.30 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 16, 2012
10.32	Purchase and Sale Agreement by and between Crescent Apartments, LLC and KBS-Legacy Apartment Community REIT Venture, LLC, dated as of March 21, 2012, incorporated by reference to Exhibit 10.31 to Post-Effective Amendment No. 7 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 23, 2012
10.33	First Amendment to Purchase and Sale Agreement by and between KBS-Legacy Apartment Community REIT Venture, LLC and Crescent Apartments, LLC, dated as of April 4, 2012, incorporated by reference to Exhibit 10.32 to Post-Effective Amendment No. 7 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 23, 2012
10.34	Assignment and Assumption of Purchase and Sale Agreement by and between KBS-Legacy Apartment Community REIT Venture, LLC and KBS Capital Advisors LLC, dated as of April 11, 2012, incorporated by reference to Exhibit 10.33 to Post-Effective Amendment No. 7 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 23, 2012
10.35	Assignment and Assumption of Purchase and Sale Agreement by and between KBS Capital Advisors LLC, and KBS Legacy Partners Greer LLC and KBS Legacy Partners Greer Land LLC, dated as of April 11, 2012, incorporated by reference to Exhibit 10.34 to Post-Effective Amendment No. 7 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 23, 2012
10.36	Second Amendment to Purchase and Sale Agreement by and between Crescent Apartments, LLC, and KBS Legacy Partners Greer LLC and KBS Legacy Partners Greer Land LLC, dated as of April 12, 2012, incorporated by reference to Exhibit 10.35 to Post-Effective Amendment No. 7 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 23, 2012

Ex.	Description
10.37	Purchase and Sale Contract between Avalon Illinois Value III, LLC and KBS-Legacy Apartment Community REIT Venture, LLC, dated March 22, 2012, incorporated by reference to Exhibit 10.36 to Post-Effective Amendment No. 7 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 23, 2012
10.38	Assignment and Assumption of Purchase and Sale Contract between KBS-Legacy Apartment Community REIT Venture, LLC and KBS Capital Advisors LLC, dated as of April 11, 2012, incorporated by reference to Exhibit 10.37 to Post-Effective Amendment No. 7 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 23, 2012
10.39	Assignment and Assumption of Purchase and Sale Contract between KBS Capital Advisors LLC and KBS Legacy Partners Lombard LLC, dated as of April 11, 2012, incorporated by reference to Exhibit 10.38 to Post-Effective Amendment No. 7 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed April 23, 2012
10.40	Multifamily Loan and Security Agreement (Non-Recourse) between KBS Legacy Partners Greer LLC and Berkeley Point Capital LLC dated as of May 3, 2012, incorporated by reference to Exhibit 10.40 to Post-Effective Amendment No. 8 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed July 16, 2012
10.41	Multifamily Note by KBS Legacy Partners Greer LLC payable to the order of Berkeley Point Capital LLC dated as of May 3, 2012, incorporated by reference to Exhibit 10.41 to Post-Effective Amendment No. 8 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed July 16, 2012
10.42	Guaranty of Non-Recourse Obligations by KBS Legacy Partners Properties LLC for the benefit of Berkeley Point Capital LLC dated as of May 3, 2012, incorporated by reference to Exhibit 10.42 to Post-Effective Amendment No. 8 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed July 16, 2012
10.43	Property Management Agreement dated as of May 3, 2012 by and between GREP Southeast, LLC and KBS Legacy Partners Greer LLC, incorporated by reference to Exhibit 10.43 to Post-Effective Amendment No. 8 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed July 16, 2012
10.44	Property Management - Account Services Agreement dated as of May 3, 2012 by and between KBS Legacy Partners Greer LLC and Legacy Partners Residential L.P., incorporated by reference to Exhibit 10.44 to Post-Effective Amendment No. 8 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed July 16, 2012
10.45	Multifamily Loan and Security Agreement (Non-Recourse) between KBS Legacy Partners Lombard LLC and M&T Realty Capital Corporation dated as of May 31, 2012, incorporated by reference to Exhibit 10.45 to Post-Effective Amendment No. 8 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed July 16, 2012
10.46	Multifamily Note by KBS Legacy Partners Lombard LLC payable to the order of M&T Realty Capital Corporation dated as of May 31, 2012, incorporated by reference to Exhibit 10.46 to Post-Effective Amendment No. 8 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed July 16, 2012
10.47	Guaranty of Non-Recourse Obligations by KBS Legacy Partners Properties LLC for the benefit of M&T Realty Capital Corporation dated as of May 31, 2012, incorporated by reference to Exhibit 10.47 to Post-Effective Amendment No. 8 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed July 16, 2012
10.48	Property Management Agreement dated as of May 31, 2012 by and between RMK Management Corporation and KBS Legacy Partners Lombard LLC, incorporated by reference to Exhibit 10.48 to Post-Effective Amendment No. 8 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed July 16, 2012
10.49	Property Management - Account Services Agreement dated as of May 31, 2012 by and between KBS Legacy Partners Lombard LLC and Legacy Partners Residential L.P., incorporated by reference to Exhibit 10.49 to Post-Effective Amendment No. 8 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed July 16, 2012
10.50	Purchase and Sale Agreement by and between KBS-Legacy Apartment Community REIT Venture, LLC and Wesley Village Development, LP dated as of October 12, 2012, incorporated by reference to Exhibit 10.52 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013

Ex.	Description
10.51	Assignment and Assumption of Purchase and Sale Agreement between KBS-Legacy Apartment Community REIT Venture, LLC and KBS Capital Advisors LLC dated as of October 22, 2012, incorporated by reference to Exhibit 10.53 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.52	Assignment and Assumption of Purchase and Sale Agreement between KBS Capital Advisors LLC and KBS Legacy Partners Wesley LLC and KBS Legacy Partners Wesley Land LLC dated as of October 22, 2012, incorporated by reference to Exhibit 10.54 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.53	First Amendment to Purchase and Sale Agreement by and between KBS Legacy Partners Wesley LLC and KBS Legacy Partners Wesley Land LLC and Wesley Village Development, LP dated as of October 31, 2012, incorporated by reference to Exhibit 10.55 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.54	Multifamily Loan and Security Agreement by and between KBS Legacy Partners Wesley LLC and Berkeley Point Capital LLC dated as of November 6, 2012, incorporated by reference to Exhibit 10.56 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.55	Multifamily Note to the order of Berkeley Point Capital LLC dated as of November 6, 2012, incorporated by reference to Exhibit 10.57 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.56	Guaranty of Non-Recourse Obligations to and for the benefit of Berkeley Point Capital LLC dated as of November 6, 2012, incorporated by reference to Exhibit 10.58 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.57	Property Management Agreement between GREP Southeast, LLC and KBS Legacy Partners Wesley LLC, incorporated by reference to Exhibit 10.59 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.58	Property Management - Account Services Agreement between Legacy Partners Residential L.P. and KBS Legacy Partners Wesley LLC, incorporated by reference to Exhibit 10.60 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.59	Sale, Purchase and Escrow Agreement between Eden Prairie Watertower, LLC and KBS-Legacy Apartment Community REIT Venture, LLC and Stewart Title Guaranty Company dated as of November 29, 2012, incorporated by reference to Exhibit 10.61 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.60	First Amendment to Sale, Purchase and Escrow Agreement between Eden Prairie Watertower, LLC and KBS-Legacy Apartment Community REIT Venture, LLC and Stewart Title Guaranty Company dated as of December 7, 2012, incorporated by reference to Exhibit 10.62 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.61	Assignment and Assumption of Sale, Purchase and Escrow Agreement between KBS-Legacy Apartment Community REIT Venture, LLC and KBS Capital Advisors LLC dated as of December 12, 2012, incorporated by reference to Exhibit 10.63 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.62	Assignment and Assumption of Sale, Purchase and Escrow Agreement between KBS Capital Advisors LLC and KBS Legacy Partners Watertower LLC dated as of December 12, 2012, incorporated by reference to Exhibit 10.64 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.63	Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing by and among KBS Legacy Partners Watertower LLC, Fireman's Fund Insurance Company and Allianz Global Risks US Insurance Company dated as of January 15, 2013, incorporated by reference to Exhibit 10.65 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.64	Promissory Note to the order of Fireman's Fund Insurance Company dated as of January 15, 2013, incorporated by reference to Exhibit 10.66 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013

Ex.	Description
10.65	Promissory Note to the order of Allianz Global Risks US Insurance Company dated as of January 15, 2013, incorporated by reference to Exhibit 10.67 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.66	Limited Guaranty by KBS Legacy Partners Properties LLC to and for the benefit of Fireman's Fund Insurance Company and Allianz Global Risks US Insurance Company dated as of January 15, 2013, incorporated by reference to Exhibit 10.68 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
10.67	Property Management Agreement between Lincoln Apartment Management Limited Partnership and KBS Legacy Partners Watertower LLC, incorporated by reference to Exhibit 10.69 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
21.1	Subsidiaries of the Company, incorporated by reference to Exhibit 21.1 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-161449) filed February 6, 2013
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Amended and Restated Share Redemption Program, incorporated by reference to Exhibit 4.4 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11, Commission File No. 333-161449, filed February 23, 2010
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

Intentionally Left Blank

10-K

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
KBS Legacy Partners Apartment REIT, Inc.

We have audited the accompanying consolidated balance sheets of KBS Legacy Partners Apartment REIT, Inc. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule in Item 15(a), Schedule III — Real Estate Assets and Accumulated Depreciation and Amortization. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KBS Legacy Partners Apartment REIT, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Irvine, California
February 26, 2013

KBS LEGACY PARTNERS APARTMENT REIT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2012	December 31, 2011
Assets		
Real estate:		
Land	$ 29,768	$ 4,838
Buildings and improvements	196,592	30,819
Tenant origination and absorption costs	1,513	1,584
Total real estate, cost	227,873	37,241
Less accumulated depreciation and amortization	(5,298)	(2,649)
Total real estate, net	222,575	34,592
Cash and cash equivalents	31,849	23,072
Restricted cash	2,304	1,143
Deferred financing costs, prepaid expenses and other assets	5,122	1,714
Total assets	$ 261,850	$ 60,521
Liabilities and stockholders' equity		
Notes payable:		
Mortgage notes payable, net	$ 167,940	$ 23,077
Unsecured note payable due to affiliate	—	1,000
Total notes payable, net	167,940	24,077
Accounts payable and accrued liabilities	3,499	1,396
Due to affiliates	74	36
Distributions payable	691	234
Other liabilities	1,068	247
Total liabilities	173,272	25,990
Commitments and contingencies (Note 10)		
Redeemable common stock	2,006	350
Stockholders' equity:		
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 12,866,456 and 4,707,212 shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	129	47
Additional paid-in capital	107,685	39,419
Cumulative distributions and net losses	(21,242)	(5,285)
Total stockholders' equity	86,572	34,181
Total liabilities and stockholders' equity	$ 261,850	$ 60,521

See accompanying notes to consolidated financial statements.

KBS LEGACY PARTNERS APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years Ended December 31,		
	2012	**2011**	**2010**
Revenues:			
Rental income	$ 16,105	$ 5,372	$ 928
Total revenues	16,105	5,372	928
Expenses:			
Operating, maintenance, and management	4,273	1,503	271
Real estate taxes and insurance	2,311	985	209
Asset management fees to affiliate	1,521	362	67
Property management fees to affiliate	106	—	—
Real estate acquisition fees and expenses to affiliate	1,969	—	366
Real estate acquisition fees and expenses	1,584	23	248
General and administrative expenses	1,898	1,384	702
Depreciation and amortization	8,012	1,890	759
Interest expense	4,688	1,323	360
Total expenses	26,362	7,470	2,982
Other income:			
Interest income	24	5	—
Net loss	$ (10,233)	$ (2,093)	$ (2,054)
Net loss per common share, basic and diluted	$ (1.16)	$ (1.21)	$ (50.02)
Weighted-average number of common shares outstanding, basic and diluted	8,801,166	1,734,410	41,063

See accompanying notes to consolidated financial statements.

10-K

KBS LEGACY PARTNERS APARTMENT REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Cumulative Distributions and Net Loss	Total Stockholders' Equity
	Shares	Amounts			
Balance, December 31, 2009	20,000	$ 1	$ 199	$ (1)	$ 199
Issuance of common stock	347,447	3	3,414	—	3,417
Distributions declared	—	—	—	(10)	(10)
Commissions on stock sales and related dealer manager fees to affiliates	—	—	(272)	—	(272)
Other offering costs	—	—	(240)	—	(240)
Net loss	—	—	—	(2,054)	(2,054)
Balance, December 31, 2010	367,447	$ 4	$ 3,101	$ (2,065)	$ 1,040
Issuance of common stock	4,339,765	43	43,147	—	43,190
Transfers to redeemable common stock	—	—	(350)	—	(350)
Distributions declared	—	—	—	(1,127)	(1,127)
Commissions on stock sales and related dealer manager fees to affiliates	—	—	(3,896)	—	(3,896)
Other offering costs	—	—	(2,583)	—	(2,583)
Net loss	—	—	—	(2,093)	(2,093)
Balance, December 31, 2011	4,707,212	$ 47	$ 39,419	$ (5,285)	$ 34,181
Issuance of common stock	8,195,092	82	81,224	—	81,306
Redemptions of common stock	(35,848)	—	(350)	—	(350)
Transfers to redeemable common stock	—	—	(1,879)	—	(1,879)
Distributions declared	—	—	—	(5,724)	(5,724)
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(7,026)	—	(7,026)
Other offering costs	—	—	(3,703)	—	(3,703)
Net loss	—	—	—	(10,233)	(10,233)
Balance, December 31, 2012	12,866,456	$ 129	$ 107,685	$ (21,242)	$ 86,572

See accompanying notes to consolidated financial statements.

10-K

KBS LEGACY PARTNERS APARTMENT REIT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2012	2011	2010
Cash Flows from Operating Activities:			
Net loss	$ (10,233)	$ (2,093)	$ (2,054)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	8,012	1,890	759
Bad debt expense	191	14	2
Amortization of premium on notes payable	(395)	(75)	(19)
Amortization of deferred financing costs	386	149	61
Changes in operating assets and liabilities:			
Restricted cash for operational expenditures	(1,161)	(156)	(987)
Prepaid expenses and other assets	(834)	(490)	(29)
Accounts payable and accrued liabilities	1,864	107	1,289
Due to affiliates	39	(305)	305
Other liabilities	598	114	133
Net cash used in operating activities	(1,533)	(845)	(540)
Cash Flows from Investing Activities:			
Acquisitions of real estate	(193,900)	—	(12,907)
Improvements to real estate	(1,936)	(595)	(58)
Escrow deposits for pending real estate acquisition	(500)	(1,000)	—
Net cash used in investing activities	(196,336)	(1,595)	(12,965)
Cash Flows from Financing Activities:			
Proceeds from notes payable	167,940	—	—
Principal payments on mortgage note payable	(22,682)	(440)	(70)
Principal payments on unsecured note payable due to affiliate	(1,000)	(13,000)	—
Proceeds from unsecured note payable due to affiliate	—	—	14,000
Payments of deferred financing costs	(1,737)	(10)	(410)
Proceeds from issuance of common stock	79,077	42,840	3,417
Payments to redeem common stock	(350)	—	—
Payments of commissions on stock sales and related dealer manager fees	(7,026)	(3,896)	(273)
Payments of other offering costs	(4,538)	(2,554)	(233)
Distributions paid	(3,038)	(553)	—
Net cash provided by financing activities	206,646	22,387	16,431
Net increase in cash and cash equivalents	8,777	19,947	2,926
Cash and cash equivalents, beginning of period	23,072	3,125	199
Cash and cash equivalents, end of period	$ 31,849	$ 23,072	$ 3,125
Supplemental Disclosure of Cash Flow Information:			
Interest paid	$ 3,793	$ 1,008	$ 244
Supplemental Disclosure of Noncash Transactions:			
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$ 2,229	$ 350	$ —
Increase in distributions payable	$ 457	$ 224	$ 10
Increase in accrued improvements to real estate	$ 159	$ —	$ —
Increase in redeemable common stock payable	$ 223	$ —	$ —
Mortgage debt assumed on real estate acquisition at fair value	$ —	$ —	$ 23,681

See accompanying notes to consolidated financial statements.

10-K

1. ORGANIZATION

KBS Legacy Partners Apartment REIT, Inc. (the "Company") was formed on July 31, 2009 as a Maryland corporation that elected to be taxed as a real estate investment trust ("REIT") beginning with the taxable year ended December 31, 2010. Substantially all of the Company's business is conducted through KBS Legacy Partners Limited Partnership (the "Operating Partnership"), a Delaware limited partnership formed on August 4, 2009. The Company is the sole general partner of and owns a 0.1% partnership interest in the Operating Partnership. KBS Legacy Partners Holdings LLC ("REIT Holdings"), a Delaware limited liability company formed on August 4, 2009, owns the remaining 99.9% interest in the Operating Partnership and is its sole limited partner. The Company is the sole member and manager of REIT Holdings.

Subject to certain restrictions and limitations, the business of the Company is externally managed by KBS Capital Advisors LLC (the "Advisor"), an affiliate of the Company, pursuant to an advisory agreement the Company originally entered into with the Advisor on January 25, 2010 and renewed for an additional one-year term on January 25, 2013 (the "Advisory Agreement").

On August 7, 2009, the Company issued 20,000 shares of its common stock to KBS-Legacy Apartment Community REIT Venture, LLC (the "Sub-Advisor"), an affiliate of the Company, at a purchase price of $10.00 per share. As of December 31, 2012, the Sub-Advisor owns 20,000 shares of common stock of the Company.

The Company expects to invest in and manage a diverse portfolio of high quality apartment communities located throughout the United States. The Company expects that its portfolio will include "core" apartment buildings that are already well positioned and producing rental income, as well as more opportunity oriented properties at various phases of leasing, development, redevelopment or repositioning. The Company may make its investments through the acquisition of individual assets or by acquiring portfolios of assets, other REITs or real estate companies. As of December 31, 2012, the Company owned six apartment complexes.

On August 19, 2009, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the "SEC") to offer a minimum of 250,000 shares and a maximum of 280,000,000 shares of common stock for sale to the public (the "Offering"), of which 80,000,000 shares would be offered pursuant to the Company's dividend reinvestment plan. The SEC declared the Company's registration statement effective on March 12, 2010, and the Company retained KBS Capital Markets Group LLC (the "Dealer Manager"), an affiliate of the Company, to serve as the dealer manager of the Offering. The Dealer Manager is responsible for marketing the Company's shares being offered pursuant to the Offering.

As of December 31, 2012, the Company had sold 12,882,304 shares of common stock in the Offering for gross offering proceeds of $127.9 million, including 271,507 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $2.6 million. Also as of December 31, 2012, the Company had redeemed 35,848 shares sold in the Offering for $0.4 million.

On May 31, 2012, the Company filed a registration statement on Form S-11 with the SEC to register a follow-on public offering (the "Follow-on Offering"). Pursuant to the registration statement, as amended, the Company proposes to register up to an additional $2,000,000,000 of shares of common stock for sale to the public. The Company also expects to register up to an additional $760,000,000 of shares pursuant to the dividend reinvestment plan. The Company currently expects to commence the Follow-on Offering during the first quarter of 2013.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company, REIT Holdings and the Operating Partnership, and their direct and indirect wholly owned subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the rules and regulations of the SEC.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Reclassifications

Certain amounts in the Company's prior period consolidated financial statements have been reclassified to conform to the current period presentation. These reclassifications have not changed the results of operations of prior periods.

Revenue Recognition

The Company leases apartment units under operating leases with terms generally of one year or less. Generally, credit investigations will be performed for prospective residents and security deposits will be obtained. The Company recognizes rental revenue, net of concessions, on a straight-line basis over the term of the lease, when collectibility is reasonably assured.

The Company will recognize gains on sales of real estate either in total or deferred for a period of time, depending on whether a sale has been consummated, the extent of the buyer's investment in the property being sold, whether the receivable of the Company is subject to future subordination, and the degree of the Company's continuing involvement with the property after the sale. If the criteria for profit recognition under the full-accrual method are not met, the Company will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery method, as appropriate, until the appropriate criteria are met.

Other income, including interest earned on the Company's cash, is recognized as it is earned.

Real Estate

Depreciation and Amortization

Real estate properties are carried at cost and depreciated using the straight-line method over the estimated useful lives of 40 years for buildings, 10–20 years for land improvements and five to 12 years for computer, furniture, fixtures and equipment. Costs directly associated with the development of land and those incurred during construction are capitalized as part of the investment basis. Acquisition costs are expensed as incurred. Operating expenses incurred that are not related to the development and construction of the real estate investments are expensed as incurred. Repairs, maintenance and tenant turnover costs are expensed as incurred and significant replacements and improvements are capitalized. Repairs, maintenance and tenant turnover costs include all costs that do not extend the useful life of the real estate property. The Company considers the period of future benefit of an asset to determine its appropriate useful life.

Intangible assets related to in-place leases are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.

Development Costs

The Company will capitalize development and construction costs (including interest and other financing fees, property taxes, and other direct and indirect development costs) beginning when active development commences and ending when apartment units are available for occupancy and all infrastructure is substantially complete.

Real Estate Acquisition Valuation

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date will be expensed in periods subsequent to the acquisition date.

Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease values are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases.

The Company assesses the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective leases, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions, such as market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company's acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company's net income.

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company will assess the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities. The Company did not record any impairment loss on its real estate and related intangible assets and liabilities during the years ended December 31, 2012, 2011 and 2010.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short term investments. Cash and cash equivalents are stated at cost, which approximates fair value. There are no restrictions on the use of the Company's cash and cash equivalents as of December 31, 2012.

The Company's cash and cash equivalent balance exceeds federally insurable limits as of December 31, 2012. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

Restricted Cash

Restricted cash is comprised of lender impound reserve accounts for property taxes.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company will utilize quoted market prices from independent third-party sources to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company's estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Dividend Reinvestment Plan

The Company has adopted a dividend reinvestment plan (the "DRP") through which future common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company's common stock in lieu of receiving cash distributions. The initial purchase price per share under the DRP will be $9.50. Once the Company establishes an estimated value per share, shares issued pursuant to the dividend reinvestment plan will be priced at the estimated value per share of the Company's common stock, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share after the completion of its offering stage. The offering stage will be considered complete when the Company is no longer publicly offering equity securities — whether through the Offering or follow-on public offerings — and has not done so for 18 months. No selling commissions or dealer manager fees will be paid on shares sold under the DRP. The board of directors of the Company may amend or terminate the DRP for any reason upon 10 days' notice to participants. On January 17, 2013, the Company's board of directors approved a second amended and restated dividend reinvestment plan. See Note 11, "Subsequent Events — Second Amended and Restated Dividend Reinvestment Plan."

Redeemable Common Stock

The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.

There are several limitations on the Company's ability to redeem shares under the share redemption program:

- Unless the shares are being redeemed in connection with a stockholder's death, "qualifying disability" or "determination of incompetence" (each as defined under the share redemption program), the Company may not redeem shares until the stockholder has held his or her shares for one year.
- During each calendar year, the share redemption program limits the number of shares the Company may redeem to those that the Company could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year.
- During any calendar year, the Company may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.
- The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Pursuant to the program, during the year ended December 31, 2012, the Company redeemed shares as follows:

- The lower of $9.25 or 92.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;
- The lower of $9.50 or 95.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;
- The lower of $9.75 or 97.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years; and
- The lower of $10.00 or 100% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years.

Notwithstanding the above, the redemption price for redemptions sought upon a stockholder's death, "qualifying disability" or "determination of incompetence" will initially be the amount paid to acquire the shares from the Company. Furthermore, once the Company establishes an estimated value per share of its common stock, the redemption price per share for all stockholders will be equal to the estimated value per share, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share upon completion of its offering stage. The Company will consider its offering stage complete when it is no longer publicly offering equity securities — whether through the primary offering or a follow-on public offering — and has not done so for up to 18 months. "Public equity offering" for this purpose does not include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership.

The Company's board of directors may amend, suspend or terminate the share redemption program with 30 days' notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8-K or in the Company's annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders. On January 17, 2013, the Company's board of directors approved a second amended and restated share redemption program and on February 25, 2013 the Company's Board of Directors approved a third amended and restated share redemption program. See Note 11, "Subsequent Events — Share Redemption Program."

The Company will record amounts that are redeemable under the share redemption program as redeemable common stock in its consolidated balance sheets because the shares will be mandatorily redeemable at the option of the holder and therefore their redemption will be outside the control of the Company. The maximum amount redeemable under the Company's share redemption program is limited to the number of shares the Company could redeem with the amount of the net proceeds from the sale of shares under the dividend reinvestment plan during the prior calendar year. However, because the amounts that can be redeemed will be determinable and only contingent on an event that is likely to occur (e.g., the passage of time), the Company will present the net proceeds from the current year dividend reinvestment plan as redeemable common stock in its accompanying consolidated balance sheets.

The Company will classify as liabilities financial instruments that represent a mandatory obligation of the Company to redeem shares. The Company's redeemable common shares will be contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to repurchase shares under the share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values. During the year ended December 31, 2012, the Company redeemed $0.4 million of common stock, which represented the dollar value of the number of shares that we could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan in 2011. As of December 31, 2012, the Company had 24,150 shares of outstanding and unfulfilled redemption requests and recorded $0.2 million of other liabilities on the accompanying consolidated balance sheets related to these unfulfilled redemption requests. Effective January 2013, and based on the amount of net proceeds raised from the sale of shares under the dividend reinvestment plan during 2012, the Company has $2.2 million available for redemption in 2013. The Company redeemed the remaining outstanding and unfulfilled redemptions as of December 31, 2012 of $0.2 million on the January 31, 2013 redemption date.

Related Party Transactions

Pursuant to the Advisory Agreement and Dealer Manager Agreement, the Company is obligated to pay the Advisor and the Dealer Manager specified fees upon the provision of certain services related to the Offering, the investment of funds in real estate and real estate-related investments, management of the Company's investments and for other services (including, but not limited to, the disposition of investments). The Company is also obligated to reimburse the Advisor and Dealer Manager for organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, and the Company is obligated to reimburse the Advisor for acquisition expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement.

The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement. The Company had not incurred any disposition fees, subordinated participation in net cash flows, or subordinated incentive listing fees during the year ended December 31, 2012.

Organization and Offering Costs

Certain organization and offering costs (other than selling commissions and dealer manager fees) of the Company are paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company. These organization and other offering costs include all expenses to be paid by the Company in connection with the Offering. Organization costs include all expenses to be incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.

Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, provided that the Advisor would be obligated to reimburse the Company to the extent selling commissions, dealer manager fees and other organization and offering costs incurred by the Company in the Offering exceed 15% of gross offering proceeds. As a result, the Company is only liable for these costs up to an amount that, when combined with selling commissions and dealer manager fees, does not exceed 15% of the gross proceeds of the Offering.

Organization costs are expensed as incurred, and offering costs, which include selling commissions and dealer manager fees, will be deferred and charged to stockholders' equity as such amounts are reimbursed to the Advisor, the Dealer Manager or their affiliates from the gross proceeds of the Offering. The Company expects the Advisor to continue to incur organization and other offering costs on its behalf.

Selling Commissions and Dealer Manager Fees

The Company pays the Dealer Manager up to 6.5% and 3.0% of the gross offering proceeds from the primary offering as selling commissions and dealer manager fees, respectively. A reduced sales commission and dealer manager fee is paid with respect to certain volume discount sales. No sales commission or dealer manager fee is paid with respect to shares issued through the dividend reinvestment plan. The Dealer Manager reallows 100% of sales commissions earned to participating broker-dealers. The Dealer Manager may reallow to any participating broker-dealer up to 1% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and, in special cases, the Dealer Manager may increase the reallowance.

Acquisition Advisory Fee

The Company pays the Advisor an acquisition advisory fee equal to 1% of the cost of investments acquired, including any acquisition expenses and any debt attributable to such investments.

Asset Management Fee

With respect to investments in real estate, the Company pays the Advisor a monthly asset management fee equal to one twelfth of 1.0% of the amount paid to fund the acquisition, development, construction or improvement of the investment, inclusive of acquisition expenses related thereto (but excluding any acquisition fees related thereto). The amount paid includes any portion of the investment that was debt financed. In the case of investments made through joint ventures, the asset management fee will be determined based on the Company's proportionate share of the underlying investment.

On January 8, 2013, the Company entered into an amendment to the advisory agreement with the Advisor. See Note 11, "Subsequent Events — Amendment to the Advisory Agreement."

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company's annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company's net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries have been assessed interest or penalties by any major tax jurisdictions. The Company's evaluations were performed for the tax years ended December 31, 2012 and 2011. As of December 31, 2012, returns for calendar years 2011 and 2010 remain subject to examination by major tax jurisdictions.

Segments

The Company has invested in six apartment complexes as of December 31, 2012. Substantially all of the Company's revenue and net loss is from real estate, and therefore, the Company currently operates in one business segment.

Per Share Data

Basic net income (loss) per share of common stock is calculated by dividing net income (loss) by the weighted-average number of shares of common stock issued and outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the years ended December 31, 2012, 2011 and 2010.

Distributions declared per common share was $0.650 for the years ended December 31, 2012 and 2011, respectively, and $0.028 for the year ended December 31, 2010. Distributions declared per common share assumes each share was issued and outstanding each day during the years ended December 31, 2012 and 2011 and each day during the period from December 16, 2010 through December 31, 2010. For the years ended December 31, 2012 and 2011 and the period from December 16, 2010 through December 31, 2010, distributions were based on daily record dates and calculated at a rate of $0.00178082 per share per day. Each day during the period from December 16, 2010 through February 28, 2012 and March 1, 2012 through December 31, 2012 was a record date for distributions.

Square Footage, Occupancy and Other Measures

Square footage, occupancy and other measures used to describe real estate investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.

3. RECENT ACQUISITIONS OF REAL ESTATE

During the year ended December 31, 2012, the Company acquired the following properties (dollars in thousands):

Property Name	City	State	Acquisition Date	Land	Building and Improvements	Tenant Origination and Absorption Costs	Total Purchase Price
Poplar Creek	Schaumburg	IL	02/09/2012	$ 7,020	$ 19,439	$ 741	$ 27,200
The Residence at Waterstone	Pikesville	MD	04/06/2012	7,700	55,473	1,527	64,700
Legacy Crescent Park	Greer	SC	05/03/2012	1,710	18,518	572	20,800
Legacy at Martin's Point	Lombard	IL	05/31/2012	3,500	31,011	939	35,450
Wesley Village	Charlotte	NC	11/06/2012	5,000	39,237	1,513	45,750
				$ 24,930	$ 163,678	$ 5,292	$ 193,900

The in-place leases acquired in connection with these acquisitions have a total weighted-average amortization period of 5.8 months as of the date of acquisition.

The Company recorded each acquisition as a business combination and expensed $3.6 million of acquisition costs related to these properties during the year ended December 31, 2012. During the year ended December 31, 2012, the Company recognized $10.4 million of total revenues and $8.4 million of operating expenses from these properties.

10-K

4. REAL ESTATE

As of December 31, 2012, the Company owned six apartment complexes, containing 1,752 units and encompassing 1.7 million rentable square feet, which were 95% occupied. The following table provides summary information regarding the properties owned by the Company as of December 31, 2012 (dollars in thousands):

Property Name	Date Acquired	Location	Total Real Estate at Cost [1]	Accumulated Depreciation and Amortization [1]	Total Real Estate, Net
Legacy at Valley Ranch	10/26/2010	Irving, TX	$ 35,988	$ (1,962)	$ 34,026
Poplar Creek	02/09/2012	Schaumburg, IL	26,677	(557)	26,120
The Residence at Waterstone	04/06/2012	Pikesville, MD	63,967	(1,169)	62,798
Legacy Crescent Park	05/03/2012	Greer, SC	20,290	(411)	19,879
Legacy at Martin's Point	05/31/2012	Lombard, IL	35,199	(608)	34,591
Wesley Village	11/06/2012	Charlotte, NC	45,752	(591)	45,161
			$ 227,873	$ (5,298)	$ 222,575

[1] In 2012, the Company wrote off fully amortized costs from cost and accumulated amortization in tenant origination and absorption costs related to in-place leases of $5.4 million.

As of December 31, 2012 and 2011, the Company's tenant origination and absorption costs was $6.9 million and $1.6 million, respectively, and the accumulated amortization of tenant origination and absorption costs was $5.7 million and $1.6 million, respectively. The weighted-average remaining amortization period for the Company's tenant origination and absorption costs was 6 months as of December 31, 2012.

5. NOTES PAYABLE

As of December 31, 2012 and 2011, the Company's notes payable consisted of the following (dollars in thousands):

	Principal as of December 31, 2012	Principal as of December 31, 2011	Contractual Interest Rate as of December 31, 2012 [1]	Payment Type	Maturity Date
Mortgage Note Payable					
Legacy at Valley Ranch Mortgage Loan [2]	$ 32,500	$ 22,682	3.9%	Principal & Interest [3]	04/01/2019
Poplar Creek Mortgage Loan	20,400	—	4.0%	Principal & Interest [3]	03/01/2019
The Residence at Waterstone Mortgage Loan	47,905	—	3.8%	Principal & Interest [3]	05/01/2019
Legacy Crescent Park Mortgage Loan	14,560	—	3.5%	Principal & Interest [4]	06/01/2019
Legacy at Martin's Point Mortgage Loan	23,000	—	3.3%	Principal & Interest [3]	06/01/2019
Wesley Village Mortgage Loan	29,575	—	2.6%	Principal & Interest [5]	12/01/2017
Premium on notes payable, net [2]	—	395			
Mortgage note payable, net	167,940	23,077			
Unsecured Note Payable Due to Affiliate					
Advisor Bridge Loan	—	1,000			
Total Notes Payable, net	$ 167,940	$ 24,077			

[1] Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2012.

[2] On March 7, 2012, the Company refinanced the Legacy at Valley Ranch Mortgage Loan. The proceeds were used to repay in full the original debt secured by Legacy at Valley Ranch with an outstanding principal balance of $22.6 million as of March 7, 2012. The Company recognized as interest expense $0.5 million in early termination fees related to the initial loan and wrote off, as a reduction to interest expense, the remaining $0.4 million unamortized premium on notes payable related to the early payoff of the original debt secured by Legacy at Valley Ranch as of March 7, 2012.

[3] Monthly payments are interest-only during the first two years of the loan. Beginning with the third year of the loan, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.

[4] Monthly payments are interest-only during the first year of the loan. Beginning with the second year of the loan, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.

[5] Monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years.

As of December 31, 2012 and 2011, the Company's deferred financing costs were $1.6 million and $0.2 million, respectively, net of amortization, and are included in deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets.

During the years ended December 31, 2012 and 2011, the Company incurred $4.7 million and $1.3 million of interest expense, respectively. Included in interest expense for the years ended December 31, 2012 and 2011 were $0.4 million and $0.1 million of amortization of deferred financing costs, respectively. Additionally, included in interest expense for the year ended December 31, 2012 was $0.5 million and $(0.4) million due to early termination fees on mortgage debt and the write-off of a premium on notes payable, respectively. As of December 31, 2012 and 2011, the Company recorded interest payable of $0.5 million and $0.1 million, respectively.

The following is a schedule of maturities, including principal amortization payments, for the Company's notes payable outstanding as of December 31, 2012 (in thousands):

2013	$	787
2014		2,279
2015		3,230
2016		3,330
2017		29,605
Thereafter		128,709
	$	167,940

6. FAIR VALUE DISCLOSURES

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

- Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
- Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company's financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instruments for which it is practicable to estimate the fair value:

Cash and cash equivalents, rent and other receivables, and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.

Notes payable: The fair value of the Company's notes payable is estimated using a discounted cash flow analysis based on management's estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

The following were the carrying amounts and fair values of the Company's financial instruments as of December 31, 2012 and 2011 (dollars in thousands):

	December 31, 2012			December 31, 2011		
	Face Value	Carrying Amount	Fair Value	Face Value [1]	Carrying Amount [1]	Fair Value [1]
Financial liabilities:						
Notes payable	$ 167,940	$ 167,940	$ 171,232	$ 22,682	$ 23,077	$ 23,136

[1] Amounts do not include unsecured notes payable due to affiliate as it is not practicable to estimate the fair value due to its related party nature.

Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company's estimate of value at a future date could be materially different.

7. RELATED PARTY TRANSACTIONS

The Company has entered into the Advisory Agreement with the Advisor and the Dealer Manager Agreement with the Dealer Manager. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and the investment of proceeds from the Offering in real estate related investments, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company and certain costs incurred by the Advisor in providing services to the Company. The Company has also entered into a fee reimbursement agreement (the "AIP Reimbursement Agreement") with the Dealer Manager pursuant to which the Company agreed to reimburse the Dealer Manager for certain fees and expenses it incurs for administering the Company's participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of the Company's investors serviced through the platform.

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the years ended December 31, 2012, 2011 and 2010, respectively, and any related amounts payable as of December 31, 2012 and 2011 (in thousands):

	Incurred			Payable as of	
	2012	2011	2010	2012	2011
Expensed					
Asset management fees	$ 1,521	$ 362	$ 67	$ —	$ —
Reimbursable operating expenses [1]	602	60	371	39	—
Acquisition fees on real properties	1,969	—	366	—	—
Related party interest expense [2]	10	401	156	—	—
Property management fees [3]	106	—	—	—	—
Additional Paid-in Capital					
Selling commissions	4,668	2,609	170	—	—
Dealer manager fees	2,358	1,287	102	—	—
Reimbursable other offering costs	3,408	2,583	240	35	36
Capitalized					
Origination fees on unsecured note payable due to affiliate	—	—	140	—	—
	$ 14,642	$ 7,302	$ 1,612	$ 74	$ 36

[1] In addition, our Advisor may seek reimbursement for employee costs under the Advisory Agreement. Beginning July 1, 2010, the Company has reimbursed the Advisor for the Company's allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. These amounts totaled $74,000, $60,000 and $28,000 for the years ended December 31, 2012, 2011 and 2010, respectively, and were the only employee costs reimbursable under the Advisory Agreement through December 31, 2012. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company's executive officers.

[2] Related party interest expense relates to the Advisor Bridge Loan. See note 5, "Notes Payable."

[3] See "— Property Management Agreement."

From inception through December 31, 2012, the Company has recognized and paid $11.2 million in selling commissions and dealer manager fees and recognized $6.5 million of other organization and offering expenses related to the Offering, including $6.2 million of other organization and offering expenses incurred by the Advisor. As of December 31, 2012, all amounts incurred by the Advisor have been reimbursed. From inception through December 31, 2012, the Company's selling commissions, dealer manager fees, and organization and other offering costs were 13.9% of the gross offering proceeds. Additionally, as of December 31, 2012, the Company has recognized $0.9 million of other organization and offering costs related to the registration of the Follow-on Offering, including $24,000 that was incurred by the Advisor. Other organization and offering costs related to the registration of the Follow-on Offering are included in deferred financing costs, prepaid expenses and other assets in the accompanying consolidated balance sheets.

In connection with the Offering, the Company's sponsors agreed to provide additional indemnification to one of the participating broker dealers. The Company agreed to add supplemental coverage to its directors' and officers' insurance coverage to insure the sponsors' obligations under this indemnification agreement in exchange for reimbursement by the sponsors to the Company for all costs, expenses and premiums related to this supplemental coverage. During the years ended December 31, 2012 and 2011, the Advisor paid $88,500 and $88,500, respectively, to the insurer for the costs of the supplemental coverage obtained by the Company.

Property Management Agreement

In connection with each of its acquisitions of Poplar Creek, The Residence at Waterstone, Legacy Crescent Park, Legacy at Martin's Point and Wesley Village, the Company, through an indirect wholly owned subsidiary, entered into a separate Property Management — Account Services Agreement (collectively, the "Services Agreement") with Legacy Partners Residential L.P. ("LPR"), an affiliate of the Sub-Advisor, pursuant to which LPR will provide certain account maintenance and bookkeeping services related to these properties. Under each Services Agreement, the Company will pay LPR a monthly fee in an amount equal to 1% of each property's gross monthly collections. Unless otherwise provided for in an approved operating budget, LPR will be responsible for all expenses that it incurs in rendering services pursuant to each Services Agreement. Each Services Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 30 days' prior written notice of its desire to terminate the Services Agreement. Notwithstanding the foregoing, the Company may terminate each Services Agreement at any time without cause upon 30 days' prior written notice to LPR. The Company may also terminate each Services Agreement with cause immediately upon notice to LPR and the expiration of any applicable cure period. LPR may terminate each Services Agreement at any time without cause upon 90 days' prior written notice to the Company.

8. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2012 and 2011. The Company acquired five apartment complexes during the year ended December 31, 2012, which were accounted for as business combinations. The following unaudited pro forma information for the years ended December 31, 2012 and 2011 has been prepared to give effect to the acquisitions of Poplar Creek, The Residence at Waterstone, Legacy Crescent Park, Legacy at Martin's Point and Wesley Village as if the acquisitions occurred on January 1, 2011. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had these acquisitions occurred on these dates, nor do they purport to predict the results of operations for future periods (in thousands, except share and per share amounts).

	For the Years Ended December 31,	
	2012	2011
Revenues	$ 23,086	$ 22,469
Depreciation and amortization	$ 5,871	$ 12,147
Net loss	$ (2,633)	$ (8,718)
Net loss per common share, basic and diluted	$ (0.22)	$ (1.02)
Weighted-average number of common shares outstanding, basic and diluted	11,826,640	8,520,498

The unaudited pro forma information for the year ended December 31, 2012 was adjusted to exclude $3.6 million of acquisition costs incurred in 2012 related to the above properties.

9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011 (in thousands, except per share amounts):

	2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 1,814	$ 4,019	$ 4,825	$ 5,447
Net loss	$ (1,073)	$ (4,880)	$ (2,448)	$ (1,832)
Net loss per common share, basic and diluted	$ (0.19)	$ (0.61)	$ (0.25)	$ (0.16)
Distributions declared per common share [1]	$ 0.160	$ 0.162	$ 0.164	$ 0.164

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 1,301	$ 1,330	$ 1,356	$ 1,385
Net loss	$ (1,158)	$ (584)	$ (141)	$ (210)
Net loss per common share, basic and diluted	$ (2.35)	$ (0.54)	$ (0.08)	$ (0.06)
Distributions declared per common share [1]	$ 0.160	$ 0.162	$ 0.164	$ 0.164

[1] Distributions declared per common shares assumes each share was issued and outstanding each day during the respective quarterly period from January 1, 2011 through December 31, 2012. Each day during the period from January 1, 2011 through February 28, 2012 and March 1, 2012 through December 31, 2012 was a record date for distributions. Distributions were calculated at a rate of $0.00178082 per share per day.

10. COMMITMENTS AND CONTINGENCIES

Economic Dependency

The Company is dependent on the Advisor, the Sub-Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company's shares in its ongoing initial public offering; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company's investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company's property, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the property could result in future environmental liabilities.

Legal Matters

From time to time, the Company may become party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on its results of operations or financial condition, which would require accrual or disclosure of the contingency and possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

11. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the consolidated financial statements are issued.

Status of Offering

The Company commenced its Offering on March 12, 2010. As of February 22, 2013, the Company had sold 15,005,447 shares of common stock in the Offering for gross offering proceeds of $149.0 million, including 335,984 shares of common stock under the dividend reinvestment plan for gross offering proceeds of $3.2 million. Also as of February 22, 2013, the Company had redeemed 61,571 shares sold in the Offering for $0.6 million. The Company expects to announce and implement an updated primary offering selling price for new purchases of common stock in its ongoing initial public offering on March 4, 2013.

Distributions Paid

On January 2, 2013, the Company paid distributions of $0.7 million, which related to distributions declared for each day in the period from December 1, 2012 through December 31, 2012. On February 1, 2013, the Company paid distributions of $0.7 million, which which related to distributions declared for each day in the period from January 1, 2013 through January 31, 2013.

Distributions Declared

On January 18, 2013, the Company's board of directors declared distributions based on daily record dates for the period from February 1, 2013 through February 28, 2013, which the Company expects to pay in March 2013, and distributions based on daily record dates for the period from March 1, 2013 through March 31, 2013, which the Company expects to pay in April 2013. On February 25, 2013, the Company's board of directors declared distributions based on daily record dates for the period from April 1, 2013 through April 30, 2013, which the Company expects to pay in May 2013, and distributions based on daily record dates for the period from May 1, 2013 through May 31, 2013, which the Company expects to pay in June 2013. Investors may choose to receive cash distributions or purchase additional shares through the Company's dividend reinvestment plan.

Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.

Investment and Financing Subsequent to December 31, 2012

Acquisition of Watertower Apartments

On January 15, 2013, the Company, through an indirect wholly owned subsidiary, purchased an apartment complex containing 228 units located on approximately 5.59 acres of land in Eden Prairie, Minnesota ("Watertower Apartments"). The seller is not affiliated with the Company or its advisors. The purchase price of Watertower Apartments was $38.4 million plus closing costs. The Company funded the acquisition with proceeds from the Watertower Mortgage Loan (defined below) in the amount of $25.0 million and proceeds from the Offering. The Company allocated the purchase price of the property to the fair value of the assets acquired and liabilities assumed. The Company allocated $4.1 million to land, $33.2 million to building and improvements and $1.1 million to tenant origination and amortization costs.

Watertower Apartments is located in Eden Prairie, Minnesota and consists of 228 apartment units, encompassing 218,710 rentable square feet. At acquisition, Watertower Apartments was 94% occupied. Additionally, Watertower Apartments contains two retail spaces encompassing 10,065 rentable square feet, which are both currently leased.

Financing of Watertower Apartments

On January 15, 2013 in connection with the acquisition of Watertower Apartments, the Company, through an indirect wholly owned subsidiary (the "Watertower Apartments Borrower") entered into a mortgage agreement for borrowings of $25.0 million evidenced by two promissory notes (collectively, the "Watertower Mortgage Loan"): (i) a $16.7 million promissory note to Fireman's Fund Insurance Company and (ii) an $8.3 million promissory note to Allianz Global Risks US Insurance Company. The Watertower Mortgage Loan matures on February 10, 2018 and bears interest at a fixed rate of 2.46%. Monthly payments are initially interest-only. Beginning on March 10, 2015, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan term, with the remaining principal balance and all accrued and unpaid interest due at maturity. The Watertower Apartments Borrower has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium. The loan is fully assumable by a subsequent purchaser of Watertower Apartments.

KBS Legacy Partners Properties LLC ("KBSLPP"), an indirect wholly owned subsidiary of the Company, is providing a limited guaranty of the Watertower Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Watertower Apartments Borrower is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Watertower Apartments Borrower or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under the Watertower Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Watertower Apartments Borrower under the Watertower Mortgage Loan.

Amendment to and Renewal of the Advisory Agreement

On January 8, 2013, the Company entered into an amendment to the advisory agreement with the Advisor, which defers the Company's obligation to pay asset management fees, without interest, accruing from February 1, 2013 through July 31, 2013. The Advisor further agrees that the Company will only be obligated to pay the Advisor such deferred amounts if and to the extent that the Company's funds from operations, as such term is defined by the National Association of Real Estate Investment Trusts and interpreted by the Company, as adjusted for the effects of straight-line rents and acquisition costs and expenses ("AFFO") for the immediately preceding month exceeds the amount of distributions declared for record dates of such prior month (an "AFFO Surplus"). The amount of any AFFO Surplus in a given month shall be applied first to pay to the Advisor asset management fees currently due with respect to such month (including any that would otherwise have been deferred for that month in accordance with this amendment), and then to pay asset management fees previously deferred by the Advisor in accordance with this amendment that remain unpaid. Notwithstanding the above, any and all deferred asset management fees that are unpaid shall be immediately due and payable at such time as the stockholders have received distributions in an aggregate amount equal to the sum of (i) the stockholders' 8% return and (ii) the stockholders' invested capital.

On January 25, 2013, the Company renewed the advisory agreement with the advisor. The renewed advisory agreement is effective through January 25, 2014; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days' written notice. The terms of the renewed advisory agreement are consistent with those of the advisory agreement that was previously in effect (including the terms of the January 8, 2013 amendment described above).

Second Amended and Restated Dividend Reinvestment Plan

On January 17, 2013, the Company's board of directors approved a second amended and restated dividend reinvestment plan (the "Amended Dividend Reinvestment Plan"). The Amended Dividend Reinvestment Plan is effective for purchases under the plan on or after January 28, 2013. Pursuant to the Amended Dividend Reinvestment Plan, the purchase price of shares of the Company's common stock issued under the Amended Dividend Reinvestment Plan will be equal to 95% of the price to acquire a share of common stock in the Company's public offering. The current price per share of the Company's common stock is $10.00 and shares of the Company's common stock issued under the Amended Dividend Reinvestment Plan will be issued for $9.50 per share until the Company announces an updated primary offering selling price. The Company expects to announce and implement an updated primary offering selling price for new purchases of common stock in the Company's ongoing initial public offering on March 4, 2013.

Also, pursuant to the Amended Dividend Reinvestment Plan, once the Company establishes an estimated value per share for a purpose other than to set the price to acquire shares of common stock in one of the Company's public offerings, the purchase price of shares of the Company's common stock issued under the Amended Dividend Reinvestment Plan will be equal to 95% of the estimated value per share of the Company's common stock. The Company currently expects to establish an estimated value per share of common stock, for a purpose other than to set the price to acquire a share in one of the Company's public offerings, after completion of the Company's offering stage. The Company's offering stage will be complete when the Company is no longer publicly offering equity securities — whether through its initial public offering or follow-on public offerings — and has not done so for up to 18 months.

If the Company publicly announces in a filing with the SEC a new estimated value per share, a stockholder who participates in the Amended Dividend Reinvestment Plan (the "Participant") shall have no less than two business days after the date of such announcement to notify the Company in writing of the Participant's termination, which will be effective for the next date shares are purchased under the Amended Dividend Reinvestment Plan.

Share Redemption Program

On January 17, 2013, the Company's board of directors approved a second amended and restated share redemption program (the "Amended Share Redemption Program"). The Amended Share Redemption Program is effective for redemptions under the program on or after February 17, 2013. Under the Amended Share Redemption Program, the Company will redeem shares as a percentage of the price paid to acquire common shares from the Company for ordinary redemptions. Ordinary redemptions are all redemptions other than those sought in connection with a stockholder's death, Qualifying Disability (as defined in the Amended Share Redemption Program) or Determination of Incompetence (as defined in the Amended Share Redemption Program).

Pursuant to the Amended Share Redemption Program, the Company will redeem shares under the program as follows:

- 92.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least one year;
- 95.0% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least two years;
- 97.5% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least three years; and
- 100% of the price paid to acquire the shares from the Company for stockholders who have held their shares for at least four years.

Notwithstanding the above, once the Company establishes an estimated value per share of the common stock for a purpose other than to set the price to acquire a share in one of the public offerings after the completion of the Company's offering stage, the redemption price per share for all stockholders would be equal to the estimated value per share, as determined by the Advisor and/or an independent valuation firm.

On February 25, 2013, the Company's board of directors approved a third amended and restated share redemption program (the "Third Amended Share Redemption Program"). The Third Amended Share Redemption Program is effective for redemptions under the program on or after March 28, 2013. Pursuant to the Third Amended Share Redemption Program, the Company has modified how it will process redemptions that would result in a stockholder owning less than the minimum purchase requirement described in a currently effective, or the most recently effective, registration statement of the Company as such registration statement has been amended or supplemented (the "Minimum Purchase Requirement"). Specifically, if the Company cannot repurchase all shares presented for redemption in any month because of the limitations on redemptions set forth in the program, then the Company will honor redemption requests on a pro rata basis, except that if a pro rata redemption would result in a stockholder owning less than the Minimum Purchase Requirement, then the Company would redeem all of such stockholder's shares. If the Company is redeeming all of a stockholder's shares, there would be no holding period requirement for shares purchased pursuant to the Company's dividend reinvestment plan.

There were no other changes to the share redemption program. The Company's board of directors may amend, suspend or terminate the program upon 30 days' notice. The Company may provide notice by including such information (a) in a Current Report on Form 8-K or in the Company's annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the Company's stockholders.

KBS LEGACY PARTNERS APARTMENT REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2012

(dollar amounts in thousands)

Description	Location	Ownership Percent	Encumbrances	Initial Cost to Company: Land	Initial Cost to Company: Building and Improvements [1]	Initial Cost to Company: Total	Cost Capitalized Subsequent to Acquisition [2]	Gross Amount at which Carried at Close of Period: Land	Gross Amount at which Carried at Close of Period: Building and Improvements [1]	Gross Amount at which Carried at Close of Period: Total [3]	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired
Legacy at Valley Ranch	Irving, TX	100%	$ 32,500	$ 4,838	$ 31,750	$ 36,588	$ (600)	$ 4,838	$ 31,150	$ 35,988	$ (1,962)	1999	10/26/2010
Poplar Creek	Schaumburg, IL	100%	20,400	7,020	20,180	27,200	(523)	7,020	19,657	26,677	(557)	1986/2007	02/09/2012
The Residence at Waterstone	Pikesville, MD	100%	47,905	7,700	57,000	64,700	(733)	7,700	56,267	63,967	(1,169)	2002	04/06/2012
Legacy Crescent Park	Greer, SC	100%	14,560	1,710	19,090	20,800	(510)	1,710	18,580	20,290	(411)	2008	05/03/2012
Legacy at Martin's Point	Lombard, IL	100%	23,000	3,500	31,950	35,450	(251)	3,500	31,699	35,199	(608)	1989/2009	05/31/2012
Wesley Village	Charlotte, NC	100%	29,575	5,000	40,750	45,750	2	5,000	40,752	45,752	(591)	2009	11/06/2012
		TOTAL	$ 167,940	$ 29,768	$ 200,720	$ 230,488	$ (2,615)	$ 29,768	$ 198,105	$ 227,873	$ (5,298)		

[1] Building and improvements include tenant origination and absorption costs.

[2] Costs capitalized subsequent to acquisition is net of write-offs of fully depreciated/amortized assets.

[3] The aggregate cost of real estate for federal income tax purposes was $236.9 million as of December 31, 2012.

KBS LEGACY PARTNERS APARTMENT REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)

December 31, 2012

(dollar amounts in thousands)

	2012	2011	2010
Real Estate:			
Balance at the beginning of the year	$ 37,241	$ 36,646	$ —
Acquisitions	193,900	—	36,588
Improvements	2,095	595	58
Write-off of fully depreciated and fully amortized assets	(5,363)	—	—
Balance at the end of the year	$ 227,873	$ 37,241	$ 36,646
Accumulated depreciation:			
Balance at the beginning of the year	$ 2,649	$ 759	$ —
Depreciation expense	8,012	1,890	759
Write-off of fully depreciated and fully amortized assets	(5,363)	—	—
Balance at the end of the year	$ 5,298	$ 2,649	$ 759

10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on February 26, 2013.

KBS LEGACY PARTNERS APARTMENT REIT, INC.

By: /s/ W. DEAN HENRY

W. Dean Henry
Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ W. DEAN HENRY W. Dean Henry	Chief Executive Officer (principal executive officer)	February 26, 2013
/s/ PETER M. BREN Peter M. Bren	President and Director	February 26, 2013
/s/ C. PRESTON BUTCHER C. Preston Butcher	Chairman of the Board	February 26, 2013
/s/ GUY K. HAYS Guy K. Hays	Executive Vice President	February 26, 2013
/s/ PETER MCMILLAN III Peter McMillan III	Executive Vice President	February 26, 2013
/s/ DAVID E. SNYDER David E. Snyder	Chief Financial Officer, Treasurer and Secretary (principal financial officer)	February 26, 2013
/s/ STACIE K. YAMANE Stacie K. Yamane	Chief Accounting Officer	February 26, 2013
/s/ GARY T. KACHADURIAN Gary T. Kachadurian	Director	February 26, 2013
/s/ MICHAEL L. MEYER Michael L. Meyer	Director	February 26, 2013
/s/ RONALD E. ZUZACK Ronald E. Zuzack	Director	February 26, 2013

Exhibit 31.1

Certification of Chief Executive Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, W. Dean Henry, certify that:

1. I have reviewed this annual report on Form 10-K of KBS Legacy Partners Apartment REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2013

By: /S/ W. DEAN HENRY
W. Dean Henry
Chief Executive Officer
(principal executive officer)

Certification of Chief Financial Officer pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, David E. Snyder, certify that:

1. I have reviewed this annual report on Form 10-K of KBS Legacy Partners Apartment REIT, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2013

By: /S/ DAVID E. SNYDER

David E. Snyder
Chief Financial Officer, Treasurer and Secretary
(principal financial officer)

Exhibit 32.1

Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of KBS Legacy Partners Apartment REIT, Inc. (the "Registrant") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, W. Dean Henry, Chief Executive Officer of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: February 26, 2013

By: /S/ W. DEAN HENRY
W. Dean Henry
Chief Executive Officer
(principal executive officer)

10-K

Exhibit 32.2

**Certification pursuant to 18 U.S.C. Section 1350,
as Adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002**

In connection with the Annual Report on Form 10-K of KBS Legacy Partners Apartment REIT, Inc. (the "Registrant") for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, David E. Snyder, the Chief Financial Officer of the Registrant, hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge and belief:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: February 26, 2013

By: /S/ DAVID E. SNYDER

David E. Snyder
Chief Financial Officer, Treasurer and Secretary
(principal financial officer)

Intentionally Left Blank



620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

Proxy Statement and
Notice of Annual Meeting of Stockholders
To Be Held July 8, 2013

SOLICITATION OF PROXIES BY THE BOARD OF DIRECTORS

Dear Stockholder:

On Monday, July 8, 2013, we will hold our 2013 annual meeting of stockholders at The Island Hotel, 690 Newport Center Drive, Newport Beach, California 92660. The meeting will begin at 11:00 a.m. Pacific daylight time. Directions to the meeting can be obtained by calling 1-877-721-8341.

We are holding this meeting to:

1. Elect five directors to hold office for one-year terms expiring in 2014.
   The Board of Directors recommends a vote FOR each nominee.
2. Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.
   The Board of Directors recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.
3. Approve an amendment to our charter to remove a provision that allows us to redeem securities held by any stockholder if such stockholder initiates a tender offer for our securities without complying with certain procedures required by our charter (the "Charter Amendment Proposal").
   The Board of Directors recommends a vote FOR the Charter Amendment Proposal.
4. Attend to such other business as may properly come before the meeting and any adjournment or postponement thereof.

The board of directors has selected April 10, 2013 as the record date for determining stockholders entitled to vote at the meeting.

The proxy statement, proxy card and our 2012 annual report to stockholders are being mailed to you on or about April 24, 2013.

Whether you plan to attend the annual meeting and vote in person or not, we urge you to have your vote recorded as early as possible. Stockholders have the following three options for submitting their votes by proxy: (1) via the Internet; (2) by telephone; or (3) by mail, using the enclosed proxy card.

YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 8, 2013:

Our proxy statement, form of proxy card and 2012 annual report to stockholders are also available at http://www.proxyvote.com, and can be accessed by using the 12-digit control number and following the instructions located on the enclosed proxy card.

By Order of the Board of Directors

C. Preston Butcher
Chairman

Newport Beach, California
April 24, 2013

PROXY

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q: Why did you send me this proxy statement?

A: We sent you this proxy statement and the enclosed proxy card because the board of directors is soliciting your proxy to vote your shares at the 2013 annual stockholders meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission ("SEC") and is designed to assist you in voting.

Q: What is a proxy?

A: A proxy is a person who votes the shares of stock of another person who could not attend a meeting. The term "proxy" also refers to the proxy card or other method of appointing a proxy. When you submit your proxy, you are appointing C. Preston Butcher, Guy K. Hays, David E. Snyder and Stacie K. Yamane, each of whom are our officers, as your proxies, and you are giving them permission to vote your shares of common stock at the annual meeting. The appointed proxies will vote your shares of common stock as you instruct, unless you submit your proxy without instructions. If you submit your proxy without instructions, they will vote (1) FOR all of the director nominees, (2) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013 and (3) FOR the Charter Amendment Proposal. With respect to any other proposals to be voted upon, they will vote in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in their discretion. It is important for you to return the proxy card to us (or submit your proxy via the Internet or by telephone) as soon as possible whether or not you plan on attending the annual meeting.

Q: When is the annual meeting and where will it be held?

A: The annual meeting will be held on Monday, July 8, 2013, at 11:00 a.m. Pacific daylight time at The Island Hotel, 690 Newport Center Drive, Newport Beach, California 92660.

Q: Who is entitled to vote?

A: Anyone who is a stockholder of record at the close of business on April 10, 2013, the record date, or holds a valid proxy for the annual meeting, is entitled to vote at the annual meeting. In order to be admitted to the annual meeting, you must present proof of ownership of our stock on the record date. Such proof can consist of: a brokerage statement or letter from a broker indicating ownership on April 10, 2013; a proxy card; a voting instruction form; or a legal proxy provided by your broker or nominee. Any holder of a proxy from a stockholder must present the proxy card, properly executed, and a copy of the proof of ownership.

Note that our sub-advisor, KBS–Legacy Apartment Community REIT Venture, LLC, which owned 20,000 shares of our common stock as of the record date, is not permitted to vote any shares it owns in any vote: (i) regarding the removal of our advisor, a director, the sub-advisor or any of their affiliates or (ii) regarding a transaction between us and our advisor, a director, the sub-advisor or any of their affiliates.

Q: Will my vote make a difference?

A: Yes. Your vote could affect the proposals described in this proxy statement. Moreover, your vote is needed to ensure that the proposals described herein can be acted upon. Because we are a widely held company, **YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.**

PROXY

Q: How many shares of common stock are outstanding?

A: As of April 10, 2013 there were 18,086,453 shares of our common stock outstanding and entitled to be cast at the annual meeting. However, as stated above, KBS–Legacy Apartment Community REIT Venture, LLC has agreed to abstain from voting any shares it owns in any vote: (i) regarding the removal of our advisor, a director, the sub-advisor or any of their affiliates or (ii) regarding a transaction between us and our advisor, a director, the sub-advisor or any of their affiliates.

Q: What constitutes a quorum?

A: A quorum consists of the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the annual meeting. There must be a quorum present in order for the annual meeting to be a duly held meeting at which business can be conducted. If you submit your proxy, even if you abstain from voting, then you will at least be considered part of the quorum.

Q: How many votes do I have?

A: You are entitled to one vote for each share of common stock you held as of the record date.

Q: What may I vote on?

A: You may vote on:

(1) the election of the nominees to serve on the board of directors;
(2) the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013;
(3) the Charter Amendment Proposal; and
(4) such other business as may properly come before the annual meeting and any adjournment or postponement thereof.

Q: How does the board of directors recommend I vote on the proposals?

A: The board of directors recommends that you vote:

(1) FOR each of the nominees for election as director who are named in this proxy statement;
(2) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013; and
(3) FOR the Charter Amendment Proposal.

Q: How can I vote?

A: Stockholders can vote in person at the annual meeting, as described above under "Who is entitled to vote?", or by proxy. Stockholders have the following three options for submitting their votes by proxy:

- by mail, by completing, signing, dating and returning the enclosed proxy card;
- via the Internet, by accessing the website and following the instructions indicated on the enclosed proxy card; or
- by telephone, by calling the telephone number and following the instructions indicated on the enclosed proxy card.

For those stockholders with Internet access, we encourage you to vote via the Internet, since it is quick, convenient and provides a cost savings to us. When you vote via the Internet or by telephone prior to the meeting date, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and, therefore, not be counted. For further instructions on voting, see the enclosed proxy card. Voting via the Internet is permitted under Section 2-507(c)(3) of the Maryland General Corporation Law.

If you elect to attend the annual meeting, you can submit your vote in person as described above under "Who is entitled to vote?", and any previous votes that you submitted, whether by Internet, telephone or mail, will be superseded.

Q: What if I submit my proxy and then change my mind?

A: You have the right to revoke your proxy at any time before the annual meeting by:

(1) notifying David E. Snyder, our Secretary;
(2) attending the meeting and voting in person as described above under "Who is entitled to vote?";
(3) returning another proxy card dated after your first proxy card, if we receive it before the annual meeting date; or
(4) recasting your proxy vote via the Internet or by telephone.

Only the most recent proxy vote will be counted and all others will be discarded regardless of the method of voting.

Q: What are the voting requirements to elect the board of directors?

A: With regard to the election of directors, you may vote "FOR ALL" of the nominees, you may withhold your vote for all of the nominees by voting "WITHHOLD ALL," or you may vote for all of the nominees except for certain nominees by voting "FOR ALL EXCEPT" and listing the corresponding number of the nominee(s) for whom you want your vote withheld in the space provided on the proxy card. Under our charter, a majority of the shares of common stock present in person or by proxy at an annual meeting at which a quorum is present is required for the election of the directors. This means that, of the shares present in person or by proxy at an annual meeting, a director nominee needs to receive affirmative votes from a majority of such shares in order to be elected to the board of directors. Because of this majority vote requirement, **"withhold" votes and broker non-votes (discussed below) will have the effect of a vote against each nominee for director**. If an incumbent director nominee fails to receive the required number of votes for reelection, then under Maryland law, he or she will continue to serve as a "holdover" director until his or her successor is duly elected and qualified. If you submit a proxy card with no further instructions, your shares will be voted in accordance with the recommendation of the board of directors.

PROXY

Q: What are the voting requirements for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013?

A: With regard to the proposal relating to the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013, you may vote "FOR" or "AGAINST" the proposal, or you may "ABSTAIN" from voting on the proposal. Under our bylaws, a majority of the votes cast at an annual meeting at which a quorum is present is required for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013. Abstentions and broker non-votes will not count as votes actually cast with respect to determining if a majority vote is obtained under our bylaws and will have no effect on the determination of this proposal. If you submit a proxy card with no further instructions, your shares will be voted in accordance with the recommendation of the board of directors.

Q: What are the voting requirements for the Charter Amendment Proposal?

A: With regard to the Charter Amendment Proposal, you may cast your vote "FOR" or "AGAINST" the proposal, or you may "ABSTAIN" from voting on the proposal. Under our charter, an affirmative vote of a majority of all of the votes entitled to be cast on the proposal is required for approval of the Charter Amendment Proposal. Because of this majority vote requirement, **"ABSTAIN" votes and broker non-votes will have the effect of a vote against the Charter Amendment Proposal.** If you submit a proxy card with no further instructions, your shares will be voted in accordance with the recommendation of the board of directors.

Q: What is a "broker non-vote"?

A: A "broker non-vote" occurs when a broker holding stock on behalf of a beneficial owner submits a proxy but does not vote on a non-routine proposal because the broker does not have discretionary power with respect to that item and has not received instructions from the beneficial owner. We believe there are two non-routine proposals for our stockholders' consideration at the annual meeting: the election of directors and the Charter Amendment Proposal. Brokers may not exercise discretionary voting in uncontested director elections at stockholder meetings and are prohibited from giving a proxy to vote with respect to an election of directors without receiving voting instructions from a beneficial owner. Beneficial owners of shares held in broker accounts are advised that, if they do not timely provide instructions to their broker, their shares will not be voted in connection with the election of directors or the Charter Amendment Proposal at the annual meeting.

Please see above for the effect of a broker non-vote on the three proposals presented on your proxy.

Q: How will voting on any other business be conducted?

A: Although we do not know of any business to be considered at the annual meeting other than the election of directors, the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013 and the Charter Amendment Proposal, if any other business is properly presented at the annual meeting, your submitted proxy gives authority to Charles J. Schreiber, Jr., Peter McMillan III, David E. Snyder and Stacie K. Yamane, and each of them, to vote on such matters in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in their discretion.

Q: When are the stockholder proposals for the next annual meeting of stockholders due?

A: Stockholders interested in nominating a person as a director or presenting any other business for consideration at the 2014 annual meeting of stockholders may do so by following the procedures prescribed in Section 2.12 of our Bylaws and in the SEC's Rule 14a-8. To be eligible for presentation to and action by the stockholders at the 2014 annual meeting, director nominations and other stockholder proposals must be received by David E. Snyder, our Secretary, no later than January 24, 2014. To also be eligible for inclusion in our proxy statement for the 2014 annual meeting, director nominations and other stockholder proposals must be received by Mr. Snyder by December 25, 2013.

Q: How are proxies being solicited?

A: In addition to mailing proxy solicitation material, our directors and employees of our advisor or its affiliates may also solicit proxies in person, via the Internet, by telephone or by any other electronic means of communication we deem appropriate. Additionally, we have retained Broadridge Financial Solutions, Inc. ("Broadridge"), a proxy solicitation firm, to assist us in the proxy solicitation process. If you need any assistance, or have any questions regarding the proposals or how to cast your vote, you may contact Broadridge at 1-877-721-8341.

We will pay all of the costs of soliciting these proxies, including the cost of Broadridge's services, which costs we anticipate will not exceed $7,500. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our stockholders.

Q: Where can I find more information?

A: We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC on the web site maintained by the SEC at http://www.sec.gov. Our SEC filings are also available to the public at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities.

CERTAIN INFORMATION ABOUT MANAGEMENT

The Board of Directors

We operate under the direction of the board of directors. The board of directors oversees our operations and makes all major decisions concerning our business. During 2012 the board of directors held nine meetings, participated in two joint meetings with the conflicts committee and acted by joint unanimous consent with the conflicts committee on one occasion. For biographical information regarding our directors, see "– Executive Officers and Directors" below.

There are two committees of the board of directors: the audit committee and the conflicts committee. Information regarding each of these committees is set forth below.

PROXY

Board Leadership Structure

The board of directors is composed of two of our sponsors, C. Preston Butcher and Peter M. Bren, and three independent directors. The board composition and the corporate governance provisions in our charter ensure strong oversight by independent directors. The board of directors' two committees, the audit committee and the conflicts committee, are composed entirely of independent directors. The board of directors is led by Mr. Butcher, who has served as Chairman of the Board since our inception in 2009. Mr. Butcher also served as our Chief Executive Officer from our inception in 2009 until August 12, 2012, when W. Dean Henry succeeded Mr. Butcher as our Chief Executive Officer. As Chairman of the Board, Mr. Butcher is responsible for leading board meetings and meetings of stockholders, generally setting the agendas for board meetings (subject to the requests of other directors) and providing information to the other directors in advance of meetings and between meetings. As Chief Executive Officer, Mr. Henry manages our business under the direction of the board of directors and implements our policies as determined by the board of directors. The board of directors has not established a formal policy, one way or the other, on whether the role of the Chairman of the Board and Chief Executive Officer should be separated. However, the board of directors currently believes that maintaining a structure that separates the roles of the Chairman of the Board and Chief Executive Officer is the appropriate leadership structure for our company. We do not currently have a policy requiring the appointment of a lead independent director as all of our independent directors are actively involved in board meetings.

The Role of the Board of Directors in our Risk Oversight Process

Our executive officers and our advisor are responsible for the day-to-day management of risks faced by the company, while the board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. No less than quarterly, our entire board reviews information regarding the company's liquidity, credit, operations, regulatory compliance and compliance with covenants in our material agreements, as well as the risks associated with each. In addition, each year the board of directors reviews significant variances between our current portfolio business plan and our original underwriting analysis and each quarter the directors review significant variances between our current results and our projections from the prior quarter, review all significant changes to our projections for future periods and discuss risks related to our portfolio. The audit committee oversees risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. The conflicts committee manages risks associated with the independence of the board of directors and potential conflicts of interest involving our advisor and its affiliates. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks as well as through regular reports directly from the executive officers responsible for oversight of particular risks within the company.

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the directors, and all of the members of the audit committee and the conflicts committee, are "independent" as defined by the New York Stock Exchange. The New York Stock Exchange standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). The board of directors has determined that Gary T. Kachadurian, Michael L. Meyer and Ronald E. Zuzack each satisfies the bright-line criteria and that none has a relationship with us that would interfere with such person's ability to exercise independent judgment as a director. None of these directors has ever served as (or is related to) an employee of ours or of any of our predecessors or acquired companies or received or earned any compensation from us or any such other entities except for compensation directly related to service as a director of us. Therefore, we believe that all of these directors are independent directors.

The Audit Committee

General

The audit committee's function is to assist the board of directors in fulfilling its responsibilities by overseeing (i) our accounting and financial reporting processes, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) our independent auditors' qualifications, performance and independence, and (v) the performance of our internal audit function. The audit committee fulfills these responsibilities primarily by carrying out the activities enumerated in the audit committee charter. The audit committee updated and revised the audit committee charter in August 2010. The audit committee charter is available on our web site at www.kbslegacyreit.com.

The members of the audit committee are Michael L. Meyer (Chairman), Gary T. Kachadurian and Ronald E. Zuzack. All of the members of the audit committee are "independent" as defined by the New York Stock Exchange. All members of the audit committee have significant financial and/or accounting experience, and the board of directors has determined that Mr. Meyer satisfies the SEC's requirements for an "audit committee financial expert." During 2012, the audit committee held five meetings.

Independent Registered Public Accounting Firm

During the year ended December 31, 2012, Ernst & Young LLP served as our independent registered public accounting firm and provided certain tax and other services. Ernst & Young has served as our independent registered public accounting firm since our formation. We expect that Ernst & Young representatives will be present at the annual meeting and they will have the opportunity to make a statement if they desire to do so. In addition, we expect that the Ernst & Young representatives will be available to respond to appropriate questions posed by stockholders. The audit committee has engaged Ernst & Young as our independent auditors to audit our financial statements for the year ending December 31, 2013. The audit committee may, however, select new auditors at any time in the future in its discretion if it deems such decision to be in our best interests. Any such decision would be disclosed to the stockholders in accordance with applicable securities laws.

Pre-Approval Policies

In order to ensure that the provision of such services does not impair the auditors' independence, the audit committee charter imposes a duty on the audit committee to pre-approve all auditing services performed for us by our independent auditors, as well as all permitted non-audit services. In determining whether or not to pre-approve services, the audit committee considers whether the service is a permissible service under the rules and regulations promulgated by the SEC. The audit committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by our independent auditors, provided any such approval is presented to and approved by the full audit committee at its next scheduled meeting.

All services rendered by Ernst & Young for the years ended December 31, 2012 and 2011 were pre-approved in accordance with the policies and procedures described above.

PROXY

Principal Independent Registered Public Accounting Firm Fees

The audit committee reviewed the audit and non-audit services performed by Ernst & Young, as well as the fees charged by Ernst & Young for such services. In its review of the non-audit service fees, the audit committee considered whether the provision of such services is compatible with maintaining the independence of Ernst & Young. The aggregate fees billed to us for professional accounting services, including the audit of our annual financial statements by Ernst & Young for the years ended December 31, 2012 and 2011, are set forth in the table below.

	2012	2011
Audit fees	$437,000	$223,000
Audit-related fees	129,500	–
Tax fees	64,000	16,000
All other fees	400	400
Total	$630,900	$239,400

For purposes of the preceding table, Ernst & Young's professional fees are classified as follows:

- Audit fees – These are fees for professional services performed for the audit of our annual financial statements and the required review of quarterly financial statements and other procedures performed by Ernst & Young in order for them to be able to form an opinion on our consolidated financial statements. These fees also cover services that are normally provided by independent auditors in connection with statutory and regulatory filings or engagements.
- Audit-related fees – These are fees for assurance and related services that traditionally are performed by independent auditors that are reasonably related to the performance of the audit or review of the financial statements, such as due diligence related to acquisitions and dispositions, attestation services that are not required by statute or regulation, internal control reviews and consultation concerning financial accounting and reporting standards.
- Tax fees – These are fees for all professional services performed by professional staff in our independent auditor's tax division, except those services related to the audit of our financial statements. These include fees for tax compliance, tax planning and tax advice, including federal, state and local issues. Services may also include assistance with tax audits and appeals before the IRS and similar state and local agencies, as well as federal, state and local tax issues related to due diligence.
- All other fees – These are fees for any services not included in the above-described categories.

Report of the Audit Committee

The function of the audit committee is oversight of the financial reporting process on behalf of the board of directors. Management has responsibility for the financial reporting process, including the system of internal control over financial reporting, and for the preparation, presentation and integrity of our financial statements. In addition, the independent auditors devote more time and have access to more information than does the audit committee. Membership on the audit committee does not call for the professional training and technical skills generally associated with career professionals in the field of accounting and auditing. Accordingly, in fulfilling their responsibilities, it is recognized that members of the audit committee are not, and do not represent themselves to be, performing the functions of auditors or accountants.

In this context, the audit committee reviewed and discussed the 2012 audited financial statements with management, including a discussion of the quality and acceptability of our financial reporting, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The audit committee discussed with Ernst & Young, which is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, the matters required to be discussed under the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The audit committee received from Ernst & Young the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young's communications with the audit committee concerning independence, and discussed with Ernst & Young their independence from us. In addition, the audit committee considered whether Ernst & Young's provision of non-audit services is compatible with Ernst & Young's independence.

Based on these reviews and discussions, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the SEC.

April 9, 2013 The Audit Committee of the Board of Directors:
Michael L. Meyer (Chairman), Gary T. Kachadurian and Ronald E. Zuzack

The Conflicts Committee

General

The members of the conflicts committee are Ronald E. Zuzack (Chairman), Gary T. Kachadurian and Michael L. Meyer, all of whom are independent directors. Our charter empowers the conflicts committee to act on any matter permitted under Maryland law if the matter at issue is such that the exercise of independent judgment by directors who are affiliates of our advisor could reasonably be compromised. Among the duties of the conflicts committee are the following:

- reviewing and reporting on our policies (see " – Report of the Conflicts Committee – Review of Our Policies" below);
- approving transactions with affiliates and reporting on their fairness to us (see " – Report of the Conflicts Committee – Certain Transactions with Related Persons" below);
- supervising and evaluating the performance and compensation of our advisor;
- reviewing our expenses and determining that they are reasonable and within the limits prescribed by our charter;
- approving borrowings in excess of the total liabilities limit set forth in our charter; and
- discharging the board of directors' responsibilities relating to compensation.

The primary responsibilities of the conflicts committee are enumerated in our charter. The conflicts committee does not have a separate committee charter. During 2012, the conflicts committee held ten meetings, participated in two joint meetings with the entire board of directors and acted by joint unanimous consent with the entire board of directors on one occasion.

Oversight of Executive Compensation

As noted above, the conflicts committee discharges the board of directors' responsibilities relating to the compensation of our executives. However, we currently do not have any paid employees and our executive officers do not receive any compensation directly from us. Our executive officers are officers and/or employees of, or hold an indirect ownership interest in, our advisor or sub-advisor, and/or their affiliates and our executive officers are compensated by these entities, in part, for their services to us or our subsidiaries. See "– Report of the Conflicts Committee – Certain Transactions with Related Persons" for a discussion of the fees paid to our advisor and its affiliates.

Report of the Conflicts Committee

Review of Our Policies

The conflicts committee has reviewed our policies and determined that they are in the best interest of our stockholders. Set forth below is a discussion of the basis for that determination.

Offering Policy. We terminated our initial public offering on March 12, 2013. For the year ended December 31, 2012, the costs of raising capital in our primary initial public offering and our dividend reinvestment plan represented 13.2% of the capital raised.

On May 31, 2012, we filed a registration statement on Form S-11 with the SEC to register a follow-on public offering (the "Follow-on Offering"), which registration statement, as amended, was declared effective by the SEC on March 8, 2013. Pursuant to the Follow-on Offering registration statement, as amended to date, we are offering up to $2,000,000,000 of shares of common stock in a primary offering for $10.68 per share, with volume discounts available to investors who purchase more than $1,000,000 of shares. Discounts are also available for other categories of investors. We are also offering up to $760,000,000 of shares pursuant to our dividend reinvestment plan at an offering price initially equal to $10.15 per share. We believe that the Follow-on Offering is in the best interest of our stockholders because it will increase the likelihood that we will be able to acquire a diverse portfolio of income-producing assets, thereby reducing risk in our portfolio.

Acquisition and Investment Policies. We intend to focus our investment activities on, and use the proceeds of our public offerings principally for, investment in and management of a diverse portfolio of equity investments in high quality apartment communities located throughout the United States. We plan to diversify our portfolio by investment type, investment size and investment risk and geographic region, as well as other factors, with the goal of attaining a portfolio of income-producing properties that provide attractive and stable returns to our investors.

PROXY

Although we initially focused on investment in fast growing or high barrier to entry markets in the South and West of the United States where Legacy Residential had an established market presence, our current investment focus is not specifically weighted toward investments in particular geographic regions within the United States. We will leverage the knowledge of our key real estate professionals who have experience in various geographic markets as well as our network of nationwide broker and investor relationships to identify suitable investments, including joint ventures, throughout the United States.

Although we are not limited as to the specific geographic regions where we may conduct our operations, we do expect to purchase properties in or in close proximity to large metropolitan areas located in the United States. We continue to believe the most attractive investment opportunities will be found in markets that either exhibit high population and employment growth rates or that have significant new supply constraints due to high barriers to entry as a consequence of limited land availability, significant zoning, land use or entitlement restrictions, and high land and construction costs.

We intend to make the majority of our equity investments in investment types that have relatively low investment risk characteristics. We expect that our portfolio will include "core" apartment buildings that are already well positioned and producing rental income, as well as more opportunity oriented properties at various phases of leasing, redevelopment or repositioning. We intend to allocate between 70% and 80% of our portfolio to investments in core apartment communities, which are high quality, well positioned, existing properties producing rental income, generally with at least 85% occupancy. We intend to allocate between 20% and 30% of our portfolio to investments in value-added and opportunity-oriented properties at various phases of leasing, development, redevelopment or repositioning.

We may make our investments through the acquisition of individual assets or by acquiring portfolios of assets. We may also make equity investments in REITs and other real estate companies with investment objectives similar to ours. We do not expect our non-controlling equity investments in other public companies to exceed 5% of the proceeds of our public offerings, assuming we sell the maximum offering amount, or to represent a substantial portion of our assets at any one time.

Although this is our target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. We believe that there are sufficient acquisition opportunities that meet this investment focus. Affiliates of our advisor and sub-advisor have extensive expertise with these types of investments.

Borrowing Policies. Our investment strategy is to utilize primarily secured and possibly unsecured debt to finance our investment portfolio. Our management remains vigilant in monitoring the risks inherent in our portfolio and is taking actions to ensure that we are positioned to take advantage of the current conditions in the capital markets. We may elect to secure financing subsequent to the acquisition date on future real estate properties and initially acquire investments without debt financing. Once we have fully invested the proceeds of this offering, we expect our debt financing to be between 50% and 65% of the cost of our tangible assets (before deducting depreciation or other noncash reserves). There is no limitation on the amount we may borrow for the purchase of any single asset. Our charter limits our borrowings to 75% of the cost (before deducting depreciation or other noncash reserves) of our tangible assets; however, we may exceed that limit if the majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowings to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. We do not intend to exceed the leverage limit in our charter except in the early stages of acquisition when the costs of our investments are most likely to exceed our net offering proceeds or to the extent financing in excess of our charter limit is available at attractive terms. From time to time, our debt financing may be below 50% of the cost of our tangible assets due to the lack of availability of debt financing. As of February 28, 2013, our borrowings and other liabilities were approximately 63% of the cost (before depreciation and other noncash reserves) of our tangible assets.

Disposition Policies. We intend to hold our properties for an extended period, typically five to ten years, which we believe is a reasonable period to enable us to capitalize on the potential for increased income and capital appreciation. The hold period for properties undergoing repositioning or significant rehabilitation will likely be longer to account for the time necessary to construct, lease up, and stabilize the property's operations before sale. Our Legacy sponsor will develop a well-defined exit strategy for each investment we make. Our Legacy sponsor will periodically perform a hold-sell analysis on each asset in order to determine the optimal time to sell the asset and generate a strong return for you. Periodic reviews of each asset will focus on the remaining available value enhancement opportunities for the asset and the demand for the asset in the marketplace. Economic and market conditions may influence us to hold our investments for different periods of time. We may sell an asset before the end of the expected holding period if we believe that market conditions and asset positioning have maximized its value to us or the sale of the asset would otherwise be in the best interests of our stockholders.

Policy Regarding Working Capital Reserves. We establish an annual budget for capital requirements and working capital reserves that we update on a periodic basis during the year. We may set aside proceeds from our public offerings for working capital purposes. We would not expect to use more than 0.5% of the gross proceeds from our public offerings for working capital reserves. We may also use proceeds from our dividend reinvestment plan, debt proceeds and cash flow from operations to meet our needs for working capital for the upcoming year and to build a moderate level of cash reserves.

Policies Regarding Operating Expenses. Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended March 31, 2012, June 30, 2012, September 2012 and December 31, 2012 exceeded the charter imposed limitation; however, the conflicts committee determined that the relationship of our operating expenses to our average invested assets was justified for these periods given the costs of operating a public company and the early stage of our operations.

Liquidation or Listing Policy. We believe it is in the best interest of our stockholders not to list our shares of common stock on a national exchange at this time. First, we are in the fundraising and acquisition stage of our life cycle, and remaining unlisted improves our ability to continue to raise new equity and purchase additional investments so that our portfolio can achieve greater size and diversification. Second, we believe it is more cost effective to remain unlisted and utilize KBS Capital Advisors as our external advisor at the present time than it would be to internalize all the resources necessary to operate a listed company. Third, our shares are offered as a long-term investment. We believe that the ability to provide our stockholders with liquidity in the near-term is outweighed by the long-term benefits of completing our initial public offering and allowing the portfolio to mature. Finally, we commenced the Follow-on Offering during the first quarter of 2013 and we believe that the Follow-on Offering is in the best interest of our stockholders because it will increase the likelihood that we will be able to acquire a diverse portfolio of income-producing assets, thereby reducing risk in our portfolio.

Our Policy Regarding Transactions with Related Persons

Our charter requires the conflicts committee to review and approve all transactions between us and our advisor and any of our officers or directors or any of their affiliates. Prior to entering into a transaction with a related party, a majority of the conflicts committee must conclude that the transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. In addition, our Code of Conduct and Ethics lists examples of types of transactions with related parties that would create prohibited conflicts of interest and requires our officers and directors to be conscientious of actual and potential conflicts of interest with respect to our interests and to seek to avoid such conflicts or handle such conflicts in an ethical manner at all times consistent with applicable law. Our executive officers and directors are required to report potential and actual conflicts to the Compliance Officer, currently our Chief Financial Officer, via the Ethics Hotline, to an internal audit representative or directly to the audit committee chair, as appropriate.

Certain Transactions with Related Persons

The conflicts committee has reviewed the material transactions between our affiliates and us since the beginning of 2012 as well as any such currently proposed transactions. Set forth below is a description of such transactions and the committee's report on their fairness.

As described further below, we have entered into agreements with certain affiliates pursuant to which they provide services to us. Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr. control and indirectly own our advisor, KBS Capital Advisors LLC, and the dealer manager of our public offering, KBS Capital Markets Group LLC. We refer to these individuals as our KBS sponsors. Messrs. Bren and McMillan are also two of our executive officers. All four of our KBS sponsors actively participate in the management and operations of our advisor. Our advisor has three managers: an entity owned and controlled by Mr. Bren; an entity owned and controlled by Messrs. Hall and McMillan; and an entity owned and controlled by Mr. Schreiber.

Our Relationship with KBS Capital Advisors. Pursuant to the advisory agreement, KBS Capital Advisors is responsible for managing our day-to-day operations, retaining the property managers for our property investments (subject to the authority of the board of directors and officers) and performing other duties, including, but not limited to, the following:

- finding, presenting and recommending to us real estate property opportunities consistent with our investment policies and objectives;
- structuring the terms and conditions of our investments, sales and joint ventures;
- acquiring properties on our behalf in compliance with our investment objectives and policies;
- arranging for financing and refinancing of our properties;
- entering into leases and service contracts for our properties;
- supervising and evaluating each property manager's performance;
- reviewing and analyzing the properties' operating and capital budgets;
- assisting us in obtaining insurance;
- generating an annual budget for us;
- reviewing and analyzing financial information for each of our assets and our overall portfolio;
- formulating and overseeing the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of our properties and other investments;
- performing investor-relations services;
- maintaining our accounting and other records and assisting us in filing all reports required to be filed with the SEC, the Internal Revenue Service and other regulatory agencies;
- engaging in and supervising the performance of our agents, including our registrar and transfer agent; and
- performing any other services reasonably requested by us.

Our advisor is subject to the supervision of the board of directors and only has such authority as we may delegate to it as our agent. The advisory agreement has a one-year term expiring January 25, 2014 subject to an unlimited number of successive one-year renewals upon the mutual consent of the parties. From January 1, 2012 through the most recent date practicable, which was February 28, 2013, we compensated our advisor as set forth below.

Our advisor or its affiliates have paid, and may pay in the future, some of our organization and offering costs (other than selling commissions and dealer manager fees) incurred in connection with our public offerings, including our legal, accounting, printing, mailing and filing fees. We reimburse our advisor for such costs up to an amount that, when combined with selling commissions, dealer manager fees and all other amounts spent by us on organization and offering expenses, does not exceed 15% of the gross proceeds of our primary offering and the offering under our dividend reinvestment plan as of the date of reimbursement. At the termination of our primary offering and at the termination of the offering under our dividend reinvestment plan, our advisor has agreed to reimburse us to the extent that selling commissions, dealer manager fees and other organization and offering expenses incurred by us exceed 15% of the gross offering proceeds of the respective offering. From January 1, 2012 through February 28, 2013, our advisor incurred approximately $3.6 million of organization and offering expenses on our behalf and as of February 28, 2013, our advisor has been reimbursed by us for approximately $3.6 million of such costs.

We incur acquisition advisory fees payable to our advisor equal to 1.0% of the cost of investments acquired by us, including any acquisition expenses and any debt attributable to such investments. Acquisition advisory fees relate to services provided in connection with the selection and acquisition or origination of real estate and real estate-related investments. In addition to acquisition advisory fees, we reimburse our advisor for customary acquisition expenses, whether or not we ultimately acquire the asset. Acquisition advisory fees from January 1, 2012 through February 28, 2013 totaled approximately $2.4 million.

For asset management services, we pay our advisor a monthly fee. The asset management fee is a monthly fee equal to one-twelfth of 1.0% of the amount paid or allocated to fund the acquisition, development, construction or improvement of the investment, inclusive of acquisition expenses related thereto (but excluding any acquisition fees paid to our advisor related thereto) and the amount of any debt associated with or used to acquire such investment. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment. The advisory agreement defers our obligation to pay asset management fees, without interest, accruing from February 1, 2013 through July 31, 2013. Additionally, pursuant to the advisory agreement, we will only be obligated to pay such deferred amounts if and to the extent that our funds from operations, as that term is defined by the National Association of Real Estate Investment Trusts and interpreted by us, as adjusted for the effects of straight-line rents and acquisition costs and expenses ("AFFO"), for the immediately preceding month exceeds the amount of distributions declared for record dates of such prior month (an "AFFO Surplus"). The amount of any AFFO Surplus in a given month will be applied first to pay our advisor asset management fees currently due with respect to such month (including any that would otherwise have been deferred for that month in accordance with the advisory agreement), and then to pay asset management fees previously deferred in accordance with the advisory agreement that remain unpaid. Notwithstanding the above, any and all deferred asset management fees that are unpaid will be immediately due and payable at such time as our stockholders have received distributions in an aggregate amount equal to the sum of (i) our stockholders' 8% return and (ii) our stockholders' invested capital. From January 1, 2012 through February 28, 2013, our asset management fees totaled $1.9 million.

Under the advisory agreement our advisor and its affiliates have the right to seek reimbursement from us for all costs and expenses they incur in connection with their provision of services to us, including our allocable share of our advisor's overhead, such as rent, employee costs, utilities and information technology costs. Our advisor may seek reimbursement for employee costs under the advisory agreement. At this time, our advisor only expects to seek reimbursement for our allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to us. In the future, if our advisor seeks reimbursement for additional employee costs, such costs may include our proportionate share of the salaries of persons involved in the preparation of documents to meet SEC reporting requirements. We do not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor earns acquisition or disposition fees (other than reimbursement of travel and communication expenses). Furthermore, we currently do not reimburse our advisor or its affiliates for the salaries and benefits our advisor or its affiliates may pay to our executive officers. From January 1, 2012 through February 28, 2013, we reimbursed our advisor for approximately $0.7 million of operating expenses, including $0.1 million of employee costs. The remaining $0.6 million of operating expenses relates to operating and general and administrative expenses incurred by our advisor on our behalf.

In connection with our initial public offering, our sponsors agreed to provide additional indemnification to one of the participating broker dealers. We agreed to add supplemental coverage to our directors' and officers' insurance coverage to insure our sponsors' obligations under this indemnification agreement in exchange for reimbursement to us by our sponsors for all costs, expenses and premiums related to this supplemental coverage. From January 1, 2012 through February 28, 2013, our advisor paid $0.2 million to the insurer for the costs of the supplemental coverage obtained by us.

The conflicts committee considers our relationship with our advisor during 2012 to be fair. The conflicts committee believes that the amounts payable to our advisor under the advisory agreement are similar to those paid by other publicly offered, unlisted, externally advised REITs and that this compensation is necessary in order for our advisor to provide the desired level of services to us and our stockholders.

PROXY

Our Relationship with KBS Capital Markets Group. On March 12, 2010, upon the launch of our initial public offering, we entered into the dealer manager agreement. Pursuant to the agreement, KBS Capital Markets Group is entitled to receive selling commissions and dealer manager fees of up to 9.5% of the gross proceeds of our primary offering (no selling commissions or dealer manager fees are payable with respect to sales under the dividend reinvestment plan). All or a portion of the selling commissions are not charged with regard to shares sold to certain categories of purchasers. A reduced dealer manager fee is payable with respect to certain volume discount sales. Our dealer manager reallows 100% of selling commissions to broker-dealers participating in our public offering. From its dealer manager fee, our dealer manager may reallow to any participating broker-dealer up to 1.0% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee (in special cases, our dealer manager has the option to increase the amount of this reallowance). From January 1, 2012 through February 28, 2013, we incurred selling commissions of $6.1 million, of which 100% was reallowed to participating broker-dealers. From January 1, 2012 through February 28, 2013, we incurred dealer manager fees of $3.1 million, of which $1.4 million was reallowed by our dealer manager to participating broker-dealers.

In addition to selling commissions and dealer manager fees, we are also obligated to reimburse our dealer manager and its affiliates for certain offering related expenses that they incur on our behalf. These include expenses for travel, meals, lodging and attendance and sponsorship fees incurred by registered persons associated with our dealer manager and officers and employees of our affiliates to attend retail conferences sponsored by participating broker-dealers and other meetings with participating broker-dealers; expense reimbursements to broker-dealers for actual costs incurred in connection with attending bona fide training and education meetings hosted by us; certain technology costs associated with the offering; and certain legal fees allocable to our dealer manager. We reimburse our dealer manager for all such items of underwriting compensation referenced in our prospectus provided that within 30 days after the end of the month in which our primary initial public offering terminates, our dealer manager will reimburse us to the extent that our reimbursements cause total underwriting compensation for our primary initial public offering to exceed 10% of the gross offering proceeds from the offering. We also pay directly or reimburse our dealer manager for bona fide invoiced due diligence expenses of broker dealers. From January 1, 2012 through February 28, 2013, we reimbursed or intend to reimburse our dealer manager for approximately $1.7 million.

In connection with the launch of the Follow-on Offering, on March 8, 2013 we entered into a new dealer manager agreement with KBS Capital Markets Group on terms substantially the same as those described above with respect to the dealer manager agreement for our initial public offering.

In addition, on April 11, 2012, we entered into a fee reimbursement agreement (the "AIP Reimbursement Agreement") with our dealer manager pursuant to which we agreed to reimburse our dealer manager for certain fees and expenses it incurs for administering our participation in the DTCC Alternative Investment Product Platform with respect to certain accounts of our investors serviced through the platform. From January 1, 2012 through February 28, 2013, we incurred and paid $8,000 of costs and expenses related to the AIP Reimbursement Agreement.

The conflicts committee believes that these arrangements with our dealer manager are fair. We believe that the compensation we pay and have paid to our dealer manager to raise capital on our behalf offers us the best opportunity to achieve our goal of acquiring a large, diversified portfolio of real estate investments.

Currently Proposed Transactions. There are no currently proposed material transactions with related persons other than those covered by the terms of the agreements described above.

The conflicts committee has determined that the policies set forth in this Report of the Conflicts Committee are in the best interests of our stockholders because they provide us with the highest likelihood of achieving our investment objectives.

April 9, 2013

The Conflicts Committee of the Board of Directors:
Ronald E. Zuzack (Chairman), Gary T. Kachadurian and Michael L. Meyer

Nomination of Directors

General

We do not have a standing nominating committee. Unless otherwise provided by Maryland law, the board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the conflicts committee is responsible for identifying and nominating replacements for vacancies among our independent director positions. Unless filled by a vote of the stockholders as permitted by the Maryland General Corporation Law, a vacancy that results from the removal of a director will be filled by a vote of a majority of the remaining directors. Any vacancy on the board of directors for any other cause will be filled by a vote of a majority of the remaining directors, even if such majority vote is less than a quorum. The board of directors believes that the primary reason for creating a standing nominating committee is to ensure that candidates for independent director positions can be identified and their qualifications assessed under a process free from conflicts of interest with us. Because nominations for vacancies in independent director positions are handled exclusively by a committee composed only of independent directors, the board of directors has determined that the creation of a standing nominating committee is not necessary. We do not have a charter that governs the director nomination process.

Board Membership Criteria

With respect to filling vacancies for independent director positions, the conflicts committee reviews the appropriate experience, skills and characteristics required of directors in the context of the then-current membership of the board. The full board annually conducts a similar review with respect to all director nominations. This assessment includes, in the context of the perceived needs of the board at that time, issues of knowledge, experience, judgment and skills, such as an understanding of the real estate and real estate finance industries or accounting or financial management expertise. The board seeks to nominate directors with diverse backgrounds, experiences and skill sets that complement each other so as to maximize the collective knowledge, experience, judgment and skills of the entire board. The board assesses its effectiveness in achieving this goal annually, in part, by reviewing the diversity of the skill sets of the directors and determining whether there are any deficiencies in the board's collective skill set that should be addressed in the nominating process. The board made such an assessment in connection with director nominations for the 2013 annual stockholders' meeting and determined that the composition of the current board of directors satisfies its diversity objectives.

Other considerations in director nominations include the candidate's independence from conflict with us and the ability of the candidate to attend board meetings regularly and to devote an appropriate amount of time in preparation for those meetings. It also is expected that independent directors nominated by the conflicts committee will be individuals who possess a reputation and hold positions or affiliations befitting a director of a large publicly held company and who are actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. Moreover, as required by our charter, at least one of our independent directors must have at least three years of relevant real estate experience, and each director who is not an independent director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets we acquire and manage.

PROXY

Selection of Directors

Unless otherwise provided by Maryland law, the board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the conflicts committee must nominate replacements for any vacancies among the independent director positions. All director nominees stand for election by the stockholders annually.

In nominating candidates for the board of directors, the board of directors (or the conflicts committee, as appropriate) solicits candidate recommendations from its own members and management of KBS Capital Advisors. The board and the conflicts committee may also engage the services of a search firm to assist in identifying potential director nominees.

The board of directors and the conflicts committee will consider recommendations made by stockholders for director nominees who meet the established director criteria set forth above. In order to be considered for nomination, recommendations made by stockholders must be submitted within the timeframe required to request a proposal to be included in the proxy materials. See "Stockholder Proposals" below. In evaluating the persons recommended as potential directors, the board of directors (or the conflicts committee, as appropriate) will consider each candidate without regard to the source of the recommendation and take into account those factors that they determine are relevant. Stockholders may directly nominate potential directors (without the recommendation of the board of directors or conflicts committee) by satisfying the procedural requirements for such nomination as provided in Article II, Section 2.12 of our Bylaws. Any stockholder may request a copy of our Bylaws free of charge by calling 1-866-584-1381 and selecting "Option 2".

Stockholder Communications with the Board of Directors

We have established a procedure for stockholders to communicate comments and concerns to the board of directors. Stockholders may contact the board of directors at the following address:

Board of Directors of KBS Legacy Partners Apartment REIT
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

Stockholders should report any complaints or concerns regarding (1) suspected violations or concerns as to compliance with laws, regulations, our Code of Conduct and Ethics or other suspected wrongdoings affecting us or our properties or assets, or (2) any complaints or concerns regarding our accounting, internal accounting controls, auditing matters, or any concerns regarding any questionable accounting or auditing matters affecting us. Stockholders should report any such suspected violations or other complaints or concerns by any of the following means:

- Via the Internet at http://kbslegacyreit.ethicspoint.com;
- By calling the toll free Ethics Hotline at 1-888-329-6414; or
- By mailing a description of the suspected violation or concern to:

  Audit Committee Chairman
  c/o KBS Legacy Partners Apartment REIT
  620 Newport Center Drive, Suite 1300
  Newport Beach, CA 92660

Reports made via the Ethics Hotline will be sent to an internal audit representative and the audit committee chair, provided that no person named in the report will receive the report directly.

Stockholders can also communicate directly with the Chairman of the Board at the annual meeting. Although we do not have a policy regarding the attendance of directors at annual meetings of stockholders, we expect that the Chairman of the Board will be present at all such meetings. Four of the five directors were present at the 2012 annual meeting of stockholders.

Executive Officers and Directors

We have provided below certain information about our executive officers and directors. All of our directors have terms expiring on the date of the 2013 annual meeting and are being nominated for re-election to serve until the 2014 annual meeting and until his or her successor is elected and qualified.

Name and Address[1]	Position(s)	Age[2]	Year First Became a Director
C. Preston Butcher	Chairman of the Board and Director	74	2009
Peter M. Bren	President and Director	79	2009
W. Dean Henry	Chief Executive Officer	67	N/A
Guy K. Hays	Executive Vice President	52	N/A
Peter McMillan III	Executive Vice President	55	N/A
David E. Snyder	Chief Financial Officer, Treasurer and Secretary	42	N/A
Stacie K. Yamane	Chief Accounting Officer	48	N/A
Gary T. Kachadurian	Independent Director	62	2010
Michael L. Meyer	Independent Director	74	2010
Ronald E. Zuzack	Independent Director	70	2010

(1) The address of each named officer and director is 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660.

(2) As of April 1, 2013

C. Preston Butcher is our Chairman of the Board and one of our directors, positions which he has held since our inception in August 2009. Between our inception in August 2009 and August 2012, Mr. Butcher also served as our Chief Executive Officer. Mr. Butcher is also the Chairman of the Board of Legacy Partners Residential, Inc. ("LPRI"). He joined Lincoln Property Company in 1968 and was President of the Western Region until 1998 at which time he became Chairman of the Board and Chief Executive Officer of LPRI. Since August 2012, Mr. Butcher serves only as Chairman of LPRI. In 1999, Mr. Butcher purchased the interests of the other Lincoln Property Company stockholders in the Western Region operations and continued these operations under the new "Legacy Partners" name. Mr. Butcher indirectly through a trust owns and controls 100% of LPRI and 60% of Legacy Partners Residential Realty LLC. As Chairman of LPRI, Mr. Butcher oversees the management and operations of the Legacy Residential entities, including setting company strategy and monitoring performance.

Mr. Butcher is also the Chairman of the Board of Legacy Partners Commercial, LLC, a position he has held since 2003, as well as a director of various other of the Legacy Commercial entities involved in the ownership of Legacy Partners Realty Fund I, LLC, Legacy Partners Realty Fund II, LLC and Legacy Partners Realty Fund III, LLC. As a member of the Investment Committee for all of the Legacy Residential and Legacy Commercial affiliated entities, he reviews and approves the acquisition, financing, and disposition of multifamily and commercial real estate investments, respectively. Mr. Butcher routinely reviews significant asset management related issues and the status and progress of properties under development. He also shares responsibility for investor relationships.

Mr. Butcher has been involved exclusively in real estate acquisitions, development, financing, management, and dispositions for over 40 years. Over the course of his career he has overseen the acquisition/development, financing, and management of over 600 real estate assets on behalf of private funds and sub-advisory accounts with almost 70,000 residential units exceeding $5.5 billion in cost. He also has overseen the acquisition/development, financing, and management of 68 million square feet of office and industrial space exceeding $9.0 billion in cost. In terms of sales of real estate assets, Mr. Butcher has overseen the sale of over 500 assets exceeding $7.5 billion in cost.

Since 2002, Mr. Butcher, through Legacy Residential and Legacy Commercial affiliated entities, has been integral to the sponsorship of four real estate funds and raising nearly $1.5 billion of equity from institutional investors for the funds. Mr. Butcher has also been a key figure in Legacy Residential's real estate investment, management, and disposition activities as a sub-advisor to institutional clients. Mr. Butcher has been involved in entities, as a sub-advisor, that have raised over $2 billion since 1995 from large institutional clients such as the AFL-CIO Building Investment Trust, AIG Global Real Estate Investment Corp., BlackRock Realty Advisors, Inc., Capmark Investments, LP, a subsidiary of Capmark Financial Group Inc. (formerly known as GMAC Commercial

Holding Corp.), Donaldson Lufkin & Jenrette, Inc. (now Credit Suisse (USA), Inc.), Equity Residential, and Goldman Sachs.

Mr. Butcher is a co-founder and past Chairman of the Board and presently serves on the Executive Committee of the National Multi-Housing Council. He was a co-founder of the California Housing Council. Mr. Butcher is also a member of the Policy Advisory Board of the Center for Real Estate at the University of California at Berkeley. In 1991, Mr. Butcher was invited to serve on the Board of Trustees of the Urban Land Institute. He is a Director of the Charles Schwab Corporation and NorthStar Realty Finance Corporation. Mr. Butcher was a founding board member of BRIDGE, a non-profit housing corporation created to provide low to moderate income housing. Mr. Butcher received a Bachelor of Science in Electrical Engineering from the University of Texas at Austin.

The board of directors has concluded that Mr. Butcher is qualified to serve as the Chairman of the Board for reasons including his 40-year track record of leadership and success in the real estate industry. Mr. Butcher's familiarity with acquisition, development, financing and management of multi-family residential properties through numerous business cycles provides him with unique experience to guide the strategic direction of our business. Mr. Butcher's superior leadership skills have been demonstrated through years overseeing the management and operations of Legacy Residential businesses and are expected to be a critical asset in leading the board of directors.

Peter M. Bren is our President and one of our directors, positions he has held since our inception in August 2009. He is also the Chairman of the Board and President of our advisor, and President of KBS Real Estate Investment Trust, Inc. ("KBS REIT I"), KBS Real Estate Investment Trust II, Inc. ("KBS REIT II") and KBS Real Estate Investment Trust III, Inc. ("KBS REIT III"). Mr. Bren has served in these capacities for these entities since their formations in October 2004, June 2005, August 2007 and January 2010, respectively. In addition, Mr. Bren is a sponsor of our company and is a sponsor of KBS REIT I, KBS REIT II, KBS REIT III and KBS Strategic Opportunity REIT, Inc. ("KBS Strategic Opportunity REIT") which were formed in 2009, 2005, 2007, 2009 and 2008, respectively. Other than de minimis amounts owned by family members or family trusts, Mr. Bren indirectly owns and controls a 33 1/3% interest in KBS Holdings LLC, which is the sole owner of our advisor and our dealer manager. All four of our KBS sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. Bren is Chairman of the Board and President of KBS Realty Advisors LLC and is a principal of Koll Bren Schreiber Realty Advisors, Inc., each an active and nationally recognized real estate investment advisor. These entities were first registered as investment advisors with the SEC in 2002 and 1999, respectively. The first investment advisor affiliated with Messrs. Bren and Schreiber was formed in 1992. As of December 31, 2012, KBS Realty Advisors, together with KBS affiliates, including KBS Capital Advisors, had been involved in the investment in or management of approximately $16.2 billion of real estate investments on behalf of institutional investors, including public and private pension plans, endowments and foundations, institutional and sovereign wealth funds, and the investors in us, KBS REIT I, KBS REIT II, KBS REIT III and KBS Strategic Opportunity REIT.

Mr. Bren oversees all aspects of KBS Capital Advisors' and KBS Realty Advisors' operations, including the acquisition, management and disposition of individual investments and portfolios of investments for KBS-advised investors and their portfolios of income-producing real estate assets. He also directs all facets of KBS Capital Advisors' and KBS Realty Advisors' business activities and is a member of the KBS Investment Committee, which evaluates and recommends new investment opportunities for us and other KBS-advised investment vehicles. Mr. Bren is also responsible for investor relationships.

Mr. Bren has been involved in real estate development, management, acquisition, disposition and financing for more than 40 years and with the acquisition, origination, management, disposition and financing of real estate-related debt investments for approximately 20 years. Prior to taking his current positions as Chairman of the Board and President of KBS Capital Advisors and KBS Realty Advisors, he served as the President of The Bren Company, was a Senior Partner of Lincoln Property Company, and was President of Lincoln Property Company, Europe. Mr. Bren is also a founding member of the Richard S. Ziman Center for Real Estate at the UCLA Anderson School of Management. He is also a member of the Real Estate Round Table in Washington, D.C.

The board of directors has concluded that Mr. Bren is qualified to serve as one of our directors for reasons including his extensive industry and leadership experience. With 40 years of real estate experience including 21 as a senior partner of Lincoln Property Company focused on financing, developing, leasing and managing apartment properties, Mr. Bren has the depth and breadth of experience to implement our business strategy. As our President and a principal of our external advisor, Mr. Bren is well-positioned to provide the board of directors with insights and perspectives on the execution of our business strategy, our operations and other internal matters. Further, as a principal of KBS-affiliated investment advisors and as President of KBS REIT I, KBS REIT II and KBS REIT III, Mr. Bren brings to the board demonstrated management and leadership ability.

W. Dean Henry is our Chief Executive Officer, a position he has held since August 2012. He served as one of our Executive Vice Presidents from our inception in August 2009 through August 2012. He is also the Chief Executive Officer of LPRI, a position he has held since August 2012. Mr. Henry joined Lincoln Property Company in 1973 and was promoted to Senior Vice President in charge of all residential operations of the Western Region in 1995, and then became the President and Chief Operating Officer of LPRI in 1998. Mr. Henry served as President only of LPRI from 2001 through August 2012, when he was appointed Chief Executive Officer. Mr. Henry indirectly through a trust owns and controls 30% of Legacy Partners Residential Realty LLC.

As Chief Executive Officer of LPRI, Mr. Henry oversees the management and operations of the Legacy Residential entities, including setting out company strategy and monitoring performance. As a member of Legacy Residential's Investment Acquisition and Management Committee, he reviews and approves the acquisition, financing, and disposition of multifamily real estate investments. Mr. Henry routinely reviews significant asset and property management issues and the status and progress of properties under development. He is also responsible for investor relationships.

Mr. Henry has been involved exclusively in multifamily real estate acquisitions, development, financing, management, and dispositions for over 40 years. Over the course of his career, he has overseen the acquisition/development, financing, and management of over 34,000 residential units exceeding $3.9 billion in cost.

Since 2002, Mr. Henry has been a key figure in Legacy Residential's sponsorship of the $269 million Legacy Partners Affordable Housing Fund, advising and investing for the State of California Public Employees' Retirement System. He has also been a key figure in Legacy Residential's affiliated entities' real estate investment, management, and disposition activities as a sub-advisor to institutional clients and high net worth individuals. Mr. Henry has been involved in entities, as a sub-advisor, that raised and invested nearly $1 billion since 1995 from large institutional clients such as the AFL-CIO Building Investment Trust, AIG Global Real Estate Investment Corp., BlackRock Realty Advisors, Inc., Capmark Investments, LP, a subsidiary of Capmark Financial Group Inc. (formerly known as GMAC Commercial Holding Corp.), Donaldson Lufkin & Jenrette, Inc. (now Credit Suisse (USA), Inc.), Equity Residential, and Goldman Sachs.

Mr. Henry serves on the Executive Committee of the National Multi-Housing Council. He is a member of the Policy Advisory Board of the Center for Real Estate at the University of California at Berkeley, and is an active member of the Urban Land Institute. Mr. Henry is past Chairman of the San Francisco YMCA and a former Board Member of Mercy Housing, a not for-profit affordable housing organization which has participated in the development, preservation and/or financing of more than 36,900 affordable homes in the United States. Mr. Henry currently serves as Chairman of the Multifamily Leadership Board of the National Association of Home Builders. Mr. Henry received a Bachelor's degree in Political Science from University of Puget Sound.

Guy K. Hays is one of our Executive Vice Presidents, a position he has held since our inception in August 2009. Mr. Hays is also President of LPRI, a position he has held since August 2012. Mr. Hays joined Lincoln Property Company in 1986, was promoted to Vice President of Finance for all residential operations of the Western Region in 1995, and became Senior Vice President - Finance of LPRI in 1998, then Senior Vice President and Chief Financial Officer - Residential in 2001, Senior Managing Director and Chief Financial Officer in January 2008, and Executive Managing Director and Chief Financial Officer in January 2009. Mr. Hays indirectly through a trust owns and controls 10% of Legacy Partners Residential Realty LLC.

As President of LPRI, Mr. Hays oversees the management, operations and financial affairs of the Legacy Residential entities, including setting out company strategy and monitoring financial performance. As a member of Legacy Residential's Investment Acquisition and Management Committee, he reviews and approves the acquisition, financing, and disposition of multifamily real estate investments. Mr. Hays routinely reviews significant asset and property management related issues, as well as the financing of properties and the firm's banking, accounting and reporting functions. He is also responsible for investor, lender, and banking relationships.

Over the course of his career, he has overseen the acquisition/development and financing of over 22,000 units exceeding $3.4 billion in cost. Since 2002, Mr. Hays has been a key figure in Legacy Residential's sponsorship of the $269 million Legacy Partners Affordable Housing Fund, advising and investing on behalf of the State of California Public Employees' Retirement System. He has also been a key figure in Legacy Residential's affiliated entities' real estate investment, management, and disposition activities as a sub-advisor to institutional clients. Mr. Hays has been involved in entities, as a sub advisor, that raised and invested nearly $1 billion from large institutional clients such as the AFL-CIO Building Investment Trust, AIG Global Real Estate Investment Corp., BlackRock Realty Advisors, Inc., Capmark Investments, LP, a subsidiary of Capmark Financial Group Inc. (formerly known as GMAC Commercial Holding Corp.), Donaldson Lufkin & Jenrette, Inc. (now Credit Suisse (USA), Inc.), Equity Residential, and Goldman Sachs.

Prior to joining Lincoln Property Company in 1986, Mr. Hays was with Kenneth Leventhal and Company, a CPA firm specializing in real estate, in Dallas, Texas where he earned his Certified Public Accountant designation. Mr. Hays is an active member of the National Multi-Housing Council and serves on the Multifamily Council of the Urban Land Institute. Mr. Hays received a Bachelor of Science in Accounting from Oral Roberts University.

PROXY

Peter McMillan III is one of our Executive Vice Presidents, a position he has held since our inception in August 2009. He is also an Executive Vice President, the Treasurer and Secretary and a director of KBS REIT I, KBS REIT II and KBS REIT III, and is President, Chairman of the Board and a director of KBS Strategic Opportunity REIT, positions he has held since June 2005, August 2007, January 2010 and December 2008, respectively. In addition, Mr. McMillan is one of our sponsors and is a sponsor of KBS REIT I, KBS REIT II, KBS REIT III and KBS Strategic opportunity REIT, which were formed in 2009, 2005, 2007, 2009 and 2008, respectively. Mr. McMillan owns and controls a 50% interest in GKP Holding LLC. GKP Holding owns a 33 1/3 % interest in KBS Holdings LLC, which is the sole owner of our advisor and our dealer manager. All four of our KBS sponsors, Messrs. Bren, Hall, McMillan and Schreiber, actively participate in the management and operations of our advisor.

Mr. McMillan is a co-founder and the Managing Partner of Willowbrook Capital Group, LLC. Prior to forming Willowbrook in 2000, Mr. McMillan served as an Executive Vice President and Chief Investment Officer of SunAmerica Investments, Inc., which was later acquired by AIG. As Chief Investment Officer, he was responsible for over $75.0 billion in assets, including residential and commercial mortgage-backed securities, public and private investment grade and non-investment grade corporate bonds and commercial mortgage loans and real estate investments. Before joining SunAmerica in 1989, he served as Assistant Vice President for Aetna Life Insurance and Annuity Company with responsibility for the company's $6.0 billion fixed income portfolios. Mr. McMillan received his Master of Business Administration in Finance from the Wharton Graduate School of Business at the University of Pennsylvania and his Bachelor of Arts Degree with honors in Economics from Clark University. Mr. McMillan is a director of TCW/Metropolitan West Funds and is a former director of Steinway Musical Instruments, Inc.

David E. Snyder is our Chief Financial Officer, Treasurer and Secretary, positions he has held since our inception in August 2009. He is the Chief Financial Officer of our advisor, KBS REIT I, KBS REIT II and KBS REIT III, positions he has held for these entities since November 2008, December 2008, December 2008 and January 2010, respectively. He is also the Chief Financial Officer, Treasurer and Secretary of KBS Strategic Opportunity REIT, positions he has held since December 2008.

From January 1998 to May 2008, Mr. Snyder worked for Nationwide Health Properties, Inc., a real estate investment trust specializing in healthcare related property. He served as the Vice President and Controller from July 2005 to February 2008 and Controller from January 1998 to July 2005. At Nationwide Health Properties, Mr. Snyder was responsible for internal and external financial reporting, Sarbanes-Oxley compliance, budgeting, debt compliance, negotiation and documentation of debt and equity financing and the negotiation of acquisition and leasing documentation. In addition, Mr. Snyder was part of the senior management team that approved investments, determined appropriate financing and developed strategic goals and plans. As part of his investment and financing responsibilities, Mr. Snyder participated in the origination, modification and refinancing of: mortgage loans made to customers, mortgages obtained on real estate and unsecured credit facilities.

Mr. Snyder was an adjunct accounting professor at Biola University from 1998 to 2005, teaching courses in auditing and accounting. He was the director of financial reporting at Regency Health Services, Inc., a skilled nursing provider, from November 1996 to December 1997. From October 1993 to October 1996, Mr. Snyder worked for Arthur Andersen LLP. Mr. Snyder received a Bachelor of Science Degree in Business Administration with an emphasis in Accounting from Biola University in La Mirada, California. Mr. Snyder is a Certified Public Accountant (California).

Stacie K. Yamane is our Chief Accounting Officer, a position she has held since our inception in August 2009. Ms. Yamane is also the Chief Accounting Officer, Portfolio Accounting of our advisor and Chief Accounting Officer of KBS REIT I, KBS REIT II, KBS REIT III and KBS Strategic Opportunity REIT, positions she has held for these entities since October 2008, October 2008, December 2008, January 2010 and August 2009, respectively. From July 2007 until December 2008, Ms. Yamane served as the Chief Financial Officer and from July 2007 to October 2008, she served as Controller of KBS REIT II; from October 2004 to October 2008, she served as Fund Controller of our advisor; from June 2005 to December 2008, she served as Chief Financial Officer of KBS REIT I; and from June 2005 to October 2008, she served as Controller of KBS REIT I.

PROXY

Ms. Yamane also serves as Senior Vice President/Controller, Portfolio Accounting for KBS Realty Advisors LLC, a position she has held since 2004. She served as a Vice President/Portfolio Accounting with KBS-affiliated investment advisors from 1995 to 2004. At KBS Realty Advisors, Ms. Yamane is responsible for client accounting/reporting for two real estate portfolios. These portfolios consist of industrial, office and retail properties as well as land parcels. Ms. Yamane works closely with portfolio managers, asset managers, property managers and clients to ensure the completion of timely and accurate accounting, budgeting and financial reporting. In addition, she assists in the supervision and management of KBS Realty Advisors' accounting department.

Prior to joining an affiliate of KBS Realty Advisors in 1995, Ms. Yamane was an audit manager at Kenneth Leventhal & Company, a CPA firm specializing in real estate. During her eight years at Kenneth Leventhal & Company, Ms. Yamane performed or supervised a variety of auditing, accounting and consulting engagements including the audit of financial statements presented in accordance with GAAP, as well as financial statements presented on a cash and tax basis, the valuation of asset portfolios and the review and analysis of internal control systems. Her experiences with various KBS-affiliated entities and Kenneth Leventhal & Company give her over 25 years of real estate experience.

Ms. Yamane received a Bachelor of Arts Degree in Business Administration with a dual concentration in Accounting and Management Information Systems from California State University, Fullerton. She is a Certified Public Accountant (inactive California).

Gary T. Kachadurian is one of our independent directors, a position he has held since 2010. Mr. Kachadurian has 31 years of real estate experience specializing in land and asset acquisition, construction, development, financing, and management. Since August 2007, Mr. Kachadurian has served as Chairman of Apartment Realty Advisors, the nation's largest privately owned multihousing investment advisory company. Also, as President of The Kachadurian Group LLC (f/k/a Kach Enterprises, LLC) from October 2006 to the present, he has been retained as consultant on apartment acquisition and development transactions.

He was formerly Senior Managing Director for Global Business Development for Deutsche Bank Real Estate. His responsibilities included raising equity in Japan, Germany, and other countries for new real estate products. Until May 2005 he was also a senior member of the Policy Committee of RREEF, a leading pension fund advisor, in addition to being a member of RREEF's Investment Committee for 14 years. He was in charge of RREEF's National Acquisitions Group and Value-Added and Development lines of business from 1999 to 2002, and also had oversight in the acquisition and management of RREEF's 24,000 unit apartment investment portfolio. Prior to joining RREEF, he was the Midwest Regional Operating Partner for Lincoln Property Company, developing and managing apartment communities in Illinois, Indiana, Wisconsin, Kansas and Pennsylvania.

PROXY

Mr. Kachadurian is a founding Board Member of the Chicago Apartment Association, was formerly Chairman of the National Multi Housing Council. He has been a featured speaker and panelist at many apartment industry events. He is Chairman of the Village Foundation of Children's Memorial Hospital, is a Director of Pangea Real Estate, and serves as Director of Leaders Bank in Oak Brook, Illinois. Mr. Kachadurian received his B.S. in Accounting from the University of Illinois.

The board of directors has concluded that Mr. Kachadurian is qualified to serve as one of our independent directors for reasons including the depth and breadth of his experience in the rental apartment industry, including longstanding experience as a developer, owner and manager of apartment properties. His extensive understanding of these varied aspects of our industry provide the board with an invaluable resource for assessing and managing risks and planning corporate strategy. In addition, in the course of serving on the boards of several companies and other large organizations involved in the apartment industry, Mr. Kachadurian has developed strong leadership and consensus building skills that are a valuable asset to the board of directors.

Michael L. Meyer is one of our independent directors, a position he has held since January 2010. He is also an independent director of KBS Strategic Opportunity REIT, a position he has held since October 2009. Mr. Meyer is a private real estate investor and since 1999 has been the Chief Executive Officer of the Michael L. Meyer Company. The Michael L. Meyer Company is a principal and/or manager of real estate entities and provides those entities with property acquisition, financing and management services and advice. Since June 2006, Mr. Meyer also has been a principal of TwinRock Partners, LLC (formerly known as AMG Realty Investors, LLC), a commercial and residential real estate investment company. From 2000 to 2003, Mr. Meyer was a principal in Advantage 4 LLC, a provider of telecommunications systems for real estate projects. From 1999 to 2003, Mr. Meyer was also a principal of Pacific Capital Investors, which acquired non-performing loans secured by real estate in Japan. From 1974 to 1998, Mr. Meyer was Managing Partner-Orange County and Audit Partner of the E&Y Kenneth Leventhal Real Estate Group of Ernst & Young LLP and its predecessor. Mr. Meyer is a director and member of the audit committee of Opus Bank and is a director and chair of the audit committee of Paladin Realty Income Properties, Inc., positions he has held for these entities since September 2010 and February 2004, respectively. Additionally, Mr. Meyer served as a director and member of the audit committee of City National Bank and City National Corporation, positions he held for these entities from July 1999 to April 2010.

Mr. Meyer was inducted into the California Building Industry Foundation Hall of Fame in June of 1999 for outstanding achievements in the real estate industry and community. Mr. Meyer was also the recipient of the University of California Irvine Graduate School of Management Real Estate Program Lifetime Achievement Award. Mr. Meyer received a Bachelor's of Business Administration from the University of Iowa. He is a Certified Public Accountant (inactive California).

The board of directors has concluded that Mr. Meyer is qualified to serve as one of our independent directors and the chairman of the audit committee for reasons including his expertise with respect to commercial real estate investments and accounting and financial reporting matters. With over 11 years of experience investing in commercial real estate and providing commercial real estate acquisition, financing and management services and advice, Mr. Meyer is well-positioned to advise the board with respect to potential investment opportunities and investment management. In addition, with 35 years of experience as an independent Certified Public Accountant or auditor for real estate companies, Mr. Meyer provides the board of directors with substantial expertise regarding real estate accounting and financial reporting matters. Further, Mr. Meyer's experience as a director of City National Bank, City National Corporation and Paladin Realty Income Properties, Inc. provide him with an understanding of the requirements of serving on a public company board.

Ronald E. Zuzack is one of our independent directors. From August 2010 until September 2011, Mr. Zuzack was a Senior Advisor and Investment Committee Member of WestRock, an apartment investment company. From January 2008 until February 2010, Mr. Zuzack served as Global Chief Operating Officer for BlackRock Realty Advisors, Inc.'s Real Estate Equity Business. BlackRock Realty is a division of BlackRock, Inc., a premier provider of global investment management, risk management and advisory services. Blackrock Realty is a leading real estate equity investment manager and, in his capacity as Global COO, Mr. Zuzack is responsible for the day-to-day operations of a platform in the Americas, the UK, Continental Europe, Australia and Asia with total assets under management of approximately US $26 billion. The firm manages a variety of separate accounts, closed-end funds and open-end funds with a focus on core, value-added and opportunistic investment strategies. Since January 2008,

Mr. Zuzack has been Chairman of Blackrock Realty's Operating Committee and a member of the Executive, Investment and Leadership Committees for the firm's Real Estate Group.

Mr. Zuzack joined BlackRock Realty's predecessor, SSR Realty Advisors, Inc., in 1981 as a Portfolio Manager, serving as Executive Vice President and Director of Portfolio Services from 1988 to 1997 and Chief Investment Officer from 1996 to 1997, Head of Acquisitions, Dispositions and Financing from 1997 to December 2005 and Head of BlackRock Realty Americas from January 2006 to January 2008. Prior to joining SSR Realty Advisors, he held positions as Vice President and Real Estate Manager with Union Bank and as Vice President, Development and Property Manager for Inter-Cal Real Estate Corporation.

Mr. Zuzack earned a BS in Finance and Economics in 1969 and an MBA in 1970 from the University of Missouri. He also was recognized as a Willis Bryant Scholar in Mortgage Banking at Northwestern University in 1972. He is currently a member of the Urban Land Institute. He has also served as Chairman of the Multi-Family Gold Council of the Urban Land Institute, as a member of the Executive Committee of the National Multi-Housing Council, as Chairman of the Rent Control Committee of the National Multi-Housing Council, and as a board member of the Mid-Peninsula Housing Authority.

The board of directors has concluded that Mr. Zuzack is qualified to serve as one of our independent directors and the chairman of the conflicts committee for reasons including his extensive experience as an investment fiduciary representing the interests of stockholder clients. Mr. Zuzack's 25 years as an active investor in apartment properties provide him with specific knowledge of our market segment and related financing activities and position him very well to provide the board of directors with valuable industry-specific insight and experience. Furthermore, Mr. Zuzack's experience also prepares him well for service on the audit committee. As Global COO of BlackRock Realty Advisors, Mr. Zuzack had overall responsibility for the financial performance of that company, including supervision of the principal financial officer, regular reviews of financial statements, and frequent consideration of issues related to the conduct of audits, assessment of internal controls and procedures for financial reporting.

Compensation of Executive Officers

Our executive officers do not receive compensation directly from us for services rendered to us. Our executive officers are officers and/or employees of, or hold an indirect ownership interest in, our advisor or sub-advisor, and/or their affiliates, and our executive officers are compensated by these entities, in part, for their services to us. See "– Report of the Conflicts Committee – Certain Transactions with Related Persons" for a discussion of the fees paid to our advisor and its affiliates.

Compensation of Directors

If a director is also one of our executive officers, we do not pay any compensation to that person for services rendered as a director. The amount and form of compensation payable to our independent directors for their service to us is determined by the conflicts committee, based upon recommendations from our advisor. Two of our executive officers, Messrs. Bren and McMillan, participate in the management and control of our advisor, and through our advisor, they are involved in recommending and setting the compensation to be paid to our independent directors.

PROXY

We have provided below certain information regarding compensation earned by or paid to our directors during fiscal year 2012.

Name	Fees Earned or Paid in Cash in 2012[(1)]	All Other Compensation	Total
Gary T. Kachadurian	$ 81,837	$ –	$ 81,837
Michael L. Meyer	99,837	–	99,837
Ronald E. Zuzack	107,837	–	107,837
Peter M. Bren[(2)]	–	–	–
C. Preston Butcher[(2)]	–	–	–

(1) Fees Earned or Paid in Cash include meeting fees earned in: (i) 2011 but paid or reimbursed in the first quarter of 2012 as follows: Mr. Kachadurian $3,337, Mr. Meyer $5,337, and Mr. Zuzack $6,337; and (ii) 2012 and paid or to be paid in 2013 as follows: Mr. Kachadurian $7,333, Mr. Meyer $7,333, and Mr. Zuzack $8,333.

(2) Directors who are also our executive officers do not receive compensation for services rendered as a director.

Cash Compensation

We compensate each of our independent directors with an annual retainer of $40,000. In addition, we pay our independent directors for attending board and committee meetings as follows:

- $2,500 for each board meeting attended;
- $2,500 for each committee meeting attended (except that the committee chairman is paid $3,000 for each committee meeting attended);
- $2,000 for each teleconference meeting of the board; and
- $2,000 for each teleconference meeting of any committee (except that the committee chairman is paid $3,000 for each teleconference committee meeting attended).

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

STOCK OWNERSHIP

The following table shows, as of April 10, 2013, the amount of our common stock beneficially owned (unless otherwise indicated) by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) our directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Percent of All Shares
C. Preston Butcher, Chairman of the Board and Director	20,000[3]	*
Peter M. Bren, President and Director	20,000[3]	*
W. Dean Henry, Chief Executive Officer	20,000[3]	*
Guy K. Hays, Executive Vice President	20,000[3]	*
Peter McMillan III, Executive Vice President	20,000[3]	*
David E. Snyder, Chief Financial Officer, Treasurer and Secretary	–	–
Stacie K. Yamane, Chief Accounting Officer	–	–
Gary T. Kachadurian, Independent Director	–	–
Michael L. Meyer, Independent Director	–	–
Ronald E. Zuzack, Independent Director	–	–
All directors and executive officers as a group	20,000[3]	*

* Less than 1% of the outstanding common stock

(1) The address of each named beneficial owner is 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660.

(2) None of the shares is pledged as security.

(3) Includes 20,000 shares owned by KBS-Legacy Apartment Community REIT Venture, LLC, which is indirectly owned and controlled by C. Preston Butcher, W. Dean Henry, Guy K. Hays, Peter M. Bren, Keith D. Hall, Peter McMillan III and Charles J. Schreiber, Jr.

Section 16(a) Beneficial Ownership Reporting Compliance

Under U.S. securities laws, directors, executive officers, and any persons beneficially owning more than 10% of our common stock are required to report their initial ownership of the common stock and most changes in that ownership to the SEC. The SEC has designated specific due dates for these reports, and we are required to identify in this proxy statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and written representations of our directors and executive officers, we believe all persons subject to the Section 16 reporting requirements filed the reports on a timely basis in 2012.

PROXY

PROPOSAL 1. ELECTION OF DIRECTORS

At the annual meeting, you and the other stockholders will vote on the election of all five members of the board of directors. Those persons elected will serve as directors until the 2014 annual meeting and until their successors are duly elected and qualified. The board of directors has nominated the following people for re-election as directors:

- C. Preston Butcher
- Gary T. Kachadurian
- Ronald E. Zuzack
- Peter M. Bren
- Michael L. Meyer

Each of the nominees for director is a current director. Detailed information on each nominee is provided on pages 17 through 23.

Vote Required

Under our charter, a majority of the shares of common stock present in person or by proxy at an annual meeting at which a quorum is present is required for the election of the directors. This means that, of the shares present in person or by proxy at an annual meeting, a director nominee needs to receive affirmative votes from a majority of such shares in order to be elected to the board. Because of this majority vote requirement, **"withhold" votes and broker non-votes will have the effect of a vote against each nominee for director.** If an incumbent director nominee fails to receive the required number of votes for reelection, then under Maryland law, he or she will continue to serve as a "holdover" director until his or her successor is duly elected and qualified.

The appointed proxies will vote your shares of common stock as you instruct. If you submit a proxy card with no further instructions, the appointed proxies will vote your shares FOR all of the director nominees listed above. If any nominee becomes unable or unwilling to stand for re-election, the board may reduce its size or designate a substitute. If a substitute is designated, proxies voting on the original nominee will be cast for the substituted nominee.

Whether you plan to attend the meeting and vote in person or not, we urge you to have your vote recorded. Stockholders have the following three options for submitting their votes by proxy: (1) via the Internet, (2) by telephone or (3) by mail, using the enclosed proxy card. YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL NOMINEES LISTED FOR REELECTION AS DIRECTORS.

PROPOSAL 2. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the annual meeting, you and the other stockholders will vote on the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

The audit committee has appointed Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

The audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm. In making its determination regarding whether to appoint or retain a particular independent registered public accounting firm, the audit committee takes into account the opinions of management and our internal auditors in assessing the independent registered public accounting firm's qualifications, performance and independence. Notwithstanding its appointment of Ernst & Young LLP, the audit committee may, however, select new auditors at any time in the future in its discretion if it deems such decision to be in our best interests. If the appointment of Ernst & Young LLP is not ratified by our stockholders, the audit committee may consider whether it should appoint another independent registered public accounting firm.

During the year ended December 31, 2012, Ernst & Young LLP served as our independent registered public accounting firm and provided certain tax and other services. Ernst & Young LLP has served as our independent registered public accounting firm since our formation. We expect that Ernst & Young LLP representatives will be present at the annual meeting and they will have the opportunity to make a statement if they desire to do so. In addition, we expect that the Ernst & Young LLP representatives will be available to respond to appropriate questions posed by stockholders.

Vote Required

Under our bylaws, a majority of the votes cast at the annual meeting at which a quorum is present is required for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013. Abstentions and broker non-votes will not count as votes actually cast with respect to determining if a majority vote is obtained under our bylaws and will have no effect on the determination of this proposal.

The appointed proxies will vote your shares of common stock as you instruct. If you submit a proxy card with no further instructions, the appointed proxies will vote your shares FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

Whether you plan to attend the meeting and vote in person or not, we urge you to have your vote recorded. Stockholders have the following three options for submitting their votes by proxy: (1) via the Internet, (2) by telephone or (3) by mail, using the enclosed proxy card. YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROXY

PROPOSAL 3. CHARTER AMENDMENT PROPOSAL

At the annual meeting, you and the other stockholders will vote on the Charter Amendment Proposal.

We commenced our Follow-on Offering on March 8, 2013. In addition to registering the Follow-on Offering with the SEC, because shares of our common stock are not listed on a national securities exchange, we were required to register our Follow-on Offering with the securities administrator in each U.S. state, commonwealth and district in which we plan to offer securities for sale.

In connection with the registration of our Follow-on Offering, we received requests from the state securities administrators of Kansas and Alabama to make certain amendments to our charter. Specifically, these state securities administrators requested that that we remove language in Section 11.11 of our charter that allows us to redeem securities held by any stockholder who makes a Non-Compliant Tender Offer (as defined in the Charter Amendment Proposal). A clean copy of the Charter Amendment Proposal is attached hereto as **Annex A** and a copy which has been marked to show the proposed changes to our charter is attached hereto as **Annex B**.

As a condition to registering our Follow-on Offering in these states, we agreed to submit the Charter Amendment Proposal to a vote of our stockholders. Consequently, our board of directors has considered and declared the Charter Amendment Proposal advisable and has directed that Charter Amendment Proposal be submitted for consideration by our stockholders at the annual meeting.

If the Charter Amendment Proposal is approved by our stockholders and subsequently becomes effective upon filing with the Maryland State Department of Assessments and Taxation, we will no longer have the power to unilaterally redeem securities held by any stockholder who makes a Non-Compliant Tender Offer. The Charter Amendment Proposal has no impact on our ability to redeem securities pursuant to our share redemption program.

Vote Required

With regard to the Charter Amendment Proposal, your vote may be cast "FOR" or "AGAINST" the proposal, or you may "ABSTAIN" from voting on the proposal. Under our charter, an affirmative vote of a majority of all of the votes entitled to be cast on the proposal is required for approval of the Charter Amendment Proposal. Because of this majority vote requirement, **"ABSTAIN" votes and broker non-votes will have the effect of a vote against the Charter Amendment Proposal.**

The appointed proxies will vote your shares of common stock as you instruct. If you submit a proxy card with no further instructions, the appointed proxies will vote your shares FOR the Charter Amendment Proposal.

Whether you plan to attend the meeting and vote in person or not, we urge you to have your vote recorded. Stockholders have the following three options for submitting their votes by proxy: (1) via the Internet, (2) by telephone or (3) by mail, using the enclosed proxy card. YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE CHARTER AMENDMENT PROPOSAL.

STOCKHOLDER PROPOSALS

Any proposals by stockholders for inclusion in proxy solicitation material for the next annual meeting must be received by our secretary, David E. Snyder, at our executive offices no later than December 25, 2013. However, if we hold the annual meeting before June 8, 2014 or after August 7, 2014, stockholders must submit proposals for inclusion in our 2014 proxy statement within a reasonable time before we begin to print our proxy materials. The mailing address of our executive offices is 620 Newport Center Drive, Suite 1300, Newport Beach, California 92660. If a stockholder wishes to present a proposal at the 2014 annual meeting, whether or not the proposal is intended to be included in the 2014 proxy materials, our bylaws require that the stockholder give advance written notice to our secretary by January 24, 2014.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in accordance with the discretion of the proxy holder.

Annex A

AMENDMENT TO CHARTER OF KBS LEGACY PARTNERS APARTMENT REIT, INC.

Section 11.11. Tender Offers. If any stockholder of the Corporation makes a tender offer, including, without limitation, a "mini-tender" offer, such stockholder must comply with all of the provisions set forth in Regulation 14D of the Securities Exchange Act of 1934, as amended, including, without limitation, disclosure and notice requirements, which would be applicable if the tender offer was for more than 5% of the outstanding securities of the Corporation, provided, however, that such documents are not required to be filed with the Securities and Exchange Commission. In addition, any such stockholder must provide notice to the Corporation at least 10 Business Days prior to initiating any such tender offer. Any stockholder who initiates a tender offer without complying with the provisions set forth above (a "**Non-Compliant Tender Offer**") shall be responsible for any and all expenses incurred by the Corporation in connection with the Corporation's response, if any, to such Non-Compliant Tender Offer including, without limitation, expenses incurred in connection with the review of all documents related to such tender offer. In addition to the remedies provided herein, the Corporation may seek injunctive relief, including, without limitation, a temporary or permanent restraining order, in connection with any Non-Compliant Tender Offer.

PROXY

AMENDMENT TO CHARTER
OF
KBS LEGACY PARTNERS APARTMENT REIT, INC.

Section 11.11. Tender Offers. If any stockholder of the Corporation makes a tender offer, including, without limitation, a "mini-tender" offer, such stockholder must comply with all of the provisions set forth in Regulation 14D of the Securities Exchange Act of 1934, as amended, including, without limitation, disclosure and notice requirements, which would be applicable if the tender offer was for more than 5% of the outstanding securities of the Corporation, provided, however, that such documents are not required to be filed with the Securities and Exchange Commission. In addition, any such stockholder must provide notice to the Corporation at least 10 Business Days prior to initiating any such tender offer. ~~If any~~**Any** stockholder **who** initiates a tender offer without complying with the provisions set forth above (a "**Non-Compliant Tender Offer**")~~, the Corporation, in its sole discretion, shall have the right to redeem such non-compliant stockholder's shares of Capital Stock and any shares of Capital Stock acquired in such tender offer (collectively, the "**Tendered Shares**") at the lesser of (a) with respect to Common Stock, the price then being paid per share of Common Stock purchased in the Corporation's latest offering of Common Stock at full purchase price (not discounted for commission reductions nor for reductions in sale price permitted pursuant to the distribution reinvestment plan), (b) the fair market value of the shares as determined by an independent valuation obtained by the Corporation or (c) the lowest tender offer price offered in such Non-Compliant Tender Offer. The Corporation may purchase such Tendered Shares upon delivery of the purchase price to the stockholder initiating such Non-Compliant Tender Offer, and, upon such delivery, the Corporation may instruct any transfer agent to transfer such purchased shares to the Corporation. In addition, any stockholder who makes a Non-Compliant Tender Offer~~ shall be responsible for **any and** all expenses incurred by the Corporation in connection with the ~~enforcement of the provisions of this Section 11.11,~~ **Corporation's response, if any, to such Non-Compliant Tender Offer** including, without limitation, expenses incurred in connection with the review of all documents related to such tender offer ~~and expenses incurred in connection with any purchase of Tendered Shares by the Corporation. The Corporation maintains the right to offset any such expenses against the dollar amount to be paid by the Corporation for the purchase of Tendered Shares pursuant to this Section 11.11~~. In addition to the remedies provided herein, the Corporation may seek injunctive relief, including, without limitation, a temporary or permanent restraining order, in connection with any Non-Compliant Tender Offer.

PROXY

Intentionally Left Blank

KBS Legacy Partners Apartment REIT, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA 92660
(866) 527-4264
www.kbsreits.com